As filed with the Securities and Exchange Commission on April 1, 2003

File No. ~~24-10299~~ 24-10029

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 4
TO
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

RECD S.E.C.
APR 1 - 2003
1086

ALTRUST FINANCIAL SERVICES, INC.

(Exact name of issuer as specified in its charter)

Alabama

(State or other jurisdiction of incorporation or organization)

03019253

811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Address, including zip code, and telephone number, including area code, of the issuer's principal executive offices)

PROCESSED
APR 02 2003
THOMSON FINANCIAL

J. Robin Cummings
President and Chief Executive Officer
Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
(256) 737-7000

(Name, address, including zip code and telephone number, including area code, of agent for service)

6711	**63-0923450**
(Primary Standard Industrial Classification Code Number)	*(I.R.S. employer identification number)*

With Copies to:

Ralph F. MacDonald, III
S. Joel Cartee
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Phone: (404) 881-7000
Facsimile: (404) 881-4777

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I

NOTIFICATION

Item 1. Significant Parties

(a) *The issuer's directors:*

Name	Business Address	Residential Address
James Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
George Whit Drake	AmSouth/Herbert Plaza 1901 Sixth Ave. North, Suite 1400 Birmingham, Alabama 35203	7719 Kenmore Place Vestavia Hills, Alabama 35242
Noel Jasper Estes	Not Applicable	729 Signal Point Road Guntersville, Alabama 35976
Cecil Alan Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Neal Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Timothy Dudley Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Brian Clarke Witcher	316 3rd Street, SW Cullman, Alabama 35055	175 County Road 293 Cullman, Alabama

(b) *The issuer's officers:*

Name	Business Address	Residential Address
James Robin Cummings Chief Executive Officer and President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Hubert Dorian Lawler Chief Operations Officer and Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	88 Edgewood Road Cleveland, Alabama 35049
Lionel James Powell Chief Financial Officer and Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	851 Scenic Drive N.E. Cullman, Alabama 35055
Morris Steven Stanford Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	909 Avenue D, S.E Cullman, Alabama 35055
Kenneth Howard Weldon Executive Vice President	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(c) *The issuer's general partners:*

Not applicable

(d) *Record owners of five percent or more of any class of the issuer's equity securities:*

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Ulysses Virgil and Lamerle Jean Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055

(e) *Beneficial owners of five percent or more of any class of the issuer's equity securities:*

Name	Business Address	Residential Address
Altrust Financial Services, Inc. Savings & ESOP Trust	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Ulysses Virgil and Lamerle Jean Haynes	Not applicable	6360 Highway 69 North Cullman, Alabama 35055
James Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Thomas Edwin Drake	P.O. Box 1165 Cullman, Alabama 35056	1440 County Road 1371 Vinemont, Alabama 35179
Cecil Alan Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	240 County Road 1500 Cullman, Alabama 35058
Terry Neal Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 111 Baileyton, Alabama 35019
Timothy Dudley Walker	Walker Brothers P.O. Box 150 Baileyton, Alabama 35019	P.O. Box 10 Baileyton, Alabama 35019
Kenneth Howard Weldon	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1170 Country Road 1352 Vinemont, Alabama 35179

(f) *Promoters of the issuer:*

Name	Business Address	Residential Address
James Robin Cummings	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	1736 David Drive, NW Cullman, Alabama 35055
Thomas Edwin Drake	P.O. Box 1165 Cullman, Alabama 35056	1440 County Road 1371 Vinemont, Alabama 35179
Roy Charles Shaw	Not Applicable	P.O. Box 69 Holly Pond, Alabama 35083

(g) *Affiliates of the Issuer*

Name	Business Address	Residential Address
Peoples Bank of North Alabama	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable
Southern Insurance of Cullman, Inc	811 2nd Avenue S.W. Cullman, Alabama 35055-4222	Not applicable

(h) *Counsel to the issuer with respect to the proposed offering:*

Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, Georgia 30309-3424
Attn: Ralph F. MacDonald III
Facsimile No. (404) 253-8272

(i) *Each underwriter with respect to the proposed offering:*

Not applicable

(j) *The underwriter's directors:*

Not applicable

(k) *The underwriter's officers:*

Not applicable

(l) *The underwriter's general partners:*

Not applicable

(m) *Counsel to the underwriter:*

Not applicable

Item 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to the disqualification provisions set forth in Rule 262.

(b) Not applicable

Item 3. Affiliate Sales

No part of the proposed offering involves the resale of securities by affiliates of Altrust Financial Services, Inc.

Item 4. Jurisdictions in Which Securities Are to be Offered

(a) The securities are being offered directly by officers and directors of the issuer and not by underwriters, dealers or salespersons. No director, officer or employee of the issuer will receive renumeration in connection with the sale of the securities in this offering, except such persons may be reimbursed their reasonable out-of-pocket expenses.

(b) The issuer will offer the securities solely through the efforts of the issuer's officers and directors solely to existing shareholders residing in the State of Alabama. The securities are exempt from registration with the State of Alabama pursuant to Section 8-6-11(10) of the Alabama Securities Act, which section exempts securities offerings solely to existing shareholders.

Item 5. Unregistered Securities Issued or Sold Within One Year

(a) On April 19, 2002, Altrust Financial Services, Inc. sold 889,547 shares of its Common Stock, $0.01 par value, at an offering price of $7.75 per share, for an aggregate offering price of $6,893,989 to the following persons in the amounts stated:

Investor and Relationship with Issuer (if any)	Number of Shares of Common Stock Purchased
Donald Clay	32,260
Terry Clemmons	30,000
Tim Compton Former Executive Officer of Peoples Bank	3,225
Sara Cook	12,904
Larry Cooke	10,000
James Robin Cummings Chief Executive Officer and Director of Altrust and Peoples Bank	45,162
Christine Drake Wife and Mother of Director	3,600
Thomas Edwin Drake Director of Peoples Bank; Father of Director of Peoples Bank	35,112
George Whit Drake Director of Altrust and Peoples Bank; Son of Director of Peoples Bank	24,800
Noel Jasper Estes Director of Altrust and Peoples Bank	19,356
Betty Fisher	14,000
Mack Gavitt	26,000
Billy Gilley	12,554
Terry Gilley	350
Ulysses Virgil Haynes Beneficial Owner of Five Percent or more of Issuer's Securities	35,808
Connie Holcomb	6,712
Ed Holcomb	43,288
Candace Hooten Senior Vice President of Peoples Bank	6,600
Bill Jacka	10,000
Ray Lindsey Senior Vice President of Peoples Bank	12,903
Alan Neill	6,452
Darlene Norris	1,400
Robert Norris	11,500
Dwight Scott Director of Peoples Bank	17,080
Louise Scott Wife of Director	4,972
Laudine Shaw Wife of Director	8,656
Roy Shaw Director of Peoples Bank	11,700
Jerry Smith	6,452
Bill Waddell	12,904
Cecil Alan Walker Director of Altrust and Peoples Bank	118,227
Amy Walker Wife of Director	5,000

Terry Neal Walker Director of Altrust and Peoples Bank	110,159
Teresa Walker Wife of Director	1,672
Timothy Dudley Walker Director of Altrust and Peoples Bank	107,527
Kenneth Howard Weldon Executive Officer of Peoples Bank	2,500
John Whitten	12,904
Billy Williams	12,904
Brian Clarke Witcher Director of Peoples Bank	32,904
Doug Witcher Brother of Director	20,000

Throughout the previous year, Altrust issued shares of common stock to the following persons upon exercise of certain stock options in the amounts and at the share price as listed below.

Name	Date	Number of Shares	Exercise Price
Kenneth Weldon Executive Officer of Peoples Bank	March 15, 2002	1,600	$ 4.4375
Ed Vaughn Employee of Peoples Bank	March 27, 2002	1,600 1,600	$ 4.4375 $ 5.25
Lori Allen Former Employee of Peoples Bank	June 26, 2002	1,600 1,600	$ 4.4375 $ 5.25
Tim Compton Former Executive Officer of Peoples Bank	July 29, 2002	1,600 1,600	$ 4.4375 $ 5.25
Pam Yeager Employee of Peoples Bank	August 22, 2002	1,600 1,600	$ 4.4375 $ 5.25
Jasper Estes Director of Altrust and Peoples Bank	December 6, 2002	3,000 3,000 3,000	$ 3.6875 $ 4.4375 $ 5.25
Karen Burch Niece of Director of Altrust and Peoples Bank	December 16, 2002	3,000 3,000 3,000	$ 3.6875 $ 4.4375 $ 5.25

(b) Not applicable

(c) The shares above were sold in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. The issuer made a determination that all of the purchasers of shares in the private placement were accredited investors based on the representations made by the purchasers in signed subscription agreements delivered to the issuer. The purchasers also delivered investment representations to the issuer and consented to the imposition of transfer restrictions on the securities, including restrictive legends on the certificates representing such shares. No other offers or sales of the issuer's common stock were made within six months of the private placement, except for the exercises of the stock options noted above. All purchasers in the private placement received a confidential private placement memorandum prior to their purchase of any shares. This private placement memorandum included information substantially similar to that provided in the Offering Circular, including audited and unaudited financial statements. The purchasers were also given the opportunity to ask questions of management and request supplemental information in the manner provided by Commission Regulation D.

Item 6. Other Present or Proposed Offerings

The issuer and its affiliates are not currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A, other than in the normal course of business pursuant to the issuer's ESOP and director and employee stock option plans.

Pursuant to the provisions of the issuer's ESOP, the issuer has been requested by approximately three former employees to repurchase approximately 97,366 shares of the issuer's common stock received by them as a result of their participation in the issuer's ESOP. This repurchase is expected to be at or about $7.60 per share, which is based upon an independent valuation of our shares performed for our ESOP as of September 30, 2002.

Item 7. Marketing Arrangements

(a) Neither Altrust Financial Services, Inc. nor any person named pursuant to Item 1 knows of any arrangements made for any of the following purposes:

1. To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution.
2. To stabilize the market for any of the securities to be offered.
3. For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Not applicable

Item 8. Relationship with Issuer of Experts Named In Offering Statement

No expert named in this Offering Statement as having prepared or certified any part hereof was employed for such purpose on a contingent basis, or, at the time of such preparation or certification or at any time thereafter, had a material interest in Altrust Financial Services, Inc., or any of its parents or subsidiaries or was connected with Altrust Financial Services, Inc. or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

Item 9. Use of Solicitation of Interest Document

No written document or broadcast script was used by the issuer prior to the filing of this Notification.

PART II

OFFERING CIRCULAR

OFFERING CIRCULAR

ALTRUST FINANCIAL SERVICES, INC.
Cullman, Alabama

Up to 645,161 Shares of Common Stock

Altrust Financial Services, Inc. is offering up to 645,161 shares of its common stock at a price of $7.75 per share. This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may, in our sole discretion, extend this offering for up to three periods of 30 days each. This offering will be self-underwritten. We will sell our common stock in this offering solely through the efforts of James Robins Cummings, our President, Chief Executive Officer and Chairman of our Board of Directors. This offering will commence immediately following the qualification of this Offering Statement.

There currently is no active public market for our common stock. The market price of our common stock after this offering may be higher or lower than the offering price. We are selling the shares ourselves, and no underwriters are involved in this offering. We presently do not intend to apply for listing of our common stock on any securities exchange or for trading on Nasdaq. No minimum number of shares is required to be sold and no subscription proceeds will be held in escrow. Shares will be issued promptly after we accept subscriptions.

Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 6 of this offering circular.

	Offering Price	Estimated Expenses (2)	Proceeds to Altrust
Per Share (1)	$ 7.75	$ 0.3736	$ 7.3764
Total	$4,999,997.75	$ 241,000	$4,758,997.75

(1) Per share data assumes that we sell the maximum number of shares of our common stock offered by this offering circular.

(2) Offers and sales of our common stock will be made on behalf of Altrust by James Robin Cummings, our President, Chief Executive Officer and Chairman of our Board of Directors. Mr. Cummings will not receive special compensation, commissions, or other monies for these activities, but may be reimbursed for reasonable out-of-pocket expenses. This includes estimated legal, accounting, printing, and postage costs related to this offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR THE COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE COMMON STOCK IS NOT A DEPOSIT OR AN OBLIGATION OF ANY DEPOSITORY INSTITUTION, AND IS NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY GOVERNMENT AGENCY.

THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL OUR COMMON STOCK AND IS NOT SOLICITING AN OFFER TO BUY OUR COMMON STOCK EXCEPT TO EXISTING SHAREHOLDERS OF THE COMPANY WHO ARE BONA FIDE RESIDENTS OF THE STATE OF ALABAMA.

April 1, 2003

TABLE OF CONTENTS

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this offering circular is accurate only as of the date on the front cover of this offering circular or the dates given in this offering circular. Our business, financial condition, results of operations, and prospects may have changed since those dates.

In this offering circular, "Altrust," "we," "us," and "our" refer to Altrust Financial Services, Inc. and its subsidiaries. "Peoples Bank" refers to Peoples Bank of North Alabama, a wholly owned subsidiary of Altrust.

SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under the captions "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere throughout this offering circular are forward-looking statements. Forward-looking statements relate to future events or our future financial performance and may involve known or unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements. Forward-looking statements include statements using the words such as "may," "will," "anticipate," "should," "would," "believe," "assure," "contemplate," "expect," "estimate," "continue," "intend," "project," "design," "plan," "seek," or other similar words and expressions of the future.

These forward-looking statements involve risks and uncertainties, and may not be realized due to a variety of factors, including, but not limited to, the following:

- the effects of future economic conditions;

- governmental monetary and fiscal policies, as well as legislative and regulatory changes;

- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

- interest rate and credit risks;

- the effects of existing and future competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone, computer and the Internet;

- the failure of assumptions underlying the establishment of reserves for possible loan losses;

- the costs, time and operational difficulties of integrating and managing the branches purchased from Community Bank and retaining the customers of such branches, and our related expansion into new market areas; and

- our ability to attract and retain qualified personnel.

All written or oral forward looking statements that are made by or are attributable to us are expressly qualified in their entirety by this cautionary notice. Our actual results may differ significantly from the results we discuss in these forward-looking statements.

SUMMARY

The following is a brief summary of selected contents of this offering circular. It does not contain all the information that may be important to you. We urge you to read this entire offering circular, including our financial statements and the notes to these statements, before making an investment decision. You should also carefully consider the information set forth under "Risk Factors."

Our Company

Altrust Financial Services, Inc. is an Alabama corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and which is a financial holding company under the Gramm-Leach-Bliley Act of 1999.

We conduct nearly all of our business through our wholly owned subsidiary, Peoples Bank of North Alabama. Peoples Bank is an Alabama commercial bank that commenced operations in September 1977 through its predecessors.

As of December 31, 2002, we had total consolidated assets of approximately $277.0 million, consolidated deposits of approximately $230.9 million, total consolidated liabilities (including deposits) of approximately $243.7 million, and consolidated shareholders' equity of approximately $33.3 million. Our net income for the year ended December 31, 2002 was approximately $3.067 million.

Our Banking Business

We offer a broad range of retail and commercial banking and financial services, principally through Peoples Bank. Peoples Bank primarily targets individuals and small- to medium-sized businesses located in our North Alabama market area. Peoples Bank's principal activities consist of the taking of demand and time deposits and the making of secured and unsecured consumer and commercial loans.

Peoples Bank is a member of the FDIC, and its deposits are insured by the FDIC.

Our Market Area and Strategy

Our primary market area is Cullman County, and nearby areas of Blount, Marshall and Morgan Counties, Alabama as well as the northern portion of Jefferson County, Alabama. We plan to continue to open or acquire additional branches in smaller towns in these North Alabama counties. These communities are principally served by branches of large regional and national financial institutions headquartered outside of the area. As a result, we believe these markets need a locally-owned and operated commercial bank managed by people in and from the communities it serves.

We offer personalized and flexible banking services to the communities in our market area and are able to react quickly to changes in those communities. We also offer products tailored to the specific needs of our communities. As a financial holding company, we can offer a wide variety of services. Although we have not engaged in any financial holding company activities to date, we intend to review the possibilities of selling additional types of insurance, investment products, appraisal services, tax services and other non-traditional products that complement our existing services.

Our Board of Directors and Management

Altrust's directors are J. Robin Cummings, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. The directors of Peoples Bank are J. Robin Cummings, Roy Shaw, Tom Drake, Dwight Scott, Whit Drake, Brian Witcher, N. Jasper Estes, Alan Walker, Terry Walker and Tim Walker. Collectively, our directors have more than 130 years of banking experience. Our directors represent local business persons and banking professionals, each having strong ties and familiarity with the communities in which we operate.

Our management team is J. Robin Cummings (President, Chief Executive Officer and Chairman of the Board of Altrust), Lionel Powell (Chief Financial Officer of Peoples Bank), H.D. Lawler (Chief Operations Officer of Peoples Bank), Steve Stanford (Executive Vice President of Peoples Bank) and Kenneth Weldon (Executive Vice-President of Peoples Bank). Collectively, our management team has more than 65 years of banking experience.

Our Principal Executive Offices

Our principal executive offices are located at 811 2nd Avenue S.W., Cullman, Alabama 35055-4222, and our telephone number is (256) 737-7000.

Recent Developments

On February 25, 2002, we entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. We completed this transaction on May 31, 2002. For additional information on this acquisition, see "Our Company - Recent Developments."

In order to finance the acquisition of the Marshall County branches described above, we completed a private placement sale of 889,547 shares of our common stock at a price of $7.75 per share on April 19, 2002 for an aggregate offering price of $6.893 million. This private placement resulted in net proceeds to Altrust of approximately $6.768 million.

Information About This Offering

The following information:

- is based on the number of shares of our common stock outstanding as of December 31, 2002;
- assumes that we offer and sell all of our common stock offered at a price of $7.75 per share; and
- excludes 266,000 options for shares granted for issuance under our stock option plans, of which 92,000 shares were issuable upon the exercise of options outstanding as of December 31, 2002 at a weighted average exercise price of $4.65 per share.

Our Use of the Proceeds from This Offering

We expect our estimated net proceeds from this offering, after deducting estimated offering expenses of approximately $241,000, to be approximately $4.759 million.

We intend to use the net proceeds from the sale of our common stock to construct our proposed new branch office in Jones Chapel, to make improvements and upgrades to our equipment and technology, and for general corporate purposes, including, but not limited to, capital contributions to our bank to support future growth and maintain working capital, and possible acquisitions of additional bank branches and other financial services businesses.

Our Plan of Distribution

No underwriters are involved in this offering. James Robin Cummings, our President, Chief Executive Officer and Chairman of our Board, will assist us in offering and selling our common stock. Mr. Cummings will not receive any commissions for these activities, but we may reimburse his reasonable out-of-pocket expenses. See "Information About This Offering."

How to Purchase Shares

This offering will terminate 60 days after the date of this offering circular, unless sooner terminated, although we may extend, in our sole discretion, the offering for up to three periods of 30 days each. If you would like to purchase shares in this offering, then prior to the termination date you must complete the subscription agreement that accompanies this offering circular and deliver it to us together with a check to cover the purchase price of your shares. We will not be using an escrow agent for the proceeds of this offering.

Our Common Stock

At December 31, 2002, we had approximately 4,887,711 shares outstanding. Assuming that we sell all of the approximately 645,161 shares of our common stock offered by this offering circular, we will have 5,532,872 shares of our common stock outstanding after this offering, before the anticipated repurchase of the approximately 97,366 ESOP shares. No active public market currently exists for our common stock, and none is expected to develop after this offering.

SUMMARY FINANCIAL DATA

The following table shows our summary financial data, which you should read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes and other financial data in this offering circular or otherwise incorporated herein. The financial data as of and for the year ended December 31, 2002 includes the assets and liabilities of the Marshall County branches purchased on May 31, 2002 and the results of operations of those branches by us since May 31, 2002.

	For the Year Ended December 31,				
	1998	1999	2000	2001	2002
	(in thousands, except per share data)				
Earnings					
Interest income	$12,483	$13,730	$15,391	$16,229	$15,622
Interest expense	5,151	5,580	6,923	6,643	4, 781
Net interest income	7,332	8,150	8,468	9,586	10,841
Provision for loan losses	458	295	353	740	1,152
Net interest income after provision for loan losses	6,874	7,855	8,115	8,846	9,689
Non-interest income	2,509	2,539	2,546	2,954	3,889
Non-interest expenses	5,122	5,579	6,399	7,120	9,216
Net income before income taxes	4,261	4,815	4,262	4,680	4,362
Applicable income taxes	1,502	1,669	1,619	1,645	1,295
Net income	$2,759	$3,146	$2,643	$3,035	$3,067
Per Share Data (1)					
Net income – basic earnings	$0.72	$0.80	$0.67	$0.77	$0.67
Net income – diluted earnings	0.69	0.77	0.63	0.72	0.63
Shareholders' equity (book value)	4.96	4.46	5.26	5.84	6.80
Cash dividends	0.25	-	-	0.50	-
Weighted average number of shares outstanding	3,846,980	3,945,526	3,959,866	3,965,694	4,601,040
Selected Average Balances					
Total assets	$162,211	$171,821	$185,224	$201,125	$249,431
Loans, net	126,114	134,032	146,945	152,598	170,920
Total deposits	137,518	138,305	142,878	169,570	210,833
Shareholders' equity	18,756	17,784	19,416	22,013	28,865
Selected Period-End Balances					
Total assets	$164,609	$179,146	$193,043	$201,820	$276,996
Loans, net	130,083	140,809	152,081	145,380	185,263
Allowance for loan losses	1,100	1,206	1,324	1,739	2,198
Total deposits	135,873	129,326	154,968	172,471	230,941
Other borrowings	8,085	29,965	14,553	3,881	11,113
Shareholders' equity	19,123	17,643	20,867	23,158	33,257
Financial ratios:					
Return on average assets	1.70%	1.83%	1.43%	1.51%	1.23%
Return on average equity	14.71%	17.69%	13.61%	13.79%	10.63%
Average earning assets to average total assets	90.39%	90.74%	90.84%	90.56%	81.07%
Average loans to average deposits	91.71%	96.91%	102.85%	89.99%	87.69%
Average equity to average total assets	11.56%	10.35%	10.48%	10.94%	11.58%
Net interest margin (FTE)	5.06%	5.31%	5.10%	5.31%	4.98%
Net charge offs to average loans	0.14%	0.14%	0.16%	0.22%	0.41%
Dividend payout ratio	34.72	--	--	64.94	--

(1) Per share data is restated to reflect stock split in 2000.

Pro Forma Selected Financial Data

As of May 31, 2002, Peoples Bank of North Alabama (wholly owned subsidiary bank of Altrust Financial Services, Inc.) purchased assets and assumed liabilities of six branches located in Marshall County, Alabama from Community Bank, Blountsville, Alabama.

The following unaudited pro forma statements of operations for the years ended December 31, 2002 and December 31, 2001 have been derived from the audited consolidated financial statements of Altrust Financial Services, Inc. for the years ended December 31, 2002 and December 31, 2001, and the unaudited internal financial statements of the six Community Bank branches for the five months ended May 31, 2002 and for the year ended December 31, 2001. The following unaudited pro forma financial statements have also been adjusted to give effect to Altrust's purchase of the six Marshall County, Alabama branches of Community Bank as if this acquisition had occurred on January 1, 2001. This branch purchase has been accounted for using the purchase method of accounting.

The unaudited internal financial statements of the six branches were provided by Community Bank. The six branches participated in Community Bank's centralized cash management system, and their funding requirements were met by Community Bank. The operational transactions of these branches resulted in amounts receivable from or payable to the main office of Community Bank that fluctuated over time and were not settled through cash transfers. These six branches were allocated interest income or expense based upon their net receivable or payable with the main office. Community Bank charged these branches for direct costs associated with their operations, which are included in noninterest expenses. Community Bank's other noninterest income and other administrative costs not directly attributable to these six branches have been allocated to the branches based on their average assets, average loans or average deposits and are also included in noninterest income or noninterest expenses for the periods. The financial statements of the branches have been prepared as if the six Marshall County, Alabama branches of Community Bank had operated as a stand-alone entity during the periods presented. Management of Altrust Financial Services, Inc. believes that the methods and allocations used by Community Bank relative to the six branches are reasonable and result in financial statements for the six branches as a stand-alone entity that conform to accounting principles, generally accepted in the United States of America, in all material respects.

The pro forma information included in this offering circular does not purport to represent what Altrust's results of operations would actually have been had the branch purchase occurred on January 1, 2001. The pro forma financial statements should be read in conjunction with the consolidated financial statement data of Altrust Financial Services, Inc. as of December 31, 2002 and December 31, 2001, and for the years then ended, which is included elsewhere in this offering circular and have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants.

PRO FORMA STATEMENT OF OPERATIONS

	Five Months Ended May 31, 2002	Year Ended December 31, 2002				Year Ended December31, 2001				
	Community Bank Marshall County Branches	Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma	Community Bank Marshall County Branches	Altrust Financial Services, Inc. Consolidated	Adjustments	Notes	Pro Forma
		(In Thousands, Except Per Share Data)					(In Thousands, Except Per Share Data)			
Gross interest income	$ 2,524	$ 15,622	$ (69)	1	$ 18,076	$ 8,268	$ 16,228	$ (218)	1	$ 24,278
Gross interest expense	1,208	4,781	17	1,2	6,006	4,506	6,643	162	1,2	11,311
Net interest income	1,316	10,841	(86)		12,071	3,762	9,585	(380)		12,967
Provision for loan losses	88	1,152	(383)	4	857	242	740	295	3	1,277
Net interest income after provision	1,228	9,688	297		11,213	3,520	8,845	(675)		11,690
Noninterest income	317	3,889	46	1	4,251	764	2,954	0		3,718
Noninterest expense	1,304	9,215	151	1, 2	10,670	3,428	7,120	384	1, 2	10,932
Pretax income	241	4,362	192		4,794	856	4,679	(1,059)		4,476
Income tax expense	50	1,295	71	5	1,416	264	1,644	(392)	5	1,516
Net income	$ 191	$ 3,067	$ 121		$ 3,379	$ 592	$ 3,035	$ (667)		$ 2,960
PER COMMON SHARE										
Basic earnings	N/A	$ 0.67	N/A		$ 0.73	N/A	$ 0.77	N/A		$ 0.75
Diluted earnings	N/A	$ 0.63	N/A		$ 0.70	N/A	$ 0.72	N/A		$ 0.70
Cash dividends declared	N/A	-	N/A		-	N/A	$ 0.50	N/A		$ 0.50
Book value	N/A	$ 6.80	N/A		N/A	N/A	N/A	N/A		N/A
Weighted average shares outstanding	N/A	4,601,040	N/A		4,601,040	N/A	3,965,694	N/A		3,965,694
Weighted average shares and equivalents	N/A	4,849,229	N/A		4,849,229	N/A	4,206,834	N/A		4,206,834
Pro forma shares outstanding end of period	N/A	4,887,711	N/A		4,887,711	N/A	N/A	N/A		N/A

Pro Forma Adjustments:

1) Reflects the removal of non-recurring items and the income or expense effect of assets or liabilities not acquired or assumed.
2) Reflects the interest expense and depreciation expense applicable to the capitalized lease assumed, and reflects the amortization of the core deposit intangible (total $4.9 million amortized on straight line basis over 15 years.)
3) Reflects a provision for loan losses for year ended December 31, 2001 on loans acquired.
4) Reflects the reversal of the 2001 pro forma provision and removes the provision on the branches for five months ended May 31, 2002, since a provision on the loans acquired is included in the consolidated statement of operations for the year ended December 31, 2002.
5) Reflects the applicable tax effects of the pro forma income and expense items.

RISK FACTORS

You should carefully consider the risks described below, which we believe are material to considering an investment in Altrust. Our business, financial condition and results of operations could be harmed by any of the following risks or other risks, which have not been identified or which we may believe are immaterial or unlikely. The value or market price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. You should consider these risks and your own situation before making any investment in shares of our common stock.

Risks Related to Our Business

We are Subject to the Local Economies Where We Operate

Our success depends upon the growth in population, income levels, deposits and housing starts in our primary market. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Unlike a regional or national institution, we are unable to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance that we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

We May Face Risks With Respect to Future Expansion and Acquisitions or Mergers, Including the Marshall County Branch Acquisition

We continuously seek to acquire other financial institutions or parts of those institutions. We may also consider and enter into new lines of business which may include, among other possibilities, wealth management, securities and insurance brokerage, and finance company lending. We may engage in *de novo* branch expansion, acquisitions or mergers in the future, and we recently received regulatory approval to construct a new branch office in Jones Chapel, Cullman County, Alabama. See "Our Company - Recent Developments." We also from time to time receive inquiries and have discussions with potential acquirors of us. Acquisitions and mergers involve a number of risks, including:

- the time and costs associated with identifying and evaluating potential acquisitions and merger partners;
- the estimates and judgments used to evaluate credit, operations, management and market risks with respect to the target institution may not be accurate;
- the time and costs of evaluating new markets, hiring experienced local management and opening new offices, and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- our ability to finance an acquisition;
- possible dilution to our existing shareholders;
- the diversion of our management's attention to the negotiation of a transaction, and the integration of the operations and personnel of the combining businesses;
- entry into new markets where we lack experience;
- the introduction of new products and services into our business;
- possible adverse short-term effects on our results of operations;
- the incurrence and possible impairment of goodwill associated with an acquisition; and
- the risk of loss of key employees and customers.

We will incur substantial costs to expand, and we can give no assurance that such expansion will result in the levels of profits we seek. There can be no assurance that, integration efforts for any future mergers or acquisitions will be successful. Also, we received substantial cash from the acquisition of the Marshall County branches that was invested following the closing of the acquisition, and we expect our net interest spread, margin and income will be adversely affected until we can expand our lending business in Marshall County.

We may issue equity securities, including common stock and securities convertible into our common stock in connection with future acquisitions, which could cause ownership and economic dilution to our current shareholders and to investors purchasing common stock in this offering. There is no assurance that, following any future mergers or acquisition, our integration efforts will be successful or that our company, after giving effect to the acquisition, will achieve profits comparable to or better than our historical experience.

We Face Credit Quality Risks and Our Credit Policies May Not Be Sufficient to Avoid Losses

A significant risk is the possibility that losses will result because our borrowers, guarantors and related parties fail to repay their loans to us. We lend primarily to individuals and small- to medium- size businesses, which may expose us to greater risks than loans to larger, better-capitalized businesses with longer operating histories. Although we maintain credit policies and underwriting and credit monitoring procedures to manage our risk of loss, these policies and procedures may not prevent unexpected losses that could harm our results of operations and financial condition.

Our Loan Evaluation Process and Allowance for Loan Losses May Not Be Sufficient to Prevent Losses

We manage our credit exposure through review and monitoring of loan applicants and loan concentrations in particular industries, and through loan approval and review procedures. We have an evaluation process intended to establish an allowance for loan losses that reflects the risks in our loan portfolio. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is an estimate based upon our experience, judgment and expectations regarding our borrowers, the economies in which we and our borrowers operate, as well as the judgments of our regulators. If our loan evaluations fail to anticipate our risks of making loans or if our estimates and judgments result in loan loss reserves that are insufficient to absorb future loan losses, our profitability and financial condition will suffer.

We Face Strong Competition from Larger, More Established Competitors

The banking business is highly competitive and we experience strong competition in each of our markets from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other regional, national and international financial institutions that operate offices in our primary market areas and elsewhere.

We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. Certain of our former executive officers and other officers recently resigned to form competing banks in Cullman and Oneonta, Alabama and may seek the business of our customers. While we believe we can and do successfully compete with these other financial institutions in our markets, we may face a competitive disadvantage as a result of our smaller size, lack of geographic diversification and inability to spread our marketing costs across a broader market.

Although we compete by concentrating our marketing efforts in our primary markets with local advertisements, personal contacts, and greater flexibility and responsiveness in working with local customers, we can give no assurance that this strategy will be successful.

We Are Subject to Extensive Regulation That Could Limit or Restrict Our Activities

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See "Supervision and Regulation."

A Loss of Any of Our Key Executive Officers to Competitors Could Harm Our Business

Our success depends, and is expected to continue to depend, on our executive officers: J. Robin Cummings, H.D. Lawler, Lionel Powell, Kenneth Weldon and Steve Stanford. Our growth will continue to place significant demands on our management, and the loss of any of these persons' services could harm our future operations, especially if these persons become employed by our competitors. If we lose the services of any of these persons, we likely would have delays in finding suitable replacements and carrying out our present business plan. We anticipate needing additional management to support our growth in size and the branches we acquired in Marshall County, Alabama. Tim Compton and Danny Kelly recently resigned their positions as Executive Vice Presidents of Peoples Bank. In addition to Messrs. Kelly and Compton, other officers and employees have recently resigned their positions with Peoples Bank. Messrs. Compton and Kelly had held their positions at Peoples Bank for six years and three years, respectively. Messrs. Compton and Kelly and other former officers and employees have indicated that they seek to open new competing banks. Mr. Compton proposes to open a bank in Cullman, Alabama in direct competition with Peoples Bank. Additionally, Peoples Bank recently hired Lionel Powell as Chief Financial Officer, H.D. Lawler as Chief Operations Officer, and Steve Stanford as Executive Vice President of Commercial Lending of Peoples Bank. These personnel changes and the new competition may adversely affect our future performance.

The Voting Power of Our Directors and Officers Could Prevent a Change in Control of Our Company or Result in Management Decisions With Which You Do Not Agree

As of December 31, 2002, our directors and executive officers beneficially owned approximately1,752,836 shares of our common stock, representing approximately 32.6% of our total outstanding common stock (including 92,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2002). This amount does not include those shares held by our ESOP for which certain directors and officers may be deemed beneficial owners, but as to which they have disclaimed beneficial ownership. Our ESOP holds 1,194,998 shares of our common stock (including shares held by our executive officers), which is approximately 24.0% of our total outstanding common stock (including 92,000 shares subject to options currently exercisable or exercisable within 60 days of December 31, 2002). Our directors and officers recently purchased additional shares in our private placement of common stock and may purchase more shares in this offering. As a result of this ownership by our management and the voting of ESOP stock by the ESOP administrators and participants, other shareholders, individually or as a group, may be unable to effectively exercise control over the election of our directors and the supervision of the management or our business. As a result, it may be difficult for our shareholders to change our management or for a third party to acquire our company in a transaction our nonaffiliated shareholders may consider advantageous. See "Management and Principal Shareholders."

Our Ability to Pay Dividends Is Limited and We May Be Unable to, or Choose Not to, Pay Dividends

Dividends from our Peoples Bank subsidiary are our primary source of funds for the payment of principal of, and interest on, our indebtedness and other obligations, as well as for the payment of dividends on our common stock. Our ability to pay dividends depends upon the earnings and capital position of Peoples Bank, and the prior payment of interest on, and principal of, our indebtedness.

Our ability to pay dividends is also limited by regulatory restrictions and the need to maintain sufficient consolidated capital. Peoples Bank's ability to pay dividends to us is limited by its obligation to maintain sufficient capital and by other general restrictions on its dividends that are applicable to Alabama banks and banks that are regulated by the FDIC. If we do not satisfy these regulatory requirements, we will be unable to pay dividends on our common stock. See "Supervision and Regulation."

The United States' Response to Terrorism and Potential War May Affect Our Business

The United States' subsequent responses to terrorist threats and the possibility of war have contributed to an economic slowdown that may adversely affect our banking business.

As a result of these attacks, the United States has declared "war" on terrorism and National Guard and reserve forces have been called up for domestic and international service. Under the Soldiers' and Sailors' Civil Relief Act of 1940, borrowers who enter military service are afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of their active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they have entered into their loans, we cannot predict the effect that the Relief Act will have on the loans made by Peoples Bank. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on affected loans for an indefinite period of time. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty. If we are unable to collect the full amount of interest due to us, or if we are unable to foreclose on any of the affected loans, our business could suffer.

Our Business Is Affected by General Economic Conditions

Our business is affected by general economic conditions, including inflation and interest rates. Inflation generally increases the cost of funds and operating overhead, as well as the yields on loans and assets with variable interest rates. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, changes in interest rates related to inflation generally have a more significant effect on our performance than on other companies. Although interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services, increases in inflation may be accompanied by increases in interest rates. In addition, inflation increases our cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and various other costs we incur.

Our profitability depends substantially upon our net interest income. Net interest income is the difference between the interest earned on assets, such as loans and investment securities, and the interest paid for liabilities, such as savings and time deposits. Market interest rates for loans, investments, and deposits are highly sensitive to many factors beyond our control. These factors include competition, general economic conditions, inflation, and monetary and fiscal policies. Changes in interest rates may cause significant changes, up or down, in our net interest income. Increases in interest rates generally decrease the market value of our investments and loans held, and may harm our liquidity, earnings and shareholders' equity. Conversely, decreases in interest rates may reduce the interest rate spread between the rate we must pay on our deposits and the rate that we are able to receive on our loans. At any given time, our assets and liabilities will be affected differently by a change in interest rates and, although we seek to manage these risks through our asset and liability policies, significant or swift changes in interest rates may adversely affect our results of operations.

Risks Related to This Offering

No Established Trading Market for Our Common Stock Exists or May Develop

No active trading market exists for our common stock, and we have no reason to believe that a more active trading market will develop in the near future, or that if a market develops it will continue or provide sufficient liquidity to permit disposition of your shares. We have no present plans to list or qualify our common stock for trading on any securities exchange or with Nasdaq. Your ability to sell shares of our common stock and the price at which the common stock may be sold could be affected by fluctuations in the securities markets and financial institution stocks generally in response to variations in interest rates, periodic operating results and other factors. The stock markets also experience price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of specific companies. These broad fluctuations may adversely affect the price of our common stock.

Sales of Substantial Amounts of Our Common Stock in the Public Market Could Harm the Market Price of Our Stock

We cannot predict the effect, if any, that future sales of our common stock in the market, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

Investors in This Offering Will Experience Immediate and Substantial Dilution

Assuming all shares offered are sold, purchasers in this offering will experience immediate dilution in the net tangible book value of the common stock from this offering price of up to $1.96 per share. This means that the book value of the shares you purchase in this offering will decrease immediately by $1.96 per share. See "Dilution". To the extent we raise additional capital by issuing equity securities in the future, our shareholders may experience additional substantial dilution. Additional dilution may also occur upon the exercise of options granted by Altrust under our current and future stock option plans. See "Executive Compensation."

USE OF PROCEEDS

The estimated net proceeds to Altrust from this offering, assuming shares are sold at the sales levels specified, are set forth below:

	Percentage of Sales of Offering				
	10%	**25%**	**50%**	**75%**	**100%**
Proceeds	$ 500,000	$ 1,250,000	$ 2,500,000	$ 3,750,000	$ 4,999,998
Cost of issuance	241,000	241,000	241,000	241,000	241,000
Net proceeds	$ 259,000	$ 1,009,000	$ 2,259,000	$ 3,509,000	$ 4,759,000
Use of proceeds:					
Jones Chapel branch costs	$ 100,000	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Equipment upgrade and staffing	0	300,000	300,000	300,000	300,000
Capital to Support Future Growth	159,000	609,000	1,859,000	3,109,000	4,359,000

The main purposes for this offering are to provide capital to allow us flexibility for future growth and to allow existing shareholders of Altrust an opportunity to purchase shares of our common stock at the same price as the shares sold in our private placement in April 2002. We intend to use the net proceeds from the sale of our common stock to, in the following order of priority, finance our establishment of a new branch in Jones Chapel, Alabama and upgrade equipment and increase and improve staffing. Remaining proceeds from the sale of our common stock will be used for general corporate purposes and working capital including, but not limited to, capital to support future growth and possible acquisitions of other banks, bank branches and banking-related companies. We want to have sufficient capital available to take advantage of any acquisitions or other growth possibilities that may be presented to us. This priority of the use of proceeds will apply as shown, even if less than 25% of the shares offered are sold.

Following the offering, and assuming all shares are sold, our consolidated shareholders' equity to total assets on a pro forma basis as of December 31, 2002 would be approximately 13.5%. No minimum number of shares of common stock must be sold in the offering. To the extent that less than all of the 645,161 shares of our common stock offered are sold in the offering, the proceeds from the offering available to us will be reduced, and the scope and timing of our future growth may be limited.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2002, and does not reflect the repurchase of approximately 97,366 ESOP shares from former employees. You should read the information in this table together with the financial statements, the related notes, the "Summary Financial Data," and the other information in this offering circular.

	December 31, 2002 (In Thousands)
Shareholders' Equity:	
Common stock	$ 49
Capital surplus	11,923
Retained earnings	24,935
Accumulated other comprehensive income	(54)
Unearned compensation related to ESOP debt	(3,596)
Total shareholders' equity	$ 33,257
Total Capitalization	$ 33,257

MARKET INFORMATION AND DIVIDENDS

Market Information

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. We have no present plans for our common stock to be listed or qualified for trading on any stock exchange or with Nasdaq. As of December 31, 2002, there were approximately 451 holders of record of Altrust's common stock, and approximately 4,887,711 shares of our common stock were issued and outstanding.

The last selling price of our common stock based on information available to us was $7.75 per share on April 19, 2002 in a private placement of 889,547 shares of our common stock. We intend to repurchase approximately 97,366 shares of our common stock from former employees that have requested such repurchase pursuant to the terms of our ESOP. These repurchases will be at $7.60 per share, which is based upon an independent valuation of our shares performed for our ESOP as of September 30, 2002. Under our ESOP and applicable law, former ESOP participants may require us to purchase directly or through the ESOP certain shares distributed from the ESOP at a price based on the latest valuation performed for the ESOP. Our shares are infrequently traded in private transactions, and these trades are not necessarily indicative of the value of our shares. We have not issued any options to purchase our common stock other than to our executive officers and outside directors pursuant to our Long-Term Incentive Plan and our 1995 Stock Option Plan for Outside Directors. See "Executive Compensation."

Dividends

In 1999, 2000 and 2002, we did not pay any dividends on our common stock. During 2001, we paid cash dividends of $0.50 per share, totaling $1,982,822, to holders of our common stock. Payment of future dividends, if any, will be at the discretion of our board of directors and will depend upon our earnings, our financial condition, the capital adequacy of Altrust and Peoples Bank, our need for funds, and other relevant factors, including applicable restrictions and governmental policies and regulations.

Unless we diversify our business or acquire other financial institutions, we expect to continue to rely upon dividends that we receive from Peoples Bank as our primary source of funds to pay dividends to our shareholders. Peoples Bank may only declare and pay dividends out of its retained earnings, and it may not declare dividends in excess of 90% of its retained earnings. Without the prior approval of the Alabama Superintendent of Banks and the FDIC, the total of all dividends declared by Peoples Bank in any calendar year may not exceed the total of its net earnings for that year combined with its retained net earnings for the preceding two years (less any required transfers to surplus). In addition, Peoples Bank must maintain adequate capital. See "Supervision and Regulation."

DILUTION

Our net tangible shareholders' equity (book value) as of December 31, 2002 was $27.264 million or $5.58 per share of common stock outstanding. We have calculated this amount by:

- subtracting our total liabilities from our total tangible assets; and

- then dividing the difference by the total number of shares of common stock outstanding.

If we give effect to our receipt of the net proceeds from the sale of approximately 645,161 shares of our common stock in this offering at the offering price of $7.75 per share, our adjusted pro forma net tangible book value as of December 31, 2002 would have been approximately $32.023 million or $5.79 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.21 per share to existing shareholders and an immediate dilution of $1.96 per share to new investors.

The following table illustrates this per share dilution as well as the per share dilution if we only receive 75%, 50%, 25% or 10% of the proceeds from this offering:

Percentage of Offered Shares Sold	**100%**	**75%**	**50%**	**25%**	**10%**
Number of Shares Sold	645,161	483,871	322,581	161,290	64,516
Offering Price Per Share	$ 7.75	$ 7.75	$ 7.75	$ 7.75	$ 7.75
Net Tangible Book Value Per Share as of December 31, 2002	5.58	5.58	5.58	5.58	5.58
Pro Forma Increase in Net Tangible Book Value Per Share Attributable to the Offering	0.21	0.15	0.09	0.02	(0.02)
Pro Forma Net Tangible Book Value After the Offering	5.79	5.73	5.67	5.60	5.56
Dilution Per Share to New Investors	$ 1.96	$ 2.02	$ 2.08	$ 2.15	$ 2.19

INFORMATION ABOUT THIS OFFERING

General

We are offering to the public up to 645,161 shares of our common stock, at a purchase price of $7.75 per share. Net proceeds are estimated at up to approximately $4.759 million. No underwriters are involved in this offering. James Robin Cummings, President, Chief Executive Officer and Chairman of the Board of Altrust, will assist us in making this offering, and will receive no commissions or special compensation for this assistance, but may be reimbursed his reasonable out-of-pocket expenses. Mr. Cummings will handle all communications regarding subscriptions in this offering.

This offering will terminate 60 days after the date of this offering circular, unless, in our sole discretion, we sooner terminate the offering, or we extend the offering for up to three 30 day periods. We will not provide advance notice to investors of any extension or termination of the offering period. Each investor desiring to subscribe for shares in this offering must deliver to us, before 5:00 P.M. Central Time on the offering termination date, a completed subscription agreement and a check representing good, collected funds to cover the purchase price of his or her shares.

We reserve the right, in our sole discretion, to reject any subscription in whole or in part, to allocate shares among investors, and to withdraw, cancel, or modify the offering without notice. We do not anticipate any changes in the terms of the offering. However, should we need to make any changes to the terms of this offering, we will notify subscribers of those changes prior to accepting their subscriptions. Investor subscriptions are not our binding obligations until accepted by us in writing. In determining which subscriptions and oversubscriptions to accept, in whole or in part, we may take into account various factors, including a subscriber's potential to do business with or refer customers to us and the order in which the subscriptions were received.

If you are an existing holder of our common stock and do not wish to purchase any additional shares, you may experience dilution in your equity interest in Altrust. While you do not have to purchase any additional shares in this offering, to avoid dilution of your equity interest in Altrust, you would need to purchase shares in an amount that would allow you to maintain your existing percentage ownership of our common stock. For example, as a current shareholder, you could experience up to an 11.7% dilution in your equity interest if you decide not to purchase any shares in this offering.

Determination of Offering Price

To determine the price for the shares we are offering, we considered various factors relevant to the valuation of our business and our common stock. We reviewed our business, operations, market position, audited financial statements, projections and the limited non-public trading activity in our common shares to determine the appropriate price at which to offer our shares. In valuing our common stock, comparisons were made between us and certain publicly-held, community banking institutions, including financial information, market valuations and trading information, and we considered the advice of an investment banking firm that provided services to us in connection with the purchase of the Marshall County branches. Based upon these factors, valuations were made based upon earnings per share and book value per share. No underwriters have been involved in negotiating or establishing the offering price for our common stock. The price at which our shares are offered may bear little or no relationship to the actual or market value of our shares. We do not believe that the market for our shares is sufficiently active to be a reliable indicator of the value of our common stock.

The market price of our common stock could fluctuate substantially based on a variety of factors, including, but not limited to, the following:

- future announcements concerning us, our competitors or the businesses with whom we have relationships, including new competition from former officers and employees of Peoples Bank in our market area;
- changes in government regulations and the financial services industry, generally that affect our costs, and the types and mix of our products;
- the overall volatility of the stock markets and the economy generally;
- our growth and ability to implement our expansion strategy, especially given the competition in the banking industry in our market area; and
- changes in our operating results from quarter to quarter.

The market price of our common stock may change during this offering, as well as during the periods before and after this offering. Due to these changes and the lack of an active market for our common stock, you may be unable to sell your shares at a desirable price or a price that is reflective of their value, and you may suffer a loss if you sell your shares. In addition, we have not established a minimum number of shares to be sold, and, as a result, we may complete this offering even if only a small number of shares are sold. We can give no assurance that any particular number of shares will be sold in this offering.

How to Subscribe

Each investor who desires to purchase common stock should:

(1) complete, date, and sign the subscription agreement, including the Form W-9, accompanying this offering circular;

(2) make a check payable to "Altrust Financial Services, Inc." in the amount of $7.75 for each share subscribed for in the offering; and

(3) return the completed subscription agreement and check to us in the return envelope enclosed with the offering circular, or mail or deliver the subscription agreement and check to:

Altrust Financial Services, Inc.
811 2nd Avenue S.W.
Cullman, Alabama 35055-4222
Attention: J. Robin Cummings

We must receive subscription agreements and checks for the purchase of our common stock in this offering prior to 5:00 P.M. Central Time on the offering termination date. If you have any questions regarding the terms of this offering, please contact J. Robin Cummings, President and Chief Executive Officer of Altrust.

Handling of Subscriptions

J. Robin Cummings, President and Chief Executive Officer of Altrust, will handle all communications regarding subscriptions in this offering. Mr. Cummings will be acting in his capacity as an executive officer of Altrust and not as a broker-dealer. Mr. Cummings is not now, nor has he ever been, a broker or dealer in securities.

We are not bound by any subscriptions to purchase our common stock, unless and until we accept a subscription in writing. We will decide which subscriptions to accept promptly after our receipt of the completed subscription agreement and good collected funds in full payment of the subscription. If we reject all or any portion of a subscription, we will promptly refund the subscriber by mail all or the appropriate portion of the amount remitted with the subscription, without interest. If we reject a subscription, if we terminate this offering, or if this offering expires, then we and our directors, officers, employees, agents, representatives, and affiliates will have no further liability to the subscribers whose subscriptions are being rejected once all appropriate refunds have been mailed to the address shown in the subscription agreement.

We do not anticipate any changes in the terms of this offering. However, should we need to make any changes to the terms of the offering, we will notify all subscribers of those changes prior to accepting their subscriptions.

No minimum number of shares is required to be sold and no subscription proceeds will be held in escrow. As a result, Altrust will have immediate use of all subscription proceeds as soon as we receive them.

We will confirm all sales of our common stock in this offering. After we accept a subscription, receive all related subscription funds irrevocably credited to our account, and issue a confirmation of our acceptance, Peoples Bank, as our transfer agent and registrar, will promptly issue and deliver certificates representing those shares of our common stock.

OUR COMPANY

General

Altrust was incorporated in 1985 as Cullman Bancshares, Inc., an Alabama corporation, which changed its name in 1996 to Altrust Financial Services, Inc. Altrust is a bank holding company registered with the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, and a financial holding company registered under the Gramm-Leach-Bliley Act of 1999. As of December 31, 2002, Altrust had total consolidated assets of approximately $277.0 million, total deposits of approximately $230.9 million, total consolidated liabilities (including deposits) of approximately $243.7 million and shareholders' equity of approximately $33.3 million. Altrust primarily conducts its business through its subsidiary Peoples Bank.

Peoples Bank is an Alabama banking corporation that commenced operations in September 1977 as Peoples Bank of Holly Pond. Peoples Bank opened its first branch in the city of Cullman, Alabama in September 1983, and adopted the name "Peoples Bank of Cullman County." In June 1994, Peoples Bank of Cullman County changed its name to Peoples Bank of North Alabama. Peoples Bank is a member of the FDIC and its deposits are insured by the FDIC up to the maximum permitted by law. Peoples Bank is supervised, regulated and examined by the FDIC and the Alabama Superintendent of Banks. Peoples Bank is also a member of the Federal Home Loan Bank of Atlanta.

Peoples Bank is primarily engaged in retail and commercial banking in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Peoples Bank provides mostly traditional banking services, principally the taking of demand and time deposits and the making of secured and unsecured consumer loans and commercial loans to its business customers.

Peoples Bank has one wholly-owned subsidiary, Southern Insurance of Cullman, Inc. Southern Insurance of Cullman, Inc. was incorporated in 1993 under the laws of the State of Alabama. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank's real estate customers. Southern Insurance receives commissions on title policy premiums as compensation for its services. Additionally, Peoples Bank previously owned 100% of Altrust Billing Services, Inc. Altrust Billing provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain of Peoples Bank's customers. Altrust Billing was dissolved and liquidated in June 2001. The revenues and expenses associated with the subsidiaries have been reported in the consolidated statement of income under non-interest income and non-interest expense.

Our principal executive offices, including the principal executive offices of Peoples Bank, are located at 811 2nd Avenue S.W., Cullman, Alabama 35055, and our telephone number is (256) 737-7000. You may request our most recent annual report, which includes audited financial statements, by contacting us at this address or telephone number.

Business Strategy

Altrust seeks to serve the banking and financial needs of the communities where it has offices in North Alabama. Our objective has been to develop a market niche with profitable consumers and small businesses within a less competitive banking environment, with emphasis on the number of account relationships rather than growth of deposit dollars.

Peoples Bank offers personalized and flexible banking services to the communities in our market area and is able to react quickly to changes in those communities. Peoples Bank also offers products tailored to the specific needs of our communities. As a financial holding company, we can offer a wider variety of services. We intend to explore the possibilities of selling additional types of insurance, as well as investment products, appraisal services, tax services and other products that complement our existing services. We have not yet engaged in any new activities permitted to financial holding companies and their subsidiaries.

Banking Operations

Peoples Bank's services are retail-oriented and aimed at individuals and small to medium-sized owner-operated businesses located within our North Alabama market area. Peoples Bank provides a broad range of traditional banking and financial services to its customers, but its activities consist mostly of taking demand and time deposits and making secured and unsecured consumer and commercial loans.

Market Area

Peoples Bank operates 22 offices within its primary market area in Blount, Cullman, Marshall and Morgan Counties, Alabama, as well as the northern portion of Jefferson County, Alabama. Our market area is largely comprised of rural and residential communities with related agricultural, retail and commercial development.

Lending Activities

The principal lending activity of Peoples Bank has been the origination for its own portfolio of adjustable-rate and fixed-rate loans secured by various forms of collateral.

One- to Four-Family Residential Mortgage Loans. Peoples Bank's residential real estate lending activity consists of the origination of one- to four-family, owner-occupied, residential mortgage loans secured by property located in Peoples Bank's primary market area. Peoples Bank originates both adjustable-rate and fixed-rate residential, mortgage loans. Peoples Bank may from time to time sell residential mortgage loans in its loan portfolio in the secondary market.

Construction Lending. Peoples Bank engages in construction lending involving loans to qualified borrowers for construction of one- to four-family residential properties and, on a limited basis, for commercial properties. Almost all of Peoples Bank's construction loan properties are located in Peoples Bank's primary market area.

Commercial Loans. Most of Peoples Bank's commercial lending activities are in loans secured by commercial properties. These loans consist primarily of permanent loans secured by small office buildings, apartment buildings, churches, shopping centers and convenience stores. Commercial real estate secured loans are generally originated in amounts up to 75% of the appraised value of the property on an adjustable-rate basis with the interest rate adjusting annually and have terms of up to 20 years.

Consumer and Other Installment Loans. Consumer loans consist of savings account loans, personal secured and unsecured loans, automobile loans, watercraft loans, recreational vehicle loans, and home improvement loans. Almost all of Peoples Bank's consumer loans have fixed rates of interest.

Investment Activities

Peoples Bank invests in securities, principally U.S. government and agency securities, state, county and municipal securities, mortgage-backed securities, and other investment grade securities. Peoples Bank also has an equity investment in the Federal Home Loan Bank of Atlanta, which is a requirement of membership and allows Peoples Bank to borrow at favorable overnight and long-term rates.

During the years ended December 31, 2002, 2001 and 2000 we sold $3,565,892, $3,896,438 and $532,500, respectively, of available for sale investment securities. All of our securities are classified as available for sale.

Source of Funds

General. The major sources of Peoples Bank's funds for lending and other investment purposes are deposits, scheduled principal repayments, prepayment of loans and mortgage-backed securities, maturities of investment securities and operations. Scheduled loan principal repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and market conditions. As of December 31, 2002, Peoples Bank also had access to advances of up to $41.5 million from the Federal Home Loan Bank of Atlanta, with no funds currently drawn.

Deposits. We attract customer deposits principally from within our primary market area by offering a broad selection of deposit instruments including demand deposit accounts, checking accounts, savings, money market deposit, term certificate accounts and individual retirement accounts. Deposit account terms vary according to the minimum balance required, the time period the funds must remain on deposit and the interest rate. All deposit accounts are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law.

Borrowings. We may obtain advances from the Federal Home Loan Bank of Atlanta to supplement Peoples Bank's supply of lendable funds. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of Peoples Bank's stock in the Federal Home Loan Bank of Atlanta and a portion of Peoples Bank's first mortgage loans and certain other assets. The Federal Home Loan Bank of Atlanta has agreed to make advances to us up to a total amount equal to 40 percent of our total assets, which amount at December 31, 2002 was $41.5 million. To maintain our eligibility to borrow up to 40 percent of our assets, we must (i) maintain a CAMELS rating of 1 or 2, including an asset quality rating of 1 or 2, (ii) have a satisfactory collateral audit performed by the Federal Home Loan Bank of Atlanta, and (iii) maintain an advances-to-assets ratio of greater than 20 percent. At December 31, 2002, Peoples Bank did not have any outstanding Federal Home Loan Bank advances.

Peoples Bank also has unsecured lines of credit with correspondent banks. First Tennessee Bank has extended to Peoples Bank an accommodation to make advances of federal funds to Peoples Bank in an amount up to $6 million. This accommodation is subject to Peoples Bank maintaining a demand deposit account with First Tennessee Bank. As of December 31, 2002, Peoples Bank did not have any amounts outstanding under this accommodation. The Bankers Bank also has extended to Peoples Bank an accommodation to make advances of federal funds in an amount up to $8 million. Peoples Bank must maintain a demand deposit account with The Bankers Bank and may not have an advance balance outstanding for more than 14 days. Upon a default in payment by Peoples Bank, The Bankers Bank has the right to offset the amount of that default against any other obligations it may owe Peoples Bank. As of December 31, 2002, Peoples Bank did not have any amounts outstanding under The Bankers Bank accommodation.

Subsidiary Activity. Altrust has one wholly-owned subsidiary, Peoples Bank, which is chartered under the laws of the State of Alabama. Peoples Bank has one wholly-owned subsidiary, Southern Insurance of Cullman, Inc. Southern Insurance of Cullman, Inc. was incorporated in 1993 under the laws of the State of Alabama. Southern Insurance is an approved agent for Chicago Title Insurance Company, Chicago, Illinois, and Stewart Title Insurance Company, Houston, Texas. Southern Insurance acts as an agent for obtaining title insurance for Peoples Bank's real estate customers. No other products or services are offered by Southern Insurance. Southern Insurance receives commissions on title policy premiums as compensation for its services. Southern Insurance accounts for less than 1.5% of Altrust's total consolidated revenues. As of December 31, 2002 and December 31, 2001, Southern Insurance accounted for 1.01% and 1.36%, respectively, of Altrust's total consolidated revenues and income.

The retail nature of our commercial banking operations allows for diversification of depositors and borrowers, and we believe that the success of Peoples Bank is not dependent upon a single industry or a few customers. Peoples Bank does not have a significant portion of commercial banking loans concentrated within a single industry or group of related industries.

Seasonality, Cycles

We do not consider our banking operations to be seasonal in nature. Most cities and counties in which Peoples Bank has branch locations have diversified industries with a mix of farming and industry. Other than the poultry industry in Cullman County, there is no other single industry that we believe has a material economic, seasonal or cyclical effect on Peoples Bank or its branches.

Cullman County is one of the largest poultry producing counties in the country. Peoples Bank has been making poultry-related loans in Cullman County for nearly 25 years. Our experience over the years with the poultry industry has allowed us to study its demand cycles and price fluctuations, and management believes it has the knowledge and experience necessary to deal with this industry's risks.

Competition

Peoples Bank operates in highly competitive markets. Peoples Bank competes directly for deposits in its commercial banking market with other commercial banks, savings and loan associations, credit unions, mortgage brokers and mortgage companies, mutual funds, securities brokers, and insurance companies, locally, regionally and nationally, some of which compete with offerings by mail, telephone, computer and/or the Internet. In its commercial and consumer lending activities,

Peoples Bank competes with other financial institutions as well as consumer finance companies, mortgage companies and other lenders engaged in the business of extending credit to customers located in our market area. Interest rates, both on loans and deposits, and prices of services are significant competitive factors among financial institutions generally. Important competitive factors, such as office location, types and quality of services and products, office hours, customer service, a local presence, community reputation and continuity of personnel, among others, are and continue to be a focus of Peoples Bank.

More specifically, we face the following direct competition in our current market area:

- 10 other financial institutions have offices in the Cullman, Alabama and Cullman County area;
- 13 other financial institutions have offices in Morgan County, Alabama;
- 22 other financial institutions have offices in Jefferson County, Alabama;
- 14 other financial institutions have offices in Marshall County, Alabama; and
- 6 other financial institutions have offices in Blount County, Alabama.

Many of the largest banks operating in Alabama, including some of the largest banks in the region, have offices in our markets. Many of these institutions have greater resources, broader geographic markets and higher lending limits and may offer various services we do not offer. In addition, these institutions may be able to better afford and make broader use of media advertising, support services, and electronic technology than we may. To offset these competitive disadvantages, Peoples Bank depends on its reputation as an independent and locally-owned community bank, its personal service, its greater community involvement and its ability to make credit and other business decisions quickly and locally.

Employees

On December 31, 2002, we had 135 full-time employees and 17 part-time employees. We consider our employee relations to be good, and we have no collective bargaining agreements with any employees.

Property

We conduct our business primarily through our main office located at 811 2nd Avenue S.W., Cullman, Alabama and our 21 branch offices. We acquired six of these branches in May 2002 from Community Bank, Blountsville, Alabama. The main office is in a 6,000 square foot building that is owned by Peoples Bank. The main office has one automated teller machine (ATM) with 24-hour access. We also own a drive-in facility adjacent to the main office, consisting of 576 square feet and offering five drive-through lanes. We recently completed construction on an additional branch in Cullman, located on Highway 157. The approximately 1,184 square foot branch is owned by Peoples Bank and offers full service banking to its customers.

The Holly Pond branch of Peoples Bank is located on U.S. Highway 278E in Holly Pond, Alabama. This full-service branch is located in a 2,659 square foot building owned by Peoples Bank.

The Hanceville branch is a full service office located in a 2,200 square foot building owned by Peoples Bank on Main Street in Hanceville, Alabama. Peoples Bank's Dodge City branch is also located in Hanceville, Alabama on Alabama Highway 69S. The branch operates in a 1,040 square foot building owned by Peoples Bank and offers full service banking to its customers.

Peoples Bank's Good Hope branch is located on County Road 437 in Cullman, Alabama in a 1,900 square foot building owned by Peoples Bank. This branch offers full service banking to its customers.

The Vinemont branch of Peoples Bank is located on U.S. Highway 31S in Vinemont, Alabama. The 1,100 square foot building is leased by Peoples Bank, and offers our full line of banking services. Peoples Bank's West Point branch is also located in Vinemont, Alabama. The branch offers full service banking and an ATM in this 2,000 square foot building owned by Peoples Bank.

Peoples Bank's Baileyton branch is located in a 1,100 square foot space leased from Walker Brothers, Ltd., an entity owned and controlled by three directors of Altrust and Peoples Bank. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease has an initial term of five years, with the option to renew every five years for an additional 15 years.

Peoples Bank's Decatur branch is located on 6th Avenue in Decatur, Alabama. Peoples Bank owns the 1,600 square foot building in which Peoples Bank provides full service banking to customers.

In Gardendale, Alabama, Peoples Bank owns and operates a 3,400 square foot full service branch and an ATM on Fieldstown Road.

In Guntersville, Alabama, Peoples Bank leases two branches that were acquired from Community Bank in May 2002 in the branch acquisition. The 1,600 square foot facility located on Gunter Avenue provides full service banking to customers. The 1,000 square foot branch located on U.S. Highway 431 also offers full service banking to its customers.

Peoples Bank's Lacey's Spring branch is located on Highway 36E in Lacey's Spring, Alabama. The branch offers full banking services and an ATM at this 1,728 square foot building owned by Peoples Bank.

Peoples Bank acquired branches in both Albertville and Boaz, Alabama from Community Bank in May 2002. Peoples Bank entered into a lease-purchase agreement for a 12,000 square foot building in Albertville, Alabama on North Broad Street. The branch offers full banking services to customers. Peoples Bank's Boaz branch is located at 190 Billy Dyar Boulevard in Boaz, Alabama. Peoples Bank leases the 8,000 square foot branch, which offers full service banking to its customers.

Peoples Bank's Somerville branch is located in a 2,000 square foot space leased by Peoples Bank in Somerville, Alabama. The branch is located on Highway 67 and offers full service banking and an ATM.

In Warrior, Alabama, Peoples Bank owns an 800 square foot branch on Caldwell Road, which offers full service banking and an ATM.

Peoples Bank's Oneonta branch is located on 2nd Avenue in a 1,500 square foot building leased by Peoples Bank. The branch offers full service banking to its customers.

Peoples Bank operates three branches in Arab, Alabama, two of which were acquired from Community Bank in the branch acquisition in May 2002. Two branches are located on North Brindlee Mountain Parkway in a 1,216 square foot building owned by Peoples Bank and a 2,500 square foot building leased by Peoples Bank. Peoples Bank also has a branch in Arab located on North Main Street in a 5,000 square foot building leased by Peoples Bank. The branches offer full service banking to customers.

Recent Developments

On February 25, 2002, we entered into an Acquisition Agreement with Community Bank, Blountsville, Alabama, to purchase six Community Bank branches in Marshall County, Alabama. The transaction closed as of May 31, 2002. Two of the branches are located in Arab, Alabama, two are located in Guntersville, Alabama, one is located in Albertville, Alabama, and one is located in Boaz, Alabama. As a result of the acquisition of these branches, Peoples Bank acquired approximately $59.1 million of loans and approximately $20.5 million of other assets (including capitalized leases on branch premises and cash from the seller), and assumed approximately $79.6 million of deposit liabilities. No liabilities other than deposits, operating leases for real and personal property and safe deposit boxes were assumed by Peoples Bank in the transaction. Community Bank agreed to indemnify us for any liabilities incurred prior to closing other than those liabilities expressly assumed by Peoples Bank. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the selected performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. We determined the value of classified and other problem loans based on the recommendations of our due diligence teams that reviewed the loans and notes. The due diligence teams reviewed the loan documents, collateral values and past payment histories associated with these loans and notes. This information was then used to negotiate with Community Bank the purchase prices for the classified and other problem loans.

The following is a summary of the assets purchased and liabilities assumed in the acquisition.

	Amount	30-Day Average
Deposits and accrued interest		
Demand	$ 22,957,158	$ 23,261,714
Savings	7,287,804	7,967,446
Certificates of deposit under $100,000	30,890,456	30,395,073
Accrued interest	336,951	-
Total core deposits	61,472,009	61,624,233
Certificates of deposit over $100,000 and Public Funds		
Time deposits	18,082,795	20,501,535
Total deposit liabilities recorded	79,554,804	82,125,768
Fixed assets at net book value	1,080,565	
Prepaid expenses and accrued expenses- net	5,368	
Loans:		
Gross	59,186,797	
Accrued interest	361,049	
Less—Discount	(393,620)	
Net loans	59,154,226	
Cash and cash items	573,795	
Other assets (primarily repossessed assets)	33,560	
Core deposit intangible (determined as 8% of average 30 day core deposits)	4,932,474	
Additional cash provided by seller	13,774,816	
Total assets recorded	$ 79,554,804	

Under the terms of the acquisition agreement, all Community Bank employees assigned to the Marshall County branches on the closing date were hired by Peoples Bank and became its employees. Community Bank agreed for a period of two years not to solicit the employment of any of these former employees. Community Bank also agreed not to compete with the Marshall County branches for a period of two years, although we subsequently agreed to permit Community Bank to establish a branch in the City of Guntersville. We received standard representations and warranties from Community Bank regarding its authority to transfer the assets to us under the acquisition agreement, its ownership and title of those assets and their condition and validity. Community Bank is obligated to indemnify us for any misrepresentations or breaches of those representations and warranties.

In connection with the acquisition of the Marshall County branches, Peoples Bank entered into a Lease and an Option Agreement for the real property location of the Albertville, Alabama branch. The term of the lease is five years, during which time Peoples Bank is obligated to make lease payments to Community Bank in the amount of $14,000 per month. Under the terms of the Option Agreement, Community Bank has the option to sell the leased premises to Peoples Bank upon expiration of the lease term for a purchase price of $2,621,543 (subject to certain prorations and credits) and Peoples Bank has the option to purchase the leased premises from Community Bank upon expiration of the lease term for the same purchase price. Both options must be exercised on or before May 31, 2007.

The Alabama Superintendent of Banks approved our acquisition of these branches, provided we maintain a Tier 1 Leverage Capital Ratio of at least 7% immediately following the acquisition. Copies of the acquisition agreement and the application to our regulators for approval of this transaction will be supplied upon request. See "Supervision and Regulation -- Capital Regulations" and "Additional Information."

In order to finance the acquisition of the Marshall County branches, we completed a private placement of 889,547 shares of our common stock on April 19, 2002. We issued and sold these shares at a purchase price of $7.75 per share to approximately 51 accredited investors, of which approximately 550,000 shares were purchased by Altrust and Peoples Bank directors, officers and their families. This private placement resulted in net proceeds to Altrust of approximately $6.768 million. Including the shares sold in the private placement, we currently have 4,887,711 shares of common stock outstanding.

During February 2002, two members of our board of directors, Roy Shaw and Tom Drake retired. These members were replaced by Whit Drake and Brian Witcher, and the size of the board of directors was set at eight members. Messrs. Drake and Witcher will serve until our next annual shareholders' meeting. Also, in February 2002, Jasper Estes was elected and appointed to Altrust's board of directors to fill a vacancy created by the death of Dane Estes. Mr. Whit Drake is an attorney in Birmingham, Alabama. Mr. Witcher operates South Park Auto Sales, Inc., a family-owned used automobile dealership located in Cullman, Alabama. Mr. Estes is currently retired, after serving as general manager of Meadow Gold Dairies in Huntsville, Alabama. On April 11, 2002, Dwight Scott retired from our board of directors. Upon Mr. Scott's retirement, we decreased the size of the board to seven members.

In July and August 2002, Tim Compton and Danny Kelly resigned as Executive Vice Presidents of Peoples Bank to form banks in Cullman and Oneonta, Alabama. Other officers have also resigned to join these efforts to form new competing banks. Peoples Bank hired Lionel Powell in August 2002 to serve as the Chief Financial Officer of Peoples Bank. Peoples Bank also hired H.D. Lawler to serve as the Bank's Chief Operations Officer and Steve Stanford to serve as Executive Vice President of Commercial Lending in September 2002.

In February 2002, Peoples Bank began construction on its Highway 157 branch in north Cullman, Alabama. The branch was completed and opened in July 2002. The approximately 1,184 square foot facility offers three drive-in lanes and is limited to opening new accounts.

Peoples Bank received approval from the Federal Deposit Insurance Corporation in December 2002 and approval from the Alabama Superintendent of Banks in January 2003 to open a new branch in Jones Chapel, Alabama. Jones Chapel is a small rural community located between Addison and Cullman, Alabama. In connection with this new branch, Peoples Bank entered into a property lease for an initial five year term at $1,000 per month. This branch will serve primarily as a depository branch, with a drive-up facility.

Material Legal Proceedings

There are no material legal proceedings currently pending against Altrust or Peoples Bank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our financial statements and related notes included in this offering circular. The discussion in the offering circular contains forward-looking statements that involve risks and uncertainties, such as our plans, objectives, expectations, and intentions. The cautionary statements made in this offering circular should be read as applying to all related forward-looking statements wherever they appear in this offering circular. Our actual results could differ materially from those discussed in this offering circular. See "Special Notice Regarding Forward-Looking Statements" and "Risk Factors."

The following discussion and analysis sets forth the major factors that affected our results of operations and financial condition reflected in the audited financial statements for the twelve-month periods ended December 31, 2000, 2001 and 2002.

Formation and Basis of Presentation

Altrust was incorporated on May 16, 1985 to become the parent holding company of Peoples Bank of Cullman County, which changed its name in 1994 to the Peoples Bank of North Alabama.

In May 1994, Peoples Bank opened its first branch outside of Cullman County through the purchase from the Resolution Trust Corporation of the Decatur, Alabama branch of Altrust Federal Savings Bank. Peoples Bank assumed approximately $7.0 million total estimated fair value of deposits, accrued interest and other liabilities, and purchased approximately $3.0 million of selected assets, and paid a premium for the deposits. The $640,000 premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2002, the remaining unamortized intangible for the Altrust transactions was $274,000.

In February 1998, Peoples Bank acquired the Lacey's Spring and Somerville branches of Banker's Trust of Madison, Alabama. We purchased approximately $3.0 million of selected assets and assumed substantially all of the deposit liabilities of the two branches, which liabilities had a total estimated fair market value of approximately $18.7 million. The $1.4 million premium paid by Peoples Bank was assigned to core deposit intangible and has been amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2002, the remaining unamortized intangible for the Banker's Trust transaction was $986,000. In May 2002, Peoples Bank acquired six Marshall County branches of Community Bank, Blountsville, Alabama. We purchased approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. We paid the seller a premium of 8% of the core deposit liabilities of the branches totaling $4.9 million, and purchased the performing loans at the values shown on the seller's books, classified and other problem loans at negotiated values reflecting our estimates of realizable value, and branch facilities at the values shown on the seller's books or at negotiated prices. The $4.9 million premium paid by Peoples Bank was assigned to core deposit intangible and is being amortized on a straight-line basis over an estimated life of 15 years. As of December 31, 2002, the remaining unamortized intangible for the Marshall County branch acquisition was $4,733,000.

Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan

In February 1999, Altrust Financial Services, Inc. Savings and Employee Stock Ownership Plan (the "ESOP") purchased 330,975 shares of our common stock at its fair market value, as established by an independent valuation firm. Of the total number of shares purchased, 205,844 shares were purchased from certain Altrust directors. The purchase of these shares increased the ESOP's ownership percentage to 30.43% of Altrust's outstanding capital stock, thereby requiring the filing of a change in bank control notice and the ESOP becoming a bank holding company controlling Peoples Bank through Altrust.

The ESOP financed this transaction with a loan from First Tennessee Bank in the amount of $5,212,856, secured by the pledge of 330,975 shares of Altrust common stock. Since Altrust guaranteed the loan, it is recorded as a liability and as a reduction of equity of Altrust. Annual mandatory contributions, expensed by Peoples Bank as employee compensation, are made to the ESOP and are used for loan payments to First Tennessee. As loan principal payments are made, the capital is replenished by a like amount and shares of Altrust common stock are released from pledge for allocation among the ESOP participants. As of December 31, 2002, the outstanding balance of this loan was $3,596,000.

RESULTS OF OPERATIONS

General

As of December 31, 2002, Altrust had total consolidated assets of $277.0 million, total loans of $187.5 million, total deposits of $230.9 million, and shareholders' equity of $33.3 million. Net income for the 12 months ended December 31, 2002 was $3.067 million and diluted earnings per common share were $0.63.

A principal source of our revenue comes from net interest income, which is the difference between:

- income we receive on our interest-earning assets, such as investment securities and loans; and
- our interest-bearing sources of funds, such as deposits and borrowings.

The level of net interest income is determined primarily by the average balances, or volume, of interest-earning assets and the various rate spreads between the interest-earning assets and our funding sources, primarily through Peoples Bank. Changes in our net interest income from period to period result from, among other things:

- *increases or decreases in the volumes of interest-earning assets and interest-bearing liabilities;*
- increases or decreases in the average rates earned and paid on those assets and liabilities;
- our ability to manage the interest-earning asset portfolio, which includes loans; and
- the availability and costs of particular sources of funds, such as non-interest-bearing deposits, and our ability to "match" our assets and liabilities.

Net Income

Altrust's net income for the 12 month period ended December 31, 2002 was $3.067 million, representing an increase of $31,740 over our net income for 2001 of $3.035 million. Diluted earnings per common share decreased to $0.63 at December 31, 2002, as compared to $0.72 at December 31, 2001 based upon the weighted average of common shares outstanding and common share equivalents of 4,849,229 and 4,206,834, respectively.

The following table summarizes the components of income and expense and the changes in those components for the past three years.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended December 31, 2000, 2001 and 2002
(In Thousands)

	2000	Change from Prior Year Amount	%	2001	Change from Prior Year Amount	%	2002	Change from Prior Year Amount	%
Interest Income	$15,391	$1,661	12.10%	$16,229	$838	5.45%	$15,622	$(607)	-3.74%
Interest Expense	6,923	1,343	24.07%	6,643	(280)	-4.04%	4,781	(1,862)	-28.03%
Net Interest Income	8,468	318	3.90%	9,586	1,118	13.21%	10,841	1,255	13.09%
Provision for loan losses	353	58	19.66%	740	387	109.63%	1,152	412	55.68%
Net Interest Income After Provision for Loan Losses	8,115	260	3.31%	8,846	731	9.00%	9,689	843	9.53%
Non-interest Income	2,546	7	0.28%	2,954	408	16.03%	3,889	935	31.65%
Non-interest Expense	6,399	820	14.70%	7,120	721	11.27%	9,216	2,096	29.44%
Income before income taxes	4,262	(553)	-11.48%	4,680	418	9.81%	4,362	(318)	-6.80%
Income tax provision	1,619	(50)	-3.00%	1,645	26	1.61%	1,295	(350)	-21.28%
Net Income	$2,643	$(503)	-15.99%	$3,035	$392	14.83%	$3,067	$32	1.05%

Volume-Rate Analysis

The following table shows a summary of the changes in interest income and interest expense on a fully taxable equivalent basis resulting from changes in volume and changes in rate for each category of interest-earning assets and interest-bearing liabilities for 2002/2001 and 2001/2000. Changes not solely attributable to a change in rate or volume are allocated proportionately relative to the absolute change of rate and volume.

	2002 Versus 2001 Increase (Decrease) Due To Change In:			2001 Versus 2000 Increase (Decrease) Due To Change In:		
	Volume	Rate	Total	Volume	Rate	Total
			(In Thousands)			
Interest income on:						
Loans	$ 10,460	$ (10,725)	$ (265)	$ 548	$ 224	$ 772
Available-for-sale securities	317	(790)	(473)	216	(292)	(76)
Held-to-maturity securities	(6)	(5)	(11)	(16)	1	(15)
Other earning assets	164	(50)	114	158	(36)	122
Total interest income	10,935	(11,570)	(635)	906	(103)	803
Interest expense on:						
Interest-bearing demand deposits	359	(593)	(234)	45	(33)	12
Savings deposits (includes MMDAs)	(307)	263	(44)	135	(349)	(214)
Time deposits < $100	816	(1,795)	(979)	624	(34)	590
Time deposits > $100	(35)	(378)	(413)	378	(70)	308
Short-term borrowings	47	(1)	46	(1)	(1)	(2)
Other borrowings	(92)	(146)	(238)	(887)	(87)	(974)
Total interest expense	788	(2,650)	(1,862)	294	(574)	(280)
Net interest income	$ 10,147	$ (8,921)	$ 1,227	$ 612	$ 471	$ 1,083

Net Interest Income

Net interest income is the principal component of our earnings and represents the difference between revenue generated by interest-earning assets and the interest cost related to funding those assets. Net interest income is affected by changes in the volume of and rates earned or paid on interest-earning assets and interest-bearing liabilities. For purposes of discussion, income that is either exempt from federal income taxes or taxed at a preferential rate has been adjusted to fully taxable equivalent ("FTE") amounts, using a federal tax rate of 35%.

Net interest income (FTE) increased 12.7% to $10.9 million at December 31, 2002, compared to net interest income of $9.7 million at December 31, 2001, and $8.6 million at December 31, 2000. Net interest margin, which is the FTE net interest income divided by cost-basis average interest-earning assets, was 4.98%, 5.31% and 5.10% for the three years ended December 31, 2002, 2001 and 2000, respectively. Competitive pressures, Federal Reserve Bank monetary policies and the composition of interest-earning assets and interest-bearing liabilities affect the net interest margin. The increase in net interest income during 2002 is primarily due to the net interest income generated from the additional Marshall County branch operations. The decline in net interest margin during 2002 is primarily due to the decline in loan demand and interest-earning assets repricing lower at a faster rate than interest-bearing liabilities.

Net interest income during 2001 reflected a moderate increase of approximately $1,100,000 when compared to 2000. The increase in net interest income and net interest margin during 2001 compared to 2000 is due to a variety of factors. Economic growth began to slow in late 2000, and the economy officially went into a recession in March 2001. In response to these economic conditions, the Federal Reserve Board lowered short-term interest rates a total of 475 basis points on separate occasions from January through December 2001 to stimulate economic growth. As a result of these interest rate cuts, we experienced an increase in net interest income and net interest margin as interest-bearing liabilities repriced downward more quickly than our variable rate assets.

The following table details average balances (using daily averages) of interest-earning assets and interest-bearing liabilities, the fully taxable equivalent amount of interest earned or paid thereon, and the fully taxable equivalent yield or rate for the years ended December 31, 2002, 2001 and 2000.

Average Consolidated Balance Sheets and Net Interest Analysis On Fully Taxable Equivalent Basis

For the Years Ended (In Thousands)

	December 31, 2000			December 31, 2001			December 31, 2002		
	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
ASSETS									
Earning Assets:									
Loans, net of unearned income (2)	$ 146,945	$ 14,093	9.59%	$ 152,598	$ 14,865	9.74%	$ 170,920	$ 14,600	8.54%
Available-for-sale securities:									
Taxable	15,178	990	6.52%	18,241	990	5.43%	22,452	529	2.36%
Non-Taxable	2,682	196	7.29%	1,765	120	6.80%	1,791	108	6.01%
Held-to-maturity securities:									
Taxable	-	-	-	-	-	-	-	-	-
Non-Taxable	391	26	6.69%	156	11	6.90%	-	-	-
Other earning assets	3,070	200	6.51%	9,376	322	3.43%	23,562	436	1.85%
Total earning assets	168,266	$15,505	9.21%	182,136	$16,308	8.95%	218,725	$ 15,673	7.17%
Allowance for loan losses	(1,268)			(1,569)			(2,110)		
Intangible asset	1,616			1,476			4,169		
Cash and due from	7,380			8,500			16,803		
Premises and equipment	5,420			6,371			9,068		
Other assets	3,810			4,211			2,776		
Total assets	$ 185,224			$ 201,125			$ 249,431		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Interest-bearing Liabilities:									
Interest-bearing demand deposits	$ 19,469	$ 528	2.71%	$ 22,164	$ 540	2.44%	$ 29,953	$ 306	1.02%
Savings deposits (includes MMDAs)	26,584	769	2.90%	30,381	555	1.83%	42,507	511	1.20%
Time deposits <$100	52,379	3,019	5.76%	63,346	3,609	5.70%	74,243	2,630	3.54%
Time deposits >$100	20,164	1,167	5.79%	27,254	1,475	5.41%	26,587	1,062	3.99%
Federal funds purchased	129	7	5.43%	-	-	-	-	-	-
Repurchase agreements	-	-	-	93	5	5.38%	2,224	51	2.29%
Other borrowings	20,708	1,433	6.92%	7,092	459	6.48%	5,430	221	4.07%
Total interest-bearing liabilities	139,433	6,923	4.97%	150,330	6,643	4.42%	180,944	4,781	2.64%
Noninterest-bearing demand deposits	24,282			26,425			37,543		
Accrued expenses and other liabilities	2,093			2,357			2,079		
Shareholders' equity	19,743			21,974			28,832		
Unrealized gain/loss on investment securities	(327)			39			33		
Total liabilities and shareholders' equity	$ 185,224			$ 201,125			$ 249,431		
Net interest income		$ 8,582			$ 9,665			$ 10,892	
Net interest spread			4.24%			4.53%			4.53%
Net interest margin (3)			5.10%			5.31%			4.98%

(1) Yields were calculated using the amortized cost of the underlying assets.

(2) Included in interest on loans are net loan fees of $255,500, $633,700 and $605,400 in 2000, 2001 and 2002, respectively. For additional information, see "Non-Performing Assets" on page 33 of this Offering Circular.

(3) Net interest margin is equal to net interest earnings divided by total interest-earning assets, with net interest earnings equaling the difference between total interest earned and total interest paid.

Taxable Equivalent Adjustment Analysis

	2000			2001			2002		
	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)	Interest Income	Taxable Equivalent Adjustment (In Thousands)	Interest Income (FTE)	Interest Income	Taxable Equivalent Adjustment	Interest Income (FTE)
Loans	$ 14,057	$ 36	$ 14,093	$ 14,832	$ 33	$ 14,865	$ 14,587	$ 13	$ 14,600
Available-for-sale securities									
Taxable	990	-	990	990	-	990	529	-	529
Non-Taxable	127	69	196	78	42	120	70	38	108
Held-to-maturity securities:									
Non-Taxable	17	9	26	7	4	11	-	-	-
Other earning assets	200	-	200	322	-	322	436	-	436
Totals	$ 15,391	$ 114	$ 15,505	$ 16,229	$ 79	$ 16,308	$ 15,622	$ 51	$ 15,673

Provision for Loan Losses

The provision for loan losses in 2002 was $1,152,358 compared to $740,336 in 2001. The increase of $412,022 or 56% in our provision for loan losses was primarily due to the Marshall County, Alabama branch acquisition and the purchase of approximately $59.1 million of loans related to the branches. An additional $275,000 was contributed to the provision for loan losses due to FDIC examination requirements as of June 30, 2002. As a result of these requirements, we expanded our loan loss review methodology to include a more thorough review process, which process includes a four-year historical analysis of loan losses classified by call report type. We also use the risk-weighted methodology described in the FDIC Manual of Examination Policies, which suggests weighting classified assets for purposes of determining loan loss reserve adequacy. All loans over $250,000 are reviewed by Russell Lippert, an outside loan review consultant to Peoples Bank and a former FDIC examiner, and are rated accordingly.

As a percentage of average outstanding loans, the provisions for loan losses recorded for 2002 and 2001 were 0.67% and 0.49%, respectively. Net loan charge-offs as a percentage of average outstanding loans were 0.41% for 2002 compared to 0.22% for 2001. Approximately 0.16% of the net loan charge-offs as a percentage of average outstanding loans for 2002 was attributed to losses associated with loans acquired in May 2002 in connection with the Marshall County, Alabama branch acquisition. See "Statement of Financial Condition - Asset Quality" below for additional information regarding loan quality and the allowance for loan losses.

Non-interest Income

Total non-interest income for the 12 month period ended December 31, 2002 was $3.889 million compared to $2.954 million for the 12 month period ended December 31, 2001 and $2.546 million for the 12 month period ended December 31, 2000. The increase in non-interest income of $934,446 or 31.65% during 2002 was due primarily to an increase in demand deposit accounts, resulting in an increase in the total non-sufficient funds charges and other service charges related to those accounts.

The following table presents the components of non-interest income for the past three years.

	For Years Ended December 31, (In Thousands)					
	2000	% Change	2001	% Change	2002	% Change
Service charges on deposit accounts	$1,914	7.90%	$2,287	19.49%	$3,279	43.38%
Other income	632	-17.39%	667	5.54%	610	-8.55%
Total non-interest income	$2,546	0.28%	$2,954	16.04%	$3,889	31.65%

The primary source of non-interest income for Peoples Bank is non-sufficient funds fees, service charges and other fees on deposit accounts. Total service charges, including non-sufficient funds fees, were $3.279 million, or 84% of total non-interest income for 2002 compared to $2.287 million, or 77% of total non-interest income for 2001. The growth of deposit service charge and fee revenue for 2002 over 2001 was directly related to the increase in the number of total deposit accounts, including the growth in deposits associated with the Marshall County, Alabama branch acquisition. With continued expansion of our branch network and the increasing numbers of new deposit accounts, management anticipates that service charges and fees on deposit accounts will continue to increase during 2003.

Through non-bank subsidiaries, Peoples Bank has attempted to diversify into other markets of services to enhance and compliment its banking operations. Peoples Bank owns Southern Insurance of Cullman, Inc. which acts as an agent for obtaining title insurance for its real estate loan customers. Until mid-year 2001, Peoples Bank owned and operated Altrust Billing Services, Inc., which provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee based and were designed to offer direct deposit and automatic receivable financing to certain Peoples Bank customers. Altrust Billing Services, Inc. was unprofitable and it discontinued operations and was liquidated in mid-year of 2001.

Other non-interest income includes revenues earned by these two non-bank subsidiaries of $195,404, $349,515 and $406,255 for the years ended December 31, 2002, 2001 and 2000, respectively. Southern Insurance had revenues of $195,404, $260,774 and $253,566 for the years ended December 31, 2002, 2001 and 2000, respectively. Altrust Billing had revenues of $0, $88,741 and $152,689 for the years ended December 31, 2002, 2001 and 2000.

Non-interest Expense

Total non-interest expense for the year ended December 31, 2002 was $9.216 million, compared to $7.120 million for the year ended December 31, 2001 and $6.399 million for the year ended December 31, 2000. The increase in non-interest expense of $2,096,000 or 29.44% during 2002 and $721,000 or 11.27% during 2001 is attributable to personnel and occupancy expenses related to the opening or relocation of five branches in 2000 and 2001 and the acquisition of six branches in Marshall County in May 2002.

The following table represents the components of non-interest expense for the years ended December 31, 2000, 2001 and 2002.

Other Non-interest Expense
(In Thousands)
For the Years Ended December 31,

	2000	Percent Change	2001	Percent Change	2002	Percent Change
Salaries & Benefits	$3,543	22.60%	$3,519	-0.68%	$4,021	14.27%
Occupancy and Equipment Expense	828	23.21%	1,063	28.38%	1,495	40.64%
Advertising	24	4.35%	52	116.67%	33	-36.54%
Amortization Expense- Core Deposit Intangible	141	0.00%	141	0.00%	332	135.46%
Professional Fees	165	-30.08%	149	-9.70%	524	251.68%
Data Processing	9	-52.63%	10	11.11%	9	-10.00%
Telephone	169	30.00%	227	34.32%	323	42.29%
Printing & Supplies	152	-22.84%	188	23.68%	284	51.06%
Postage	152	4.83%	161	5.92%	205	27.33%
Insurance Expenses	131	-2.97%	144	9.92%	148	2.78%
Federal Reserve Charges	125	9.65%	156	24.80%	161	3.21%
Hired Labor	46	70.37%	66	43.48%	128	93.94%
Check Orders	28	-33.33%	59	110.71%	132	123.73%
Examination and Assessment	9	200.00%	13	44.44%	7	-46.15%
Contributions	23	-42.50%	20	-13.04%	17	-15.00%
Courier and Express	66	22.22%	82	24.24%	125	52.44%
Overdraft Losses	98	8.89%	154	57.14%	218	41.56%
Write Down of Other Real Estate	56	-16.42%	210	275.00%	82	-60.95%
Other Expense	634	-10.83%	706	11.36%	972	37.68%
Total Non-interest Expense	$6,399	14.70%	$7,120	11.27%	$9,216	29.44%

Total salaries and benefits for 2002 were $4,021,000, an increase of $502,000 or 14.27% from $3,519,000 for 2001. This increase was primarily due to staff additions to support branch growth, including the Marshall County, Alabama branch acquisition. Total salaries and benefits decreased $24,000 or 0.68% in 2001 over 2000.

Total occupancy expense for 2002 was $1,495,000, an increase of 40.64% over $1,063,000 for 2001. In 2001, total occupancy expense increased $235,000 or 28.38% over $828,000 for 2000. These increases are due to the opening of five new or relocated banking offices during 2000 and 2001, and the acquisition of six branches in Marshall County, Alabama in May 2002.

During 2002, other operating expenses increased a net of $1.162 million, or 45.8% over the year ended December 31, 2001. Other operating expenses related to the medical billing subsidiary were zero for the year ended December 31, 2002, compared to $74,000 for the year ended December 31, 2001. Professional fees increased approximately $375,000 to $524,000 for the year ended December 31, 2002, as compared to the year ended December 31, 2001. During 2002, we hired a management services firm to provide on-site supervision of an extensive restructure and implementation upgrade of the information technology systems, including LAN/WAN, communications and migration to a Citrix environment. Additionally, we engaged a consulting firm to assist in a study and evaluation of personnel, duties, internal policies, procedures and organizational structure. The consulting firm also provided some limited general consultation to us and our board of directors regarding the branch purchase and other matters. Both of these firms are unrelated to us in any other capacity. We also outsourced our payroll preparation function and began using an independent loan review consultant to review larger loans.

Supplies and check orders expense increased approximately $169,000 for the year ended December 31, 2002 compared to the year ended December 31, 2001. Most of the increase is attributable to providing initial check books to the customers gained through the purchase of the six Marshall County branches and providing other office supplies to those branch locations.

Amortization of core deposit intangibles increased $191,000 due to the amortization of the core deposit premium resulting from the purchase of the Marshall County branches. Total amortization of core deposit intangibles for the year ended December 31, 2002 was $332,000 compared to $141,000 for the year ended December 31, 2001. Under the provisions of Statement of Financial Accounting Standards ("SFAS") 142, the value and estimated lives of these intangibles will be periodically evaluated and assessed for possible impairment. For more information, see Notes 1 and 21 to our Consolidated Financial Statements regarding SFAS 142 and the expected impact on our financial statements.

Non-interest expenses include operating expenses of the two non-bank subsidiaries of $232,822, $442,566 and $429,517 for the years ended December 31, 2002, 2001 and 2000, respectively.

Income Taxes

Income tax expense decreased $349,976 or 21.28% to $1,294,757 for the year ended December 31, 2002 and increased $25,782 or 1.6% to $1,644,733 for the year ended December 31, 2001. The effective tax rate as a percentage of pretax income was 29.7% in 2002, 35.2% in 2001 and 38.0% in 2000. The decrease in our effective tax rate was primarily due to dividends paid to the ESOP and used to reduce debt, giving rise to a deduction for income tax purposes. This tax deduction reduced our current year effective tax rate approximately 4.6% and amounted to increased net income of approximately $.04 per share of stock. Since the tax effect of this deduction had not been previously recognized, we have considered the overall impact on our financial statements and have determined that a restatement or adjustment of prior year's financial statements is not warranted.

The net deferred tax asset was $528,956, $571,977 and $566,053 as of December 31, 2002, 2001 and 2000, respectively. The primary items affecting deferred taxes are deferred compensation, allowance for loan losses and net unrealized gains or losses on available for sale securities.

For further information concerning the provision for income taxes and income tax related matters, refer to Note 12, Income Taxes, of the "Notes to the Consolidated Financial Statements."

FINANCIAL CONDITION

As of December 31, 2002, Altrust's consolidated assets were $277.0 million, an increase of 37.24% from $201.8 million as of December 31, 2001. Our asset growth during 2002 is primarily related to the acquisition of the Marshall County, Alabama branches in May 2002. Even though the acquisition included approximately $79 million in deposits and approximately $59 million in loans, interest-bearing deposits have decreased during 2002 approximately $21 million due to maintaining interest rates at a level to maximize interest margins to compensate for the overall decrease in loans of approximately $16.7 million. During 2001, Peoples Bank was successfully able to gain market share in Warrior, Arab, and Oneonta, Alabama, resulting in an increase in total deposits of $17.5 million. Our increase in total assets during 2001 corresponded with the increase in deposits, offset by a decrease in loans of $6.3 million. Our deposit growth enabled us to decrease borrowings by $9.3 million during 2001. Our total assets increased 7.76% during 2000, from $179 million as of December 31, 1999, due primarily to increases in bank loans of $11.3 million. The increase corresponded with a 19.8% increase in deposits amounting to $25.6 million and a 62.04% decrease in other borrowings of $15.2 million. Because deposits increased by $14.3 million more than loans during 2001, Peoples Bank used these excess funds plus an additional $1.6 million reduction in investment securities to repay $15.2 million of borrowed funds.

Loans

As of December 31, 2002, total loans were $187.5 million, an increase of $40.3 million, or 27.41% in 2002. This increase was primarily due to the loans purchased in connection with the acquisition of the Marshall County, Alabama branches. Total loans decreased by 4.1% from December 31, 2000 to December 31, 2001. Loans outstanding at December 31, 2001 were $147.1 million, or $6.3 million less than at December 31, 2000. The decrease during 2001 is attributable to more stringent underwriting standards by Peoples Bank. During 2002, our average loans outstanding were $171 million. These loans constituted 78.2% of our average earning assets, consolidated, and 68.5% of our average total assets, consolidated. During 2001, our average loans outstanding were $152.6 million. These loans constituted 83.8% of our average earning assets, consolidated, and 75.9% of our average total assets, consolidated. During 2000, our average loans outstanding were $146.9 million, or 87.3%, of our average earning assets, consolidated, and 79.3% of our average total assets, consolidated. Our commercial banking loans are expected to produce higher yields than securities and other interest-earning assets.

The following table presents a summary of the loan portfolio by category for the past five years.

Loans Outstanding

	As of December 31, (In Thousands)				
	1998	**1999**	**2000**	**2001**	**2002**
Commercial	$ 9,942	$ 11,282	$ 16,108	$ 17,907	$ 30,887
Real estate - construction	4,346	3,924	4,791	3,106	3,927
Real estate - mortgage	92,763	102,471	108,518	104,458	126,664
Installment loans to individuals	24,248	24,468	24,040	21,657	25,983
Total loans	$ 131,299	$ 142,145	$ 153,457	$ 147,128	$ 187,461

Substantially all of Peoples Bank's loans are to customers located in its primary market area. However, Peoples Bank's loans as of December 31, 2002, were not heavily concentrated in any one industry. Our management believes that Peoples Bank's loan portfolio is diversified among loan collateral types as well, as noted by the following table.

Loans by Collateral Type

	As of December 31, (In Thousands)									
	1998	% of Loans	1999	% of Loans	2000	% of Loans	2001	% of Loans	2002	% of Loans
Secured by Real estate:										
Construction and land development	$ 4,346	3.31%	$ 3,924	2.75%	$ 4,791	3.12%	$ 3,106	2.11%	$ 3,927	2.09%
Farmland	5,035	3.83%	4,308	3.02%	5,445	3.55%	3,720	2.53%	7,561	4.03%
Home equity lines of credit	0	0.00%	0	0.00%	0	0.00%	0	0.00%	0	0.00%
Residential first mortgage liens	50,726	38.63%	57,336	40.34%	57,910	37.73%	52,008	35.35%	58,806	31.37%
Other residential liens	6,528	4.97%	6,908	4.86%	8,498	5.54%	8,620	5.86%	7,873	4.20%
Multi-family residential	221	0.17%	217	0.15%	363	0.24%	165	0.11%	165	0.09%
Non-farm and non-residential	30,253	23.04%	33,702	23.71%	36,302	23.66%	39,945	27.15%	52,259	27.88%
Total real-estate loans	$ 97,109	73.96%	$106,395	74.83%	$113,309	73.84%	$107,564	73.11%	$130,591	69.66%
Other loans:										
Commercial and industrial	9,133	6.96%	10,521	7.42%	13,342	8.69%	16,343	11.11%	27,310	14.57%
Agricultural	809	0.62%	762	0.53%	1,396	0.91%	1,063	0.72%	3,154	1.68%
Credit cards and other revolving credit	580	0.44%	606	0.43%	601	0.39%	616	0.42%	586	0.31%
Consumer installment loans	23,365	17.80%	23,105	16.26%	22,771	14.84%	19,585	13.31%	23,082	12.31%
Other	303	0.23%	756	0.53%	2,038	1.33%	1,957	1.33%	2,738	1.46%
Total other loans	34,190	26.04%	35,750	25.17%	40,148	26.16%	39,564	26.89%	56,870	30.34%
Total loans	$131,299	100.00%	$142,145	100.00%	$153,457	100.00%	$147,128	100.00%	$187,461	100.00%

The following table sets forth the maturity distribution of Peoples Bank's loan portfolio as of December 31, 2002. Peoples Bank's loan policy does not permit renewal of loans that are past due, loans where the interest due is not collected or in an attempt to prevent delinquency.

Loans By Maturity

	As of December 31, 2002 (In Thousands)					
	3 Mos. or Less	4 Mos. to 12 Mos.	1 Yr. to 3 Yrs.	3 Yrs. to 5 Yrs.	Over 5 Yrs.	Total
Closed end 1-4 family residential	$5,935	$10,460	$8,772	$16,560	$10,206	$51,933
All other loans	16,869	21,603	22,300	20,353	14,070	95,195
Total	$27,448	$39,973	$38,802	$47,570	$33,668	$187,461

Maturity of Loan	One Year or Less	One to Five Years	Over Five Years	Total
	(In Thousands)			
Loans with predetermined interest rates	$ 57,653	$ 80,790	$ 31,657	$ 170,100
Loans with floating or adjustable rates	13,117	4,244	-	17,361
Totals	$ 70,770	$ 85,034	$ 31,657	$ 187,461

Asset Quality

Our allowance for loan losses represents management's estimate of an amount adequate in relation to the risk of future losses inherent in our loan portfolio. The loan portfolio is analyzed monthly by management to identify potential problems. We undertake this analysis in conjunction with establishing Peoples Bank's allowance for loan losses to provide a basis for determining the adequacy of loan loss reserves to absorb losses that might be experienced by Peoples Bank. In addition to analyses of existing loans, management also considers Peoples Bank's historical loan losses, past due and non-performing loans, current and anticipated economic conditions, underlying collateral values securing loans, and other factors which could affect future loan losses.

As Peoples Bank continues to increase the loan portfolio through new loan accounts, these new loans have limited historical loss experience for which to base a specific reserve. As a result, management has increased the general reserve to compensate for this loan growth. Peoples Bank does not currently allocate the allowance for loan losses to the various loan categories. The following table presents a summary of changes in the allowance for loan losses for the past five years.

Analysis of Changes in Allowance for Loan Losses

	Year Ended December 31, (In Thousands)				
	1998	**1999**	**2000**	**2001**	**2002**
Allowance for loan losses:					
Beginning of period	$ 821	$ 1,100	$ 1,206	$ 1,324	$ 1,739
Provision for loan losses	458	295	353	740	1,152
Total	$ 1,279	$ 1,395	$ 1,559	2,064	$ 2,891
Amounts charged off:					
Commercial	55	68	191	142	56
Real estate – construction	0	0	0	0	100
Real estate - residential mortgage	19	47	31	37	232
Consumer	147	148	63	254	406
Total loans charged off	221	263	285	433	794
Recoveries of charged-off loans					
Commercial	1	15	1	7	19
Real estate – construction	0	0	0	0	0
Real estate - residential mortgage	3	0	5	7	35
Consumer	38	59	44	94	47
Total recoveries	42	74	50	108	101
Net charge-offs	179	189	235	325	693
Allowance for loan losses - end of period	$ 1,100	$ 1,206	$ 1,324	$ 1,739	$ 2,198
Total loans - end of period	$ 131,299	$ 142,145	$ 153,457	$ 147,128	$ 187,461
Average loans	$ 126,114	$ 134,032	$ 146,945	$ 152,598	$ 170,920

	Year Ended December 31,				
	1998	**1999**	**2000**	**2001**	**2002**
As a percentage of average loans:					
Net charge offs	0.14%	0.14%	0.16%	0.22%	0.41%
Provision for loan losses	0.36%	0.22%	0.24%	0.49%	0.67%
Allowance as a percentage of year-end loans	0.84%	0.85%	0.87%	1.19%	1.17%
Allowance as a percentage of non-performing loans	66.51%	129.26%	114.34%	94.67%	65.00%

Allocation of the Allowance for Loan Losses

	As of December 31, 2002 (In Thousands)	
	Amount	Percent of Loans in Each Category to Total Loans
Commercial and agricultural	$ 449	16.48%
Real estate- construction	90	2.10%
Real estate- mortgage	1,204	67.57%
Consumer	89	13.85%
Unallocated portion of reserve	366	0.00%
Balance end of period	$ 2,198	100.00%

Our policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collections of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and our Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Loan Committee as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. We analyze the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, we review the size, quality and risk of loans in the portfolio. We also consider such factors as Peoples Bank's loan loss experience, the amount of past due and non performing loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by management and presented to the Loan Committee on a monthly basis. We also engage outside loan review services from time to time.

Peoples Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the FDIC and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses when, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "Supervision and Regulation."

While it is Peoples Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

We believe that our allowance for loan losses at December 31, 2002 is sufficient to absorb losses inherent in our loan portfolio based on our assessment of the information available. Our assessment is based on management's judgment and involves some uncertainty. As a result, the adequacy of the allowance for loan losses cannot be determined with precision and may be subject to change in future periods. We also may be required to make additional charges to the provision for loan losses in future periods based on periodic examination by bank regulatory authorities.

Non-Performing Assets

Non-performing assets include non-accrual loans, accruing loans contractually past due 90 days or more, restructured loans, other real estate, and other real estate under contract for sale. Loans are placed on non-accrual status when management has concerns about our ability to collect the loan's outstanding principal and interest, and generally when loans are 90 days or more past due. While non-performing assets represent potential losses to Peoples Bank, we do not anticipate any material losses from them, since most are believed to be adequately secured. We do not have any commitments to lend additional funds to borrowers that have loans on non-accrual status as of December 31, 2002.

Generally, we evaluate loans for impairment when a loan is internally risk rated and included on our internal "watch list." The watch list includes all non-accrual loans and all loans contractually past due 90 days or more and still accruing interest. The watch list also includes other loans because of documentation deficiencies or recent information known to management about the borrower, which may affect the repayment ability of the borrower. The aggregate amount of the watch list loans that may be partially impaired as of December 31, 2002, was approximately $15.4 million (see Note 4 to the Consolidated Financial Statements). Even though borrowers of watch list loans, other than non-accrual and non-performing (over 90 days past due and still accruing interest) loans, are expected to make payments of principal and interest as contractually scheduled, these loans are still evaluated for impairment. Impairment with regard to substantially all of our impaired loans has been measured based on the fair value of the underlying collateral. The impaired loans as of December 31, 2002 include approximately $1.038 million of loans, which have an unamortized purchase discount of $209,000. As of December 31, 2002, the specific allowance for loan losses related to the remainder of these loans was $1.602 million and the total allowance for loan losses was $2.198 million.

The table below summarizes Peoples Bank's non-performing assets for the past five years.

Non-performing Assets

	As of December 31, (In Thousands)				
	1998	**1999**	**2000**	**2001**	**2002**
Non-accrual loans	$ 235	$ 137	$ 182	$ 83	$ 3,078
Loans past due 90 days and still accruing	1,419	796	976	1,754	304
Total nonperforming loans	1,654	933	1,158	1,837	3,382
Other real estate owned	472	480	655	1,437	1,476
Total nonperforming assets	$ 2,126	$ 1,413	$ 1,813	$ 3,274	$ 4,858
Nonperforming loans as a percentage of total loans	1.26%	0.66%	0.76%	1.25%	1.81%
Nonperforming assets as a percentage of total assets	1.29%	0.79%	0.94%	1.63%	1.75%

Investment Securities

The composition of our securities portfolio reflects our investment strategy of maintaining an appropriate level of liquidity while providing a relatively stable source of income. Our securities portfolio also provides a balance to interest rate risk and credit risk in other categories of the balance sheet while providing a vehicle for investing available funds, furnishing liquidity, and supplying securities to pledge as required collateral for certain deposits and borrowed funds.

We use two categories to classify our securities: "held to maturity" or "available for sale." As of December 31, 2002, all securities purchased by us have been classified as available for sale. Our securities portfolio at December 31, 2002 consisted primarily of United States agency bonds and mortgage-backed securities. While we have no plans to liquidate a significant amount of any of our securities, these securities may be used for liquidity purposes should management deem it to be in our best interest. We also held approximately $815,000 of the Federal Home Loan Bank of Atlanta stock and $208,392 of The Bankers Bank stock as of December 31, 2002.

The following table indicates the amortized cost of our portfolio of investment securities held to maturity at the end of the last three years:

	Amortized Cost		
	2000	December 31, 2001 (In thousands)	2002
Investment securities held to maturity:			
U.S. government agencies	$ -	$ -	-
State and political subdivisions	371	-	-
Total investment securities held to maturity	$ 371	$ -	$ -

The following table indicates the fair value of our portfolio of investment securities available for sale at the end of the last three years:

	Fair Value		
	2000	December 31, 2001 (In thousands)	2002
Investment securities available for sale:			
U.S. government and agencies	$ 15,952	$ 5,784	$ 17,440
Mortgage-backed securities	654	10,990	4,129
State and political subdivisions	2,365	1,498	1,424
Total investment securities available for sale	$ 18,971	$ 18,272	$ 22,993

The following tables present the maturities and weighted average yields of investment securities at December 31, 2002:

	Maturities of Available for Sale Investment Securities Amortized Cost (In thousands)			
	Immediate	After one through five years	After five through ten years	After ten Years
Investment securities available for sale:				
U.S. government and agencies	$ 14,087	$ 3,324	$ --	$ --
Mortgage-backed securities	--	--	36	4,238
State and political subdivisions	200	90	419	689
Total investment securities available for sale	$ 14,287	$ 3,414	$ 455	$ 4,927

Weighted Average Yields of Available for Sale Investment Securities

	Immediate	After one through five years	After five through ten years	After ten years
U.S. government and agencies	1.51%	2.77%	--	--
Mortgage-backed securities	--	--	7.14%	0.21%
State and political subdivisions	6.69%	6.92%	6.78%	5.10%

The above tables of maturities and weighted average yields do not include equity securities held by Peoples Bank, which consist of investments in the stock of the Federal Home Loan Bank and The Bankers Bank, in the aggregate amount of $1,023,392. Yields on tax exempt obligations have been computed on a fully taxable equivalent basis using a federal tax rate of 35%.

Deposits

Peoples Bank's total deposits were $230.9 million and $172.5 million at December 31, 2002 and December 31, 2001, respectively, representing an increase of 33.8% during the 12-month period. This increase was primarily due to the assumption of approximately $79.0 million of deposits in connection with the Marshall County, Alabama branch acquisition. During 2001, total deposits increased 11.3% over $155.0 million at December 31, 2000. Total deposits averaged $210.8 million, $169.6 million and $142.9 million during each of the 12 month periods ended December 31, 2002, December 31, 2001 and December 31, 2000, respectively. Interest-bearing deposits represented 83.4% of total deposits at December 31, 2002 compared to 83.5% at December 31, 2001, and 84.7% at December 31, 2000. Certificates of deposit composed 56.5% of total interest-bearing deposits for December 31, 2002 compared to 60.5% at December 31, 2001 and 60.9% at December 31, 2000.

The composition of our deposits is indicative of the interest rate conscious market in which we operate. We cannot provide any assurance that Peoples Bank can maintain or increase its market share of deposits in its highly competitive market area.

The average daily balance of deposits and rates paid on those deposits are summarized for the three years ended December 31, 2002 in the following table.

	Year Ended December 31, 2000		2001		2002	
	Amount	Rate	Amount (In Thousands)	Rate	Amount	Rate
Demand deposits:						
Non-interest-bearing	$ 24,282		$ 26,425		$ 37,543	
Interest-bearing	19,469	2.71%	22,164	2.44%	29,953	1.02%
Savings deposits (includes MMDAs)	26,584	2.90%	30,381	1.83%	42,507	1.20%
Time deposits < $100	52,379	5.76%	63,346	5.70%	74,243	3.54%
Time deposits >$100	20,164	5.79%	27,254	5.41%	26,587	3.99%
Totals	$ 142,878		$ 169,570		$ 210,833	

Interest Rate Sensitivity

Commercial banks and other financial institutions are subject to interest rate risk to the degree that their interest-bearing liabilities (consisting principally of customer deposits) mature or re-price more or less frequently, or on a different basis, than their interest-earning assets (generally consisting of intermediate or long-term loans and investment securities). The match between the scheduled re-pricing and maturities of Peoples Bank's earning assets and liabilities within defined time periods is referred to as "Gap" analysis. At December 31, 2002, the cumulative one-year gap was a negative (or asset sensitive) $7.538 million, or 2.97% of total earning assets. This means that our assets re-price slightly faster than our liabilities under rate changes. Such a gap is considered small, and net income would be virtually unchanged with a one percent change in interest rates.

Intense competition in Peoples Bank's market areas continues to pressure quality loan rates downward, while conversely pressuring deposit rates upward. The following table reflects Peoples Bank's rate sensitive assets and liabilities by maturity as of December 31, 2002. Variable rate loans are shown in the category of due "one to three months" because they re-price with changes in the prime-lending rate. Fixed rate loans are presented assuming the entire loan matures on the final due date. However, payments actually are made at regular intervals and are not reflected in this schedule. Additionally, demand deposits and savings accounts have no stated maturity, but it has been Peoples Bank's experience that these accounts are not totally rate sensitive. Accordingly, the following analysis assumes 30% of interest-bearing demand deposit accounts, 50% of money market deposit accounts, and 10% of savings accounts re-price within one year.

Interest Rate Gap Sensitivity

	As of December 31, 2002					
	Immediate Total	1 Mo. to 3 Mos.	4 Mos. to 12 Mos.	1-Yr. to 5-Yr.	>5 Yr. And Non-Rate Sensitive	Total
	(In Thousands)					
Assets						
Interest-earning assets:						
Interest-bearing Deposits	$ 8	$ 17	$ 75	$ 0	$ 0	$ 100
Federal funds sold	15,670	0	0	0	0	15,670
Securities	7,093	7,191	0	8,709	0	22,993
Loans	7,908	22,058	39,603	84,036	31,658	185,263
Cash	0	0	0	0	30,383	30,383
Total interest-earning assets	30,679	29,266	39,679	92,745	62,040	254,409
Other Assets	0	0	0	0	22,587	22,587
Total Assets	30,679	29,266	39,679	92,745	84,627	276,996
Liabilities and Shareholders' Equity						
Non-interest-bearing deposits	0	0	3,854	3,854	30,597	38,305
Demand deposits	0	0	17,345	0	40,471	57,816
MMDA deposits	292	584	2,044	0	2,920	5,841
Savings deposits	0	0	2,014	4,027	14,095	20,135
Time deposits	8,464	16,898	55,666	27,815	0	108,843
Fed funds purchased	0	0	0	0	0	0
Other liabilities	0	0	0	1,069	11,730	12,799
Shareholders' Equity	0	0	0	0	33,257	33,257
Total Liabilities and Equity	8,757	17,482	80,923	36,765	133,070	276,996
Interest sensitivity gap	21,922	11,784	(41,244)	55,980	(48,443)	(0)
Cumulative sensitivity gap	$ 21,922	$ 33,706	$ (7,538)	$ 48,442	$ (1)	$ 0

Liquidity

Liquidity involves our ability to raise funds to support asset growth, meet deposit withdrawals and other borrowing needs, maintain reserve requirements, and otherwise sustain our operations. This is accomplished through maturities and repayments of our loans and investments, our deposit growth, and our access to sources of funds other than deposits, such as the federal funds market and borrowings from the Federal Home Loan Bank and other lenders, as well as the ability to liquidate securities available for sale. As of December 31, 2002, Peoples Bank had access to advances of up to $41.5 million from the Federal Home Loan Bank of Atlanta, with no funds currently drawn. Advances from the Federal Home Loan Bank of Atlanta may be secured by a pledge of Peoples Bank's stock in the Federal Home Loan Bank of Atlanta and a portion of Peoples Bank's first mortgage loans and certain other assets. In addition, Peoples Bank also has unsecured federal funds lines of credit with correspondent banks with no amount outstanding and $14.0 million available as of December 31, 2002. See "Our Company – Sources of Funds – Borrowings" for more information.

Our average liquid assets consist of cash and amounts due from banks, interest-bearing deposits in other banks, federal funds sold, mortgage loans held for sale net of borrowings, investment securities and securities held for sale. These average liquid assets totaled $64.6 million and $38.0 million during the 12 month periods ended December 31, 2002 and December 31, 2001, representing 30.7% and 22.4% of average deposits for those periods, respectively.

Peoples Bank actively manages the levels, types and maturities of interest-earning assets in relation to the sources available to fund current and future needs. Peoples Bank maintains federal funds lines of credit totaling $14 million. We believe Peoples Bank's liquidity sources are adequate to meet its operating needs.

Capital Resources

Our capital adequacy is measured by risk-based and leverage capital guidelines. The risk-based capital guidelines assign weighted levels of risk to various asset categories. Among other things, these guidelines currently require us to maintain a minimum ratio of 8.0% of total capital to risk-adjusted assets. Under the guidelines, one-half of our required capital must consist of Tier 1 Capital, which would include such things as our tangible common shareholders' equity and any qualifying perpetual preferred stock. The leverage guidelines provide for a minimum ratio of Tier 1 Capital to total assets of 3.0% if we meet certain requirements, including having the highest regulatory rating, and cushion the ratio by an additional 1.0% to 2.0% otherwise. The guidelines also specify that bank holding companies that are experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Furthermore, the Federal Reserve continues to consider a "Tangible Tier 1 Leverage Ratio," calculated without the inclusion of intangible assets, in evaluating proposals for expansion or new activities. The Federal Reserve has not advised us, and the FDIC has not advised Peoples Bank, of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio that we are required to meet. The Alabama Superintendent of Banks required us to have a Tier 1 Leverage Capital Ratio of at least 7% immediately following the Marshall County branch acquisition as a condition to its approval of our purchase of the Marshall County branches. As a result of the capital raised in our private placement on April 19, 2002, we currently satisfy this requirement. Altrust and Peoples Bank are well-capitalized under all regulatory measures. See "Supervision and Regulation - Capital Regulations."

FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation. As represented by the following table, Altrust and Peoples Bank both exceed the capital requirements established for well capitalized banks and bank holding companies under FDICIA guidelines.

December 31, 2002	Well Capitalized	Peoples Bank
Tier I capital to risk adjusted assets	6.00%	14.55%
Total capital to risk adjusted assets	10.00%	15.72%
Leverage ratio	5.00%	10.00%

At December 31, 2002, our total consolidated shareholders' equity was $33.3 million or 12.01% of total consolidated assets, compared to $23.2 million or 11.5% of total consolidated assets at December 31, 2001, $20.9 million, or 10.8% of total consolidated assets, at December 31, 2000 and $17.6 million, or 9.8% of total consolidated assets, at December 31, 1999. The increase in shareholders' equity to total asset ratio for 2002 was the result of a 37.25% increase in total consolidated assets, primarily due to the Marshall County, Alabama branch acquisition, a $145,733 reduction of the ESOP loan, the private placement of our common stock for net proceeds of approximately $6.768 million and net income of $3.067 million. The increase in 2001 was the result of a 4.6% increase in total consolidated assets, a $1.1 million reduction of the ESOP loan, net income of $3.035 million and cash dividends paid of $1.983 million. The increase in 2000 was the result of a 7.76% increase in total consolidated assets, net income of $2.6 million and an unrealized gain on available for sale securities of $327,000.

At December 31, 2002, our total consolidated capital to risk-adjusted assets was 15.7% with 82.2% of total consolidated capital consisting of tangible shareholders' equity. At December 31, 2001, our total consolidated capital to risk-adjusted assets was 16.4% with 93.5% consisting of tangible common shareholders' equity. We paid $1.983 million of dividends to our shareholders during 2001 or $0.50 per share. As of December 31, 2000, total consolidated capital to risk-adjusted assets was 14.9%, with 92.7% comprised of tangible common shareholders' equity, compared to a ratio of 14.1%, with 92.4% of tangible common shareholders' equity, at December 31, 1999.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in fair value of financial instruments due to a change in economic conditions, interest rates, regulations and laws. We are inherently affected by different market risks. Our primary risk is interest rate risk. We do no conduct foreign exchange transactions or trading activities which would produce price risk.

Altrust's interest rate risk management is the responsibility of our Asset/Liability Management Committee which has established policies and limits to monitor, measure, and coordinate Altrust's sources, uses, and pricing of funds.

Interest rate risk is the risk to earnings or market value of equity from the potential movement in interest rates. As interest rates change the interest income and expense associated with Altrust's interest sensitive assets and liabilities also change, thereby impacting net interest income, the primary component of our earnings. The primary purpose of managing interest rate risk is to reduce interest rate volatility and achieve reasonable stability to earnings from changes in interest rates and preserve the value of our equity. Our Asset/Liability Management Committee utilizes the results of both a static and dynamic Gap analysis, as well as Plansmith's quarterly *RiskAnalyzer* report, to quantify the estimated exposure of net interest income to a sustained change in interest rates.

The Gap analysis projected net interest income based on both a rise and fall in interest rates of 200 basis points (2.00 percent) over a twelve-month period. The model is based on actual repricing dates of interest sensitive assets and interest sensitive liabilities. The model incorporates assumptions regarding the impact of changing interest rates on the prepayment rates of certain assets.

Altrust measures its interest rate risk exposure based on an immediate change in interest rates of up or down 200 basis points. Given this scenario, Altrust had an exposure to falling rates and a benefit from rising rates at year end. More specifically, the model forecasts a decline in net interest income of $79,000 or 0.7%, as a result of a 200 basis point decline in rates. The model also predicts a $70,000 or 0.4% decrease in net interest income, as a result of a 200 basis point increase in rates. The forecasted results of the model are within the limits specified by our Asset/Liability Management Committee. The following chart reflects Altrust's sensitivity to changes in interest rates as of December 31, 2002. Numbers are based on a flat balance sheet and assumed paydowns and maturities of assets and liabilities that are reinvested in like instruments at (i) current interest rates, (ii) rates of 200 basis points less, and (iii) rates of 200 basis points more.

	As of December 31, 2002		
	Down 200 BP	Current (In Thousands)	Up 200 BP
Net interest income	$ 10,762	$ 10,841	$ 10,911
$ Change net interest income	$ 79	$ --	$ 70
% Change net interest income	0.7%	--	0.4%

The preceding sensitivity analysis is a modeling analysis, which changes periodically and consists of hypothetical estimates based upon numerous assumptions including interest rate levels, shape of the yield curve, prepayments on loans and securities, rates on loans and deposits, reinvestments of paydowns and maturities of loans, investments and deposits, and others. In addition, there is no input for growth or a change in asset mix. While assumptions are developed based on the current economic and market conditions, management cannot make any assurances as to the predictive nature of these assumptions, including how customer preferences or competitor influences might change.

As market conditions vary from those assumed in the sensitivity analysis, actual results will differ. Also, the sensitivity analysis does not reflect actions that our Asset/Liability Management Committee might take in responding to or anticipating changes in interest rates.

EFFECTS OF INFLATION

Inflation generally increases the cost of funds and operating overhead, and, to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than the effects of general levels of inflation have. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates, and the Federal Reserve increased the interest rate three times in 1999 for a total of 75 basis points in an attempt to control inflation. However, the Federal Reserve also reduced interest rates on 11 occasions for a total of 475 basis points in 2001 and on one occasion for a total of 50 basis points in 2002.

In addition, inflation results in an increased cost of goods and services purchased, cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect the liquidity and earnings of our commercial banking and mortgage banking business, and our shareholders' equity.

MANAGEMENT AND PRINCIPAL SHAREHOLDERS

Directors and Executive Officers

The following table sets forth certain information regarding our executive officers and directors as of December 31, 2002.

Name	Age	Position(s)
James Robin Cummings	56	Chairman, President, CEO and Director of Altrust, President, CEO and Director of Peoples Bank
Roy Shaw	71	Director and Chairman of the Board of Peoples Bank
Thomas Edwin Drake	72	Director and Vice Chairman of the Board of Peoples Bank
Dwight Scott	77	Director of Peoples Bank
Noel Jasper Estes	66	Director and Secretary of the Board of both Altrust and Peoples Bank

Cecil Alan Walker	46	Director and Vice Chairman of the Board of Altrust, Director of Peoples Bank
Terry Neal Walker	38	Director of Altrust and Director of Peoples Bank
Timothy Dudley Walker	41	Director of Altrust and Director of Peoples Bank
George Whit Drake	38	Director of Altrust and Director of Peoples Bank
Brian Clarke Witcher	39	Director of Altrust and Director of Peoples Bank
Kenneth Howard Weldon	51	Executive Vice President of Peoples Bank - Legal and Collections
Lionel James Powell	49	Chief Financial Officer of Peoples Bank
Hubert Dorian Lawler	43	Chief Operations Officer of Peoples Bank
Morris Steven Stanford	40	Executive Vice President - Commercial Lending

J. Robin Cummings. Mr. Cummings currently serves as the President, Chief Executive Officer and Chairman of the Board of Altrust. He also serves as President, Chief Executive Officer and director of Peoples Bank. Mr. Cummings has served as President and CEO of Peoples Bank for almost 20 years. Mr. Cummings has served as a director of Peoples Bank since 1983 and has served as a director of Altrust since its inception in 1985.

Roy Shaw. Mr. Shaw serves as Chairman of the Board of Peoples Bank, a position he has held since 1977. Mr. Shaw has been a member of the board since 1977. Mr. Shaw is currently semi-retired. He was the owner of Shaw's Seafood Restaurant in Holly Pond, Alabama until November 1998. Mr. Shaw performs real estate evaluations for us through Preferred Real Estate, Inc. He has performed these appraisals since 1995.

Tom Drake. Mr. Drake serves as Vice Chairman of the Board of Peoples Bank, a position he has held since 1977. He has served as a member of the board since 1977. He also was a member of the Board of Directors of Altrust until he resigned in 2002. Mr. Drake is an attorney at Drake & Drake Attorneys at Law. Mr. Drake has practiced law with Drake & Drake since 1982. Mr. Drake also served in the House of Representatives in the Alabama State Legislature. During his membership with the State Legislature, he served on the Ways and Means Committee and as Speaker of the House from 1983 to 1987. Along with his position on the Peoples Bank board, Mr. Drake is also a board member of Attorney's Insurance Mutual of Alabama, Inc. (AIMS), Cauliflower Alley Club and the Wrestler's Museum and Hall of Fame, Inc. Mr. Drake currently serves on the finance committee of AIMS.

Dwight Scott. Mr. Scott currently serves on the Board of Peoples Bank. He has been a member of the board since 1977. Mr. Scott retired from the Altrust board when his term expired on April 11, 2002. Since 1987, Mr. Scott has been retired and has resided in Holly Pond, Alabama.

N. Jasper Estes. Mr. Estes serves as Secretary of the boards of both Altrust and Peoples Bank. Mr. Estes has been retired since 1996. Prior to his retirement, he served as the general manager for Meadow Gold Dairies in Huntsville, Alabama, a position which required Mr. Estes to oversee operations and sales in excess of $75 million a year. Mr. Estes was appointed to the board in 2002.

Alan Walker. Mr. Alan Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1978. He is a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama. Mr. Walker gained management and supervision experience from his position as President of Walker Brothers, Ltd. since 1998 and also as operating manager for Shoreline Properties since March 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Tim Walker.

Terry Walker. Mr. Terry Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Alan Walker and Mr. Tim Walker.

Tim Walker. Mr. Tim Walker serves on the boards of both Altrust and Peoples Bank. Mr. Walker has served on the board since 1998. He has been a partner of Walker Brothers, Ltd., a limited partnership located in Baileyton, Alabama since 1998. Mr. Walker is the brother of Mr. Terry Walker and Mr. Alan Walker.

Whit Drake. Mr. Whit Drake serves on the boards of both Altrust and Peoples Bank, a position he has held since February 2002. He is an attorney with Drake & Shaw in Birmingham, Alabama. He has been an attorney with Drake & Shaw since 1999. Prior to Drake & Shaw, Mr. Drake was an attorney with Lanny S. Vines & Associates.

Brian Witcher. Mr. Witcher serves on the boards of both Altrust and Peoples Bank. He owns and operates South Park Auto Sales, Inc., a used automobile dealership located in Cullman, Alabama. Mr. Witcher was elected to the board in 2002.

Kenneth Weldon. Mr. Weldon currently serves as Executive Vice President of Peoples Bank and acts as in-house counsel for Peoples Bank, positions he has held since 1996.

Lionel Powell. Mr. Powell is currently the Chief Financial Officer of Peoples Bank, a position he has held since August 2002. Prior to joining Peoples Bank, Mr. Powell served as Controller and Chief Financial Officer of Elk Rivers, Inc., a multinational manufacturer in the fall protection industry, from February 2001 to July 2002. Prior to his position with Elk Rivers, Mr. Powell served as controller for R.E. Garrison Trucking, Inc. from November 1997 to January 2001. Mr. Powell is a Certified Public Accountant.

H.D. Lawler. Mr. Lawler currently serves as Chief Operations Officer of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Lawler served as Assistant Vice President of Information Protection Services for SouthTrust Bank, a position he held for 20 years.

Steve Stanford. Mr. Stanford currently serves as Executive Vice President - Commercial Lending of Peoples Bank. Prior to joining Peoples Bank in September 2002, Mr. Stanford served as Vice President of Commercial Loans for Regions Bank, a position he held for six years.

Board of Directors

The Altrust board of directors currently consists of seven members, and the Peoples Bank board of directors currently consists of ten members. All directors are elected to hold office until our next annual meeting of shareholders and until their successors have been elected.

Committees

Altrust Board Committees

ESOP Administrative Committee. The ESOP administrative committee has complete control over the administration of our ESOP, with all powers necessary to enable it to carry out properly the provisions of the ESOP. The committee currently consists of Messrs. Cummings, T. Drake and Weldon.

Compensation Committee. The compensation committee, consisting entirely of independent directors, sets the compensation of the executive officers of Altrust and Peoples Bank, administers our Long-Term Incentive Plan and 1995 Stock Option Plan for Outside Directors, and reviews and approves any stock option, stock awards or other benefits under any other plans of Altrust or Peoples Bank. The committee meets annually to review base salaries and incentive bonus levels of the executive officers of Altrust and Peoples Bank and stock options and stock awards under the stock option plans of Altrust. Messrs. Estes, A. Walker and Witcher currently serve as members of the compensation committee.

Peoples Bank Board Committees

Executive Loan Committee. The executive loan committee reviews loan applications which exceed the approval limits of Peoples Bank's loan officers. Upon review, the committee members determine whether the loan is advisable and approve or deny the loan application. The executive loan committee currently consists of Messrs. Estes, Shaw and A. Walker. The Executive Loan Committee members receive annual compensation of $1,200 for their service on the committee.

Asset/Liability Management Committee. The asset liability management committee oversees Peoples Bank's financial position. The committee monitors the volume, mix and maturities of Peoples Bank's assets and liabilities and its funding sources, repricing opportunities and product pricing. Messrs. Estes, Shaw and Witcher currently serve on the asset/liability management committee.

EDP Steering Committee. The information systems steering committee monitors Peoples Bank's technology plans and operations, including the security of confidential customer information, software products and hardware needs. The information systems steering committee currently consists of Messrs. Estes, Tim Walker and Witcher.

Audit Committee. The audit committee, consisting entirely of independent, outside directors, has the responsibility of reviewing Peoples Bank's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities and determining that all audits and examinations required by law are performed. It recommends to the board of directors the appointment of the independent auditors for the next fiscal year, reviews and approves their audit plan and reviews with the independent auditors the results of the audit and management's response thereto. The Audit Committee also reviews the adequacy of the internal audit budget and personnel, the internal audit plan and schedule, and results of audits performed by the internal audit staff. The Audit Committee is responsible for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts. The Audit Committee periodically reports its findings to the board of directors. Messrs. T. Drake, W. Drake, Estes, Scott, Shaw, A. Walker, Terry Walker, Tim Walker and Witcher currently serve as the members of the audit committee.

Trust Committee. The trust committee is responsible for and supervises the Peoples Bank Trust Department. Messrs. Cummings, Scott, Shaw and Weldon currently serve on the trust committee.

Director Compensation

Directors Shaw, T. Drake and Scott currently receive annual compensation of $12,000 for attending Peoples Bank's board meeting, plus reimbursement for reasonable travel expenses incurred in attending meetings. The members of the Executive Loan Committee, excluding full-time officers of Peoples Bank, received compensation of $1,200 per year for their service on the committee. Certain of our outside directors, including Messrs. A. Walker, Tim Walker, Terry Walker, W. Drake, Witcher and Estes are eligible to receive stock options under our 1995 Stock Option Plan for Outside Directors. This plan attempts to advance the interests of Altrust by encouraging ownership of our common stock by outside directors, thereby giving such directors an increased incentive to devote their efforts to the success of Altrust. Because Mr. Cummings is an executive officer of Altrust and Peoples Bank, he is not eligible to receive stock options under this plan. However, Mr. Cummings is given the opportunity to receive options under our Long-Term Incentive Plan in lieu of directors' fees.

Principal Shareholders

The following table sets forth information known to us regarding the beneficial ownership of our common stock as of December 31, 2002 by each of the following:

- shareholders known by us to own beneficially more than 5% of our common stock;
- executive officers of Altrust and Peoples Bank;
- directors of Altrust and Peoples Bank; and
- all of our executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. In computing the number of shares beneficially owned by each person and the percentage of ownership held by that person, shares of common stock subject to options and warrants held by that person that are currently exercisable within 60 days after December 31, 2002 are deemed outstanding. Except as otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned. Unless otherwise indicated, the address of each beneficial owner listed below is: c/o Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.

Name	Shares Beneficially Owned Number	Percentage
Altrust Financial Services, Inc. Savings & ESOP Trust (1)	1,194,998	24.0%
U.V. and Merle Haynes (2)	251,520	5.05%
Directors and Executive Officers:		
James Robin Cummings (3)	1,444,652	29.0%
Thomas Edwin Drake (4)	1,431,938	28.8%
George Whit Drake	25,000	*
Noel Jasper Estes (5)	51,736	*
Hubert Dorian Lawler	0	*
Lionel James Powell	143	*
Dwight Scott (6)	41,052	*
Roy Shaw (7)	39,356	*
Morris Steven Stanford	0	*
Cecil Alan Walker (8)	332,141	6.67%
Terry Neal Walker (9)	320,353	6.43%
Timothy Dudley Walker (10)	290,216	5.83%
Brian Clark Witcher	33,304	*
Kenneth Howard Weldon (11)	1,205,858	24.2%

	Shares Beneficially Owned Number	Percentage
All directors and executive officers as a group (14 persons) (excluding ESOP shares as to which beneficial ownership is disclaimed by the named individuals)	1,752,836	32.6%
All directors and executive officers as a group (14 persons) (including all ESOP shares)	2,825,753	56.6%

---

* Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1) Robin Cummings, Tom Drake and Kenneth Weldon are trustees of the Altrust ESOP. As members of the ESOP Administrative Committee, Messrs. Cummings, T. Drake and Weldon have certain voting rights with respect to all of the shares held by the ESOP and may be deemed to have beneficial ownership of all 1,194,998 shares held by the ESOP. However, each of Messrs. Cummings, T. Drake and Weldon disclaims beneficial ownership in the shares held by the ESOP, except for the respective shares allocated to him under the ESOP.

(2) The address for U.V. and Merle Haynes is 6360 Highway 69N, Cullman, Alabama 35055.

(3) Includes 77,673 shares of common stock held of record by Mr. Cummings' wife, Charlotte Cummings, and 18,000 shares subject to options that are currently exercisable within 60 days of December 31, 2002. Also includes the 1,194,998 shares held by the ESOP of which Mr. Cummings disclaims beneficial ownership, except for 106,930 shares allocated to him under the ESOP.

(4) Includes 7,384 shares held in Mr. Drake's IRA, 3,600 shares held in an IRA for Mr. Drake's wife, Christine Drake, 12,000 shares subject to options that are currently exercisable within 60 days of December 31, 2002 and the 1,194,998 shares held by the ESOP of which Mr. Drake disclaims beneficial ownership.

(5) Includes 18,272 shares held in Mr. Estes' IRA, 7,664 shares held as joint tenants with Mr. Estes' wife, Martha Estes and 10,880 shares held in joint tenancy with Mr. Estes' mother, Floye Estes.

(6) Includes 8,920 shares held in Mr. Scott's IRA, 4,972 shares held in an IRA for Mr. Scott's wife, Louise Scott, and 18,000 shares subject to options that are currently exercisable within 60 days of December 31, 2002.
(7) Includes 11,700 shares held in Mr. Shaw's IRA, 8,656 shares held in an IRA for Mr. Shaw's wife, Laudine, and 18,000 shares subject to options that are currently exercisable within 60 days of December 31, 2002.
(8) Includes 56,029 shares held as joint tenants with Mr. Walker's wife, Amy Walker, 10,700 shares held in an IRA for Mr. Walker, 5,000 shares held in an IRA for Amy Walker, 28,656 shares held in trust for Mr. Walker's son, Lance Walker, 33,456 share held in trust for Mr. Walker's son, Trent Walker, and 15,300 shares held of record by Mr. Walker's wife, Amy Walker, and 18,000 shares subject to options that are currently exercisable within 60 days of December 31, 2002.
(9) Includes 2,632 shares held in an IRA for Mr. Walker, 1,672 shares held in an IRA for Mr., Walker's wife, Teresa Walker, 14,256 shares held in trust for Mr. Walker's son, Tillman Walker, 25,456 shares held in trust for Mr. Walker's daughter, Whitney Walker, and 5,700 shares held of record by Teresa Walker.
(10) Includes 25,456 shares held in trust for Mr. Walker's daughter, Chelsy Walker, 35,056 shares held in trust for Mr. Walker's daughter, Heather Walker, and 29,296 shares held in trust for Mr. Walker's son, Shannon Walker.
(11) Includes 3,200 shares subject to options that are currently exercisable within 60 days of December 31, 2002, and 1,194,998 shares held by the ESOP of which Mr. Weldon disclaims beneficial ownership, except the 15,151 shares allocated to him by the ESOP.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth certain elements of compensation for our chief executive officer for each of the last three calendar years. None of our other executive officers had an annual salary and bonus in excess of $100,000 during the years reported.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options/SARs
J. Robin Cummings	2002	$165,384	$ ---	*	8,400(1)
Chief Executive Officer	2001	$145,000	$ ---	*	8,400(1)
	2000	$135,000	$ ---	*	8,400(1)

(1) Includes 2,800 stock options awarded in lieu of directors' fees in compensation for board position with Altrust and 5,600 stock options award in lieu of directors' fees in compensation for service as a director of Peoples Bank.

* Aggregate total of the dollar value of all other compensation for perquisites and other personal benefits does not exceed the lesser of $50,000.00 or ten percent (10%) of the named individual's cash compensation.

Stock Options

In 2002, we issued incentive stock options under Altrust's Long-Term Incentive Plan only to our chief executive officer. The following table sets forth certain information regarding the award of these incentive stock options to our Chief Executive Officer.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted	Total Percent of Options Granted to Employees in Fiscal Year	Exercise Price	Expiration Date
J. Robin Cummings	8,400	100%	$ 8.50	10/01/12

Our chief executive officer did not exercise any options during fiscal year 2002. Shown below is information with respect to unexercised options to purchase shares of our common stock granted in prior years to our chief executive officer and held by him as of December 31, 2002.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

Name	Number of Securities Underlying Unexercised Options At Fiscal Year-End		Value of Unexercised In-the-Money Options At Fiscal Year End (1)	
	Exercisable	Unexercisable	Exercisable	Unexercisable
J. Robin Cummings	18,000	37,200	$59,250	$ ---

(1) Represents the value of the option shares (based on the offering price of $7.75 per share) less the exercise price of the options.

Employment Contracts

We have no employment contracts with any executive officer named in the Summary Compensation Table, all of whom are employees at will. Under the terms of our incentive plan, options previously awarded thereunder, but not yet vested for purposes of exercise, are subject to accelerated vesting in the event of a merger or other business combination giving rise to a change in control of Altrust.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee of Altrust's board of directors are, and during the last fiscal year were, Alan Walker (Chairman), Jasper Estes and Brian Witcher. No member of the Compensation Committee is an officer or employee of Altrust or Peoples Bank.

Members of the Compensation Committee have been customers of or had banking and financial transactions with Peoples Bank in the ordinary course of business during the last fiscal year. All outstanding loans and other transactions with members of the Compensation Committee were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectability or present other unfavorable features. It is expected that we will continue to have similar transactions in the ordinary course of our business with Compensation Committee members in the future.

Long Term Incentive Plan

Our Long-Term Incentive Plan was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the incentive plan is to promote our success and enhance our value by linking the personal interests of participants to those of our stockholders, and by providing the participants with an incentive for outstanding performance.

The incentive plan authorizes the granting of awards to key employees, including employees who are officers or directors, in the following forms:

- options to purchase shares of common stock, which may be incentive stock options or non-qualified stock options under the U.S. tax code; and
- stock appreciation rights, which give the holder the right to receive the difference between the fair market value per share on the date of exercise over the grant price.

The number of shares initially reserved and available for awards or used to provide a basis of measurement for or to determine the value of an award (such as with a stock appreciation right) issued under the incentive plan is 220,000. No more than 27,500 shares of stock may be granted during any fiscal year under the incentive plan in the form of options and/or stock appreciation rights. In the event that any outstanding award for any reason expires or is terminated, the unexercised shares will again be available for grant under the incentive plan. The total number of shares that may be issued under the incentive plan, and the annual grant limit, have been adjusted to reflect our two-for-one stock splits in 1996 and 2000.

The incentive plan is administered by the Compensation Committee of our board of directors. The Compensation Committee has the power and authority to:

- designate participants;
- determine the type or types of awards to be granted to each participant and their terms and conditions;
- determine the number of awards to be granted;
- accelerate the vesting, exercisability, or lapse of restrictions of any outstanding award;
- establish, adopt, or revise any rules and regulations necessary or advisable to administer the incentive plan; and
- make all other decisions and determinations that may be required under the incentive plan.

All options or awards must be evidenced by a written agreement with the participant, which will include the provisions specified by the Compensation Committee. The exercise price for any option will not be less than 50% of the fair market value of our common stock as of the date of the grant.

The Compensation Committee determines the vesting and exercisability requirements of the options upon grant. Under the incentive plan, all of a participant's outstanding awards will vest and become fully exercisable upon the following events:

- the participant's death;
- the participant's disability;
- a change in control of Altrust (as defined in the incentive plan); or
- acceleration in the discretion of the Compensation Committee.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the shares subject to each award will be adjusted proportionately and exchanged for the number and class of shares for which our common stock is exchanged, without any change in the aggregate purchase price for the shares subject to such award.

The Compensation Committee may at any time terminate, amend, or modify the incentive plan with approval of our board of directors. The Compensation Committee must have the approval of the stockholders in order to make the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan;
- modify the eligibility requirements for participation in the incentive plan; and
- materially increase the benefits accruing to participants under the incentive plan.

As provided in the incentive plan, it is the compensation committee's intent to grant to our Chief Executive Officer, as long as our 1995 Stock Option Plan for Outside Directors is in effect, an option to purchase 8,400 shares on each November 1 if he is serving as a director of Altrust and elects in writing to receive options in lieu of director fees. This option number has been adjusted to reflect our stock splits.

1995 Stock Option Plan for Outside Directors

Our 1995 Stock Option Plan for Outside Directors was adopted by our board of directors and approved by our stockholders in 1995. The purpose of the director plan is to advance our interests by encouraging stock ownership by certain non-employee directors, giving such directors an increased incentive to devote their efforts to our success. Each member of our board of directors who is not a current or former employee of Altrust (or a member of the immediate family of a current or former employee) is a participant in the director plan. As of the date of this offering circular, there are six persons eligible to participate.

The total number of shares of common stock for which options may be granted under the director plan is 300,000 shares, subject to adjustment in accordance with the director plan. In the event that any outstanding option for any reason expires or is terminated prior to the end of the period during which options may be granted, the unexercised shares will again be available for grant under the director plan. The total number of shares that may be issued under the director plan and the annual grant amounts have been adjusted to reflect our stock splits.

The director plan authorizes the grant of non-qualified stock options to eligible non-employee directors. The exercise price for each option granted under the director plan will be the fair market value of the stock on the date of grant, and option grants under the director plan are automatic each November 1. On each such grant date, each eligible non-employee director will receive an option to purchase 8,400 shares.

Each option granted under the director plan will vest in full on the fifth anniversary of its grant date and will, to the extent not previously exercised, terminate on the date ten years after its grant date. In the event an optionee ceases to be a director because of death, retirement, or failure to be reelected or re-nominated as a director, his or her options under the director plan will vest in full and will become immediately exercisable. If the optionee ceases to be a director for any other reason, all vesting will stop. Upon termination as a director without cause, any vested options then held by the director under the director plan will lapse after 90 days, or after one year in the event of the optionee's death, but no option will remain exercisable past its original 10-year term. If an optionee is removed for cause, his or her options held under the director plan will lapse immediately.

In the event of a corporate transaction involving Altrust (including any stock dividend, stock split, merger, or related transaction), the number of shares subject to the director plan and the share amounts and exercise price of the then-outstanding options will be adjusted proportionately. In the event of a merger or restructuring in which Altrust is not the surviving company, its shares are converted into other property or securities, or more than 50% of its voting securities are exchanged, then any surviving corporation must substitute similar options for those outstanding under the director plan. If there is no surviving corporation from such a transaction, all outstanding options will expire.

The director plan will expire in 2008, and our board of directors may terminate or amend the director plan at any time prior to such date. The board must have the approval of the stockholders in order to make any of the following changes:

- increase the total number of shares of stock that may be issued under the incentive plan (other than under the adjustment provision of the director plan)
- change the expiration date of the director plan
- change the number of shares subject to each option (other than under the adjustment provision)
- change the exercise price for the options
- change the eligibility provisions of the director plan
- materially increase the benefits accruing to participants under the incentive plan.

The above changes (other than an increase in the share total) may not be made more than once every six months other than to comply with certain legal provisions. No amendment of the director plan may affect the rights under outstanding options without the optionee's written consent.

CERTAIN TRANSACTIONS

Three of our directors, Alan Walker, Terry Walker and Tim Walker, own a company, Walker Brothers, Ltd., which is engaged in the building and supplies business. Peoples Bank and Walker Brothers have an existing business relationship involving construction services, leasing services and commercial lending. Since 1977, Walker Brothers Ltd. has provided construction and remodeling of all of the offices owned by Peoples Bank. The amounts paid by Peoples Bank to Walker Brothers under this business relationship were $276,095, $248,741 and $216,912 for the years ended December 31, 2002, 2001 and 2000, respectively, constituting less than 5% of Walker Brothers' annual gross revenue. Peoples Bank also leases its Baileyton branch office from Walker Brothers. The leased space is a unit in a commercial building located on Alabama Highway 69N in Baileyton, Alabama. The lease, entered into on February 1, 2001, has an initial term of five years, with the option to renew every five years. The rent is $800.00 per month during the initial five year term of the lease, which amount will be re-negotiated at the time of renewal of the lease. Walker Brothers has had outstanding indebtedness owed to Peoples Bank pursuant to several commercial loans. The aggregate amounts outstanding under these loans, all of which have been guaranteed by the principals of Walker Brothers, were $2,379,533, $3,481,593 and $3,879,503 for the years ended December 31, 2002, 2001 and 2000, respectively. Principals of Walker Brothers also had aggregate loans of $3,082,598, $1,920,917 and $2,532,830 outstanding at these dates, including guarantees of persons and entities other than Walker Brothers.

Preferred Real Estate Incorporated, a real estate appraisal firm owned by the daughter of Roy Shaw, Chairman of the Board of Peoples Bank, performs real estate evaluations for Peoples Bank on an as-requested basis. During the year ended December 31, 2002, Peoples Bank paid Preferred Real Estate Incorporated $41,200 for services rendered. This amount represented 100% of the Preferred Real Estate's consolidated gross revenues for the year.

Certain of our directors, officers, and principal shareholders and their associates were customers of, or had banking and financial transactions with Peoples Bank in the ordinary course of business. Some of Altrust's directors or the directors of Peoples Bank are directors, officers, trustees, or principal securities holders of corporations or other organizations which also were customers of, or had banking and financial transactions with the Peoples Bank in the ordinary course of business.

All outstanding loans and other transactions with the directors, officers, and principal shareholders of Altrust and Peoples Bank were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and, when made, did not involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount of credit extended to directors, executive officers, and principal shareholders as of December 31, 2002 was $7.0 million or 21.0% of our shareholders' equity. It is expected that Peoples Bank will continue to have similar transactions in the ordinary course of its business with such individuals and their associates in the future.

SUPERVISION AND REGULATION

Bank holding companies, financial holding companies and banks are extensively regulated under both federal and state law. The following discussion summarizes certain statutes, rules and regulations affecting Altrust and Peoples Bank. This summary is qualified in its entirety by reference to the statutory and regulatory provisions referred to below and elsewhere and is not intended to be an exhaustive description of the statutes or regulations applicable to Altrust's and our banks' businesses. Any change in the applicable law or regulations may have a material effect on our business.

Supervision, regulation, and examination of holding companies and banks by the bank regulatory agencies are intended primarily for the protection of depositors rather than holders of our common stock.

Holding Company Regulation

General

Altrust is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and a financial holding company within the meaning of the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"). Altrust is subject to supervision, examination, and reporting by the Federal Reserve. The State of Alabama does not regulate bank holding companies. Altrust is required to file with the Federal Reserve periodic reports and any additional information as the Federal Reserve may require. The Federal Reserve regularly examines Altrust and may examine its subsidiaries.

Investment Activities

The BHC Act requires prior Federal Reserve approval for, among other things:

- the acquisition by a bank holding company of direct or indirect ownership or control of more than 5% of the voting shares or substantially all of the assets of any bank; and

- a merger or consolidation of a bank holding company with another bank holding company.

A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking, managing or controlling banks, or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities which the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

In November 1999, Congress enacted the GLB Act, which made substantial revisions to the statutory restrictions separating banking activities from certain other financial activities. Under the GLB Act, bank holding companies that are well-capitalized and well-managed and meet certain other conditions can elect to become "financial holding companies." As such, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, board insurance agency activities, merchant bank, and other activities that the Federal Reserve determines to be financial in nature or complementary to those activities. In addition, under the merchant banking authority added by the GLB Act and Federal Reserve regulations, financial holding companies are authorized to invest in companies that engage in activities that are not financial in nature, as long as the financial holding company makes its investment with the intention of limiting the investment in duration, does not manage the company on a day-to-day basis, and the investee company does not cross-market with any of the financial holding company's controlled depository institutions. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLB Act applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities. Altrust received approval as a financial holding company on April 23, 2000, but has not yet engaged in any financial holding company activities permitted under the GLB Act.

Source of Financial Strength

Federal Reserve policy requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect its bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989, or FIRREA, if a bank holding company has more than one bank or thrift subsidiary, each of the bank holding company's subsidiary depository institutions are responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result, a bank holding company may be required to loan money to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. However, any loans from the bank holding company to such subsidiary banks will likely be unsecured and subordinated to such bank's depositors and perhaps to other creditors of that bank.

Transactions With Affiliates

Altrust is a legal entity separate and distinct from Peoples Bank. Various legal limitations restrict Peoples Bank from lending or otherwise supplying funds to Altrust. Altrust and Peoples Bank are subject to Section 23A of the Federal Reserve Act. Section 23A defines "covered transactions", which include extensions of credit, and limits a bank's covered transactions with any affiliate to 10% of that bank's capital and surplus. All covered and exempt transactions between a bank and its affiliates must be on terms and conditions consistent with safe and sound banking practices, and banks and their subsidiaries are prohibited from purchasing low-quality assets from the bank's affiliates. Finally, Section 23A requires that all of a bank's extensions of credit to an affiliate be appropriately secured by acceptable collateral, generally United States government or agency securities.

Altrust and Peoples Bank also are subject to Section 23B of the Federal Reserve Act, which generally limits covered and other transactions among affiliates to terms and under circumstances, including credit standards, that are substantially the same or at least as favorable to the bank or its subsidiary as prevailing at the time for transactions with unaffiliated companies.

Bank Regulation

General

Peoples Bank is an Alabama bank whose deposits are insured primarily by the FDIC's Bank Insurance Fund, and also by the FDIC's Savings Association Insurance Fund. Peoples Bank is subject to regulation and examination by the Alabama Superintendent of Banks and by its primary federal regulator, the FDIC. The Alabama Superintendent of Banks and the FDIC regulate and monitor all of Peoples Bank's operations, including reserves, loans, mortgages, payments of dividends, interest rates, and the establishment of branches. Interest and other charges collected or contracted for by Peoples Bank will be subject to state usury laws and certain federal laws concerning interest rates.

The powers of Alabama-chartered banks include certain provisions designed to provide these banks with competitive equality to the powers of national banks regulated by the Office of the Comptroller of the Currency. The GLB Act permits banks to engage in "financial activities" through subsidiaries similar to that permitted financial holding companies.

Dividends

Various statutes limit Peoples Bank's ability to pay dividends, extend credit or otherwise supply funds to us. We expect dividends from Peoples Bank to constitute our major source of funds for servicing our debt and paying cash dividends on our common stock.

Altrust is a legal entity separate and distinct from Peoples Bank. The prior approval of the FDIC and/or the Alabama Superintendent is required if the total of all dividends declared by an Alabama non-member bank (such as Peoples Bank) in any calendar year will exceed the sum of that bank's net profits for the year and its retained net profits for the preceding two calendar years, less any required transfers to surplus. During 2002, Peoples Bank paid no cash dividends to Altrust. During 2001, Peoples Bank paid cash dividends of $750,000 to Altrust.

In addition, Altrust and Peoples Bank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital. The appropriate federal and state regulatory authorities are authorized to determine, under certain circumstances relating to the financial condition of a bank or a bank holding company, that the payment of dividends would be an unsafe or unsound practice and to prohibit payment of those dividends. The FDIC and the Alabama Superintendent have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The FDIC and the Alabama Superintendent also have indicated that financial depository institutions should generally pay dividends only out of current operating earnings.

Safety and Soundness

The FDIC has adopted the Federal Financial Institutions Examination Council's ("FFIEC") updated statement of policy entitled "Uniform Financial Institutions Rating System" ("UFIRS"). UFIRS is an internal rating system used by the federal and state regulators for assessing the soundness of financial institutions on a uniform basis and for identifying those institutions requiring special supervisory attention. Under UFIRS, each financial institution is assigned a confidential composite "CAMELS" rating based on an evaluation and rating of six essential components of an institution's financial condition and operations including Capital adequacy, Asset quality, Management, Earnings, Liquidity and Sensitivity to market risk. For most institutions, the FFIEC has indicated that market risk primarily reflects exposures to changes in interest rates. When regulators evaluate this component, consideration is expected to be given to: management's ability to identify, measure, monitor, and control market risk; the institution's size; the nature and complexity of its activities and its risk profile, and the adequacy of its capital and earnings in relation to its level of market risk exposure. Market risk is rated based upon, but not limited to, an assessment of the sensitivity of the financial institution's earnings or the economic value of its capital to adverse changes in interest rates, foreign exchange rates, commodity prices, or equity prices; management's ability to identify, measure, monitor and control exposure to market risk; and the nature and complexity of interest rate risk exposure arising from non-trading positions.

Capital Regulations

The Federal Reserve and the FDIC have adopted risk-based capital guidelines for bank holding companies and state non-member banks, respectively. The guideline for a minimum ratio of capital to risk-weighted assets, including certain off-balance-sheet activities, such as standby letters of credit, is 8%. At least half of the total capital must consist of Tier 1 Capital, which includes common equity, retained earnings and a limited amount of qualifying preferred stock, less goodwill. The remainder may consist of Tier 2 Capital, which includes non-qualifying preferred stock, qualifying subordinated, perpetual, and/or mandatory convertible debt, term subordinated debt and intermediate term preferred stock and up to 45% of the pretax unrealized holding gains on available-for-sale equity securities with readily determinable market values that are prudently valued, and a limited amount of any loan loss allowance.

In addition, the federal agencies have established minimum leverage ratio guidelines for bank holding companies, national banks, and state banks, which provide for a minimum leverage ratio of Tier 1 Capital to adjusted average quarterly assets equal to 3.0%, plus an additional cushion of 1.0% to 2.0%, if the institution has less than the highest regulatory rating. The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve's guidelines indicate that the Federal Reserve will continue to consider a "Tangible Tier 1 Leverage Ratio," calculated by deducting all intangibles, in evaluating proposals for expansion or new activity. The Federal Reserve and the FDIC have not advised us of any specific minimum leverage ratio or Tangible Tier 1 Leverage Ratio. The Alabama Superintendent has required Peoples Bank to maintain a 7% Leverage Capital Ratio in connection with its approval of our purchase of the Marshall County branches.

FDICIA requires the federal banking agencies to take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. FDICIA established five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various measures and certain other factors, as established by regulation.

The capital measures used by the federal banking regulators are:

- the Total Capital ratio, which is the total of Tier 1 Capital and Tier 2 Capital;
- the Tier 1 Capital ratio; and
- the Leverage Ratio.

Under these regulations, a bank will be:

- "well capitalized" if it has a Total Capital ratio of 10% or greater, a Tier 1 Capital ratio of 6% or greater, and is not subject to any written agreement, order, capital directive, or prompt corrective action directive by a federal bank regulatory agency to meet and maintain a specific capital level for any capital measure;
- "adequately capitalized" if it has a Total Capital ratio of 8% or greater, a Tier 1 Capital ratio of 4% or greater, and a leverage ratio of 4% or greater – or 3% in certain circumstances – and is not well capitalized;
- "undercapitalized" if it has a Total Capital ratio of less than 8% or a Tier 1 capital ratio of less than 4% -- or 3% in certain circumstances;
- "significantly undercapitalized" if it has a Total Capital ratio of less than 6%, a Tier 1 Capital ratio of less than 3%, or a leverage ratio of less than 3%; or
- "critically undercapitalized" if its tangible equity is equal to or less than 2% of average quarterly tangible assets.

The following table sets forth the capital information of Altrust and Peoples Bank as of December 31, 2002 (in thousands):

	Capital Adequacy			
	Altrust		Peoples Bank	
	Amount	Percentage	Amount	Percentage
Leverage Ratio:				
Actual	$27,319	9.99%	$27,307	10.00%
Minimum Required (1)	$13,969	5.00%	$13,657	5.00%
Risk-Based Capital:				
Tier 1 Capital:				
Actual	$27,319	14.53%	$27,307	14.55%
Minimum Required	$11,277	6.00%	$11,262	6.00%
Total Capital:				
Actual	$29,517	15.70%	$29,505	15.72%
Minimum Required	$18,771	10.00%	$18,770	10.00%

(1) Represents the highest minimum requirement. Financial institutions that are contemplating acquisitions or are anticipating or experiencing significant growth may be required to maintain a substantially higher leverage ratio.

Community Reinvestment Act

Altrust and Peoples Bank are subject to the Community Reinvestment Act ("CRA"), and the federal banking agencies' regulations thereunder. Under the CRA, all banks and thrifts have a continuing and affirmative obligation, consistent with their safe and sound operation to help meet the credit needs for their entire communities, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires a depository institution's primary federal regulator, in connection with its examination of the institution, to assess the institution's record of assessing and meeting the credit needs of the community served by that institution, including low- and moderate-income neighborhoods. The regulatory agency's assessment of the institution's record is made available to the public. Further, such assessment is required of any institution which has applied to:

- charter a national bank
- obtain deposit insurance coverage for a newly-chartered institution
- establish a new branch office that accepts deposits
- relocate an office
- merge or consolidate with, or acquire the assets or assume the liabilities of, a federally regulated financial institution.

In the case of a bank holding company applying for approval to acquire a bank or other bank holding company, the Federal Reserve will assess the records of each subsidiary depository institution of the applicant bank holding company, and such records may be the basis for denying the application. A less than satisfactory CRA rating will slow, if not preclude expansion of banking activities.

Current CRA regulations rate institutions based on their actual performance in meeting community credit needs. CRA performance is evaluated by the FDIC, Peoples Bank's primary federal regulator using a lending test, an investment test, and a service test. The FDIC also will consider: (i) demographic data about the community; (ii) the institution's capacity and constraints; (iii) the institution's product offerings and business strategy; and (iv) data on the prior performance of the institution and similarly situated lenders. Financial holding company subsidiaries must receive "satisfactory" or better CRA ratings to engage in financial holding company or subsidiary activities permitted by the GLB Act.

The GLB Act requires banks and their affiliated companies to adopt and disclose privacy policies, including policies regarding the sharing of personal information they obtain from customers with third parties.

Consumer Regulations

Interest and certain other charges collected or contracted for by Peoples Bank are subject to state usury laws and certain federal laws concerning interest rates. Peoples Bank's loan operations are also subject to certain federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

FDIC Insurance Assessments

Peoples Bank is subject to FDIC deposit insurance assessments. Peoples Bank's deposits are primarily insured by the FDIC's Bank Insurance Fund. The FDIC utilizes a risk-based deposit insurance premium schedule to determine the assessment rates for Bank Insurance Fund-insured depository institutions. Each financial institution is assigned to one of three capital groups:

- well capitalized;
- adequately capitalized; or
- undercapitalized.

Each financial institution is further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state regulators and other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. The FDIC is presently considering whether to charge deposit insurance premiums based upon management weaknesses and whether the bank's underwriting practices, concentrations of risk, and growth are undisciplined or outside industry norms.

The BIF assessment rates currently range from zero basis points on deposits for a financial institution in the highest category, to 27 basis points on deposits for an institution in the lowest category. In addition, the Deposit Insurance Funds Act of 1996 authorized the FDIC to collect The Financing Corporation ("FICO") deposit assessments on Bank Insurance Fund and Savings Association Insurance Fund-assessable deposits at the same rate. FICO assessments are set quarterly, and in 2002 ranged from 1.70 to 1.82 basis points. The FICO assessment rate for the first quarter of 2003 is 1.68 basis points of assessable deposits. Peoples Bank paid no insurance premiums in 2000 through 2002, and paid FICO assessments of $27,352, $29,842 and $32,123, in each of these years. The FDIC has indicated that it is considering increasing its assessment rates due to reductions in FDIC reserves.

Enforcement Policies and Actions

The FDIC and the Alabama Superintendent monitor compliance with laws and regulations. Violations of laws and regulations, or other unsafe and unsound practices, may result in these agencies imposing fines or penalties of up to $1 million per day, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and others participating in the affairs of a bank or bank holding company.

Fiscal and Monetary Policy

Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of Altrust and Peoples Bank will be subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits.

The monetary policies of the Federal Reserve historically have had a significant effect on the operating results of commercial banks and will continue to do so in the future. The conditions in the national and international economies and money markets, as well as the actions and changes in policy by monetary and fiscal authorities, and their effect on Altrust and Peoples Bank cannot be predicted.

Legislative and Regulatory Changes

On October 26, 2001, new anti-terrorism legislation, the International Money Laundering Abatement and Anti-Terrorism Funding Act of 2001, was enacted into law. This law restricts money laundering by terrorists in the United States and abroad. This Act specifies new "know your customer" requirements that will obligate financial institutions to take actions to verify the identity of the account holders in connection with opening an account at any U.S. financial institution. Banking regulators will consider compliance with the act's money laundering provisions in making decisions regarding approval of acquisitions and mergers. In addition, sanctions for violations of the act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million.

Legislative and regulatory proposals regarding changes in banking laws, the regulation of banks, thrifts and other financial institutions, as well as bank and bank holding company powers are being considered by the executive branch of the Federal government, Congress and various state governments, including Alabama. The FDIC has proposed comprehensive deposit insurance reform legislation. Other proposals pending in Congress would, among other things, allow banks to pay interest on checking accounts and to establish interstate branches *de novo*. Certain of these proposals, if adopted, could significantly change the regulation of banks and the financial services industry. It cannot be predicted whether any of these proposals will be adopted, and, if adopted, how these proposals will affect us.

SHARES ELIGIBLE FOR FUTURE SALE

If all shares offered are sold in this offering, 5,532,872 shares of our common stock will be issued and outstanding. The 645,161 shares offered in this offering will be freely tradable without restriction or further registration unless purchased by our "affiliates." As defined in Rule 144 under the Securities Act, an "affiliate" of the issuer is a person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with that issuer, and would generally include members of the boards of directors of Altrust and Peoples Bank, executive officers of Altrust and Peoples Bank, and holders of 5% or more of Altrust's common stock. As of December 31, 2002, directors, officers and other affiliates of Altrust collectively owned approximately 3,009,473 shares of our common stock. As of December 31, 2002, a total of 3,317,985 shares of our common stock were subject to Rule 144, with all of the remaining outstanding shares of our common stock being freely tradeable.

In general, under Rule 144, any affiliate who purchases shares pursuant to this offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of our common stock, which would be equal to approximately 55,328 shares if all of the shares offered by this offering circular are sold in this offering, and the average weekly trading volume in our common stock during the four calendar weeks prior to the proposed sale. Given the low weekly trading volume of our common stock, the maximum number of shares that each affiliate could sell within any three-month period would be 55,328. Sales under Rule 144 are also subject to provisions regarding the manner of sale, notice requirements, and the availability of current public information about us. A shareholder, or a group of shareholders whose shares are aggregated, who has not been an affiliate of Altrust for at least 90 days prior to a proposed sale and who has beneficially owned "restricted securities" for at least two years is entitled to sell such shares under Rule 144 without regard to the value or other limitations described above.

Upon the completion of the offering, there will be outstanding options to purchase approximately 63,200 shares of our common stock under Long-Term Incentive Plan and approximately 202,800 shares of our common stock under our 1995 Stock Option Plan for Outside Directors. Each of the outstanding options under the Long-Term Incentive Plan will become ratably vested after a period of five years from the date of grant and each of the outstanding options under the 1995 Stock Option Plan for Outside Directors will become ratably vested after a period of five years from the date of the grant. For additional information regarding these options, see "Executive Compensation."

No active trading market exists for our common stock, and we have no reason to believe that an active trading market will develop in the foreseeable future. There are no present plans for the common stock to be listed or qualified for trading on any stock exchange or in the Nasdaq over-the-counter market. As a result, no prediction can be made of the effect, if any, that this offering will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of such shares, or the perception that such sales could occur, could adversely affect the market price of the common stock and could impair our future ability to raise capital through an offering of equity securities. See "Risk Factors."

DESCRIPTION OF OUR COMMON STOCK

The following information concerning our common stock summarizes provisions of our articles of incorporation and bylaws and statutes regulating the rights of holders of our common stock. This information is not a complete description of these matters and is qualified in all respects by the actual provisions of our articles of incorporation and bylaws and the corporate laws of the State of Alabama.

Common Stock

General

Our articles of incorporation authorize our board of directors to issue a maximum of 10,000,000 shares of common stock, $0.01 par value. As of December 31, 2002, approximately 4,887,711 shares of our common stock were issued and outstanding. In addition, a total of approximately 266,000 shares of our common stock are subject to outstanding employee stock options and director stock options.

Voting Rights

The holders of our common stock are entitled to one vote per share, unless otherwise provided by law, and are not entitled to cumulative voting rights in the election of directors. As a result, the holders of more than 50% of the shares of our common stock voting in the election of directors, subject to the voting rights of any preferred shares then outstanding, can elect all of the directors then standing for election, if they choose to do so. In this event, the holders of the remaining less than 50% of the shares voting for the election of directors are not able to elect any person or persons to our board of directors.

The approval of any business combination, including any merger, exchange offer or sale of all or substantially all of our assets, requires the affirmative vote of the holders of two-thirds of our outstanding common stock. Our shareholders may remove directors with or without cause by majority of the votes cast.

Dividend Rights

Subject to any preferences for preferred shares then outstanding, each share of our common stock is entitled to participate equally in dividends as and when declared by the board of directors out of funds legally available. Generally, cash dividends may not render us insolvent. See "Market Information and Dividends."

Preemptive Rights

The holders of our common stock do not have any preemptive or preferential rights to purchase or to subscribe for any additional shares of common stock or any other securities that we may issue.

Redemption and Conversion

There is no provision for redemption or conversion of our common stock.

Liquidation Rights

If we liquidate, dissolve, or wind-up, whether voluntarily or involuntarily, then the holders of our common stock, and the holders of any class or series of stock entitled to participate with our common stock in the distribution of assets, will be entitled to share ratably in any of the net assets or funds which are available for distribution to shareholders, after the satisfaction of all liabilities, or after adequate provision is made, and after distribution to holders of any class of stock having preference over our common stock in the case of liquidation.

Transfer Agent and Registrar

Peoples Bank is the transfer agent and registrar of our common stock.

Preferred Stock

Our articles of incorporation do not currently authorize the board of directors to issue any shares of preferred stock. Any amendment to the articles of incorporation authorizing the issuance of preferred stock will require the prior approval of the holders of a majority of our common stock then issued and outstanding.

LEGAL MATTERS

The legality of the shares of common stock to be issued in this offering has been passed upon by Alston & Bird LLP, Atlanta, Georgia.

EXPERTS

The financial statements included in this offering circular, to the extent and for the periods indicated in their reports, have been audited by Mackle, Splawn, Tindall & McDonald, LLP, independent public accountants, as indicated in their reports with respect to the financial statements. These financial statements and the information derived from the report referenced in them are included in this offering circular in reliance upon the authority of Mackle, Splawn, Tindall & McDonald, LLP as an expert in giving these kinds of reports.

INDEMNIFICATION

The Alabama Business Corporation Act permits, under specified circumstances, the indemnification of officers, directors, employees and agents of a corporation with respect to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal, to which an officer, director, employee or agent was or is a party or is threatened to be made a party, by reason of his action in a capacity for, or at the request or, a corporation. To the extent that the officer, director, employee or agent is successful in defending any suit, Alabama law provides that he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the suit.

Our bylaws provide for the indemnification of our directors, officers, employees and agents in accordance with the Alabama Business Corporation Act. Alabama law also provides that, with specified exceptions, these rights will not be deemed exclusive of and shall be in addition to those indemnification rights which may be contained in our articles of incorporation, our bylaws or any resolution or agreement approved by a majority of our shareholders or a majority of disinterested directors. Our bylaws provide that we may purchase and maintain insurance on behalf of our directors, officers, employees and agents, as well as others serving at their request, against any liabilities asserted against these individuals whether or not we would have the power to indemnify these individuals against liability under the Alabama Business Corporation Act. We have purchased and maintain this insurance.

Any indemnification for liabilities arising under the Securities Act of 1933 for our directors, officers and controlling persons is, in the opinion of the SEC, against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Under our bylaws, we are required to indemnify our directors, officers, employees and agents against the obligation to pay expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, if the actions of the party being indemnified met the standards of conduct specified therein. Determination concerning whether or not the applicable standard of conduct has been met shall be made by:

- our board of directors by majority vote of a quorum consisting of disinterested directors;
- independent legal counsel; or
- an affirmative vote of the majority of the shareholders.

No indemnification may be made by or on behalf of a director, officer, employee or agent:

- in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or
- in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Altrust pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ALTRUST FINANCIAL SERVICES, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ALTRUST FINANCIAL SERVICES, INC.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2002, 2001 AND 2000

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders
of Altrust Financial Services, Inc.
Cullman, Alabama

We have audited the accompanying consolidated balance sheets of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for the three years ended December 31, 2002, 2001 and 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Altrust Financial Services, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the three years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in the United States.

Mackle, Splawn, Tindall + McDonald, LLP

February 5, 2003

Reply To: P.O. Box 55765 • Birmingham, AL 35255
2100 16th Avenue, So. • Ash Place, Suite 300 • Birmingham, AL 35205 • (205) 933-7822 • Fax (205) 933-7944

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

ASSETS

	DECEMBER 31, 2002	DECEMBER 31, 2001
Cash and due from banks	$ 30,483,141	$ 7,870,453
Federal funds sold	15,669,889	16,493,476
Total cash and cash equivalents	46,153,030	24,363,929
Securities available for sale	22,993,121	18,271,681
Other investments	1,023,392	1,023,392
Loans	187,462,471	147,128,146
Less: Unearned income	972	9,167
Allowance for loan losses	2,198,118	1,739,361
Net loans	185,263,381	145,379,618
Premises and equipment, net	10,668,339	6,609,223
Accrued interest and dividends	2,037,433	1,865,924
Other real estate	1,475,788	1,436,777
Intangibles, net	5,993,110	1,400,750
Other assets	1,388,685	1,468,216
TOTAL ASSETS	$ 276,996,279	$ 201,819,510

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2002	DECEMBER 31, 2001
Liabilities		
Deposits:		
Noninterest-bearing	$ 38,305,558	$ 28,515,671
Interest-bearing	192,635,075	143,955,751
Total deposits	230,940,633	172,471,422
Capitalized lease obligation	2,551,601	0
Company guaranteed debt of ESOP	3,596,000	3,741,733
Other short-term borrowings	450,721	138,757
Securities sold under agreement to repurchase	4,513,686	0
Accrued interest	609,005	601,233
Other liabilities	1,077,785	1,708,494
Total liabilities	243,739,431	178,661,639
Shareholders' equity		
Common stock, par value $.01 per share, 10,000,000 shares authorized, 4,887,711 and 3,965,764 shares issued as of December 31, 2002 and 2001, respectively	48,877	39,658
Capital surplus	11,922,880	4,885,111
Retained earnings	24,935,157	21,868,300
Accumulated comprehensive income (loss)	(54,066)	106,535
Total	36,852,848	26,899,604
Less unearned compensation related to ESOP debt	3,596,000	3,741,733
Total shareholders' equity	33,256,848	23,157,871
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 276,996,279	$ 201,819,510

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Interest income			
Interest and fees on loans	$ 14,586,449	$ 14,831,529	$ 14,057,221
Interest and dividends on investment securities:			
Taxable securities	529,089	925,617	923,977
Securities exempt from federal income taxes	70,025	85,001	142,539
Interest on federal funds sold	389,877	321,773	199,933
Other interest and dividends	46,168	64,257	67,294
Total interest income	15,621,608	16,228,177	15,390,964
Interest expense			
Interest on deposits	4,512,908	6,178,775	5,482,391
Interest on borrowed funds	268,107	463,955	1,440,359
Total interest expense	4,781,015	6,642,730	6,922,750
Net interest income	10,840,593	9,585,447	8,468,214
Provision for loan losses	1,152,358	740,336	352,762
Net interest income after provision for loan losses	9,688,235	8,845,111	8,115,452
Noninterest income			
Service charges on deposits	3,278,667	2,286,809	1,914,218
Insurance commissions	195,404	260,834	253,583
Mortgage fee income	0	0	3,553
Investment securities gains	149,757	56,482	0
Other operating income	264,923	350,180	374,604
Total noninterest income	3,888,751	2,954,305	2,545,958
Noninterest expenses			
Salaries and employee benefits	4,020,940	3,518,678	3,542,944
Occupancy and equipment expense	1,494,845	1,062,882	828,038
Other operating expenses	3,699,587	2,538,006	2,028,152
Total noninterest expenses	9,215,372	7,119,566	6,399,134
Income before income taxes	4,361,614	4,679,850	4,262,276
Provision for income taxes	1,294,757	1,644,733	1,618,951
NET INCOME	$ 3,066,857	$ 3,035,117	$ 2,643,325
Average shares outstanding - basic	4,601,040	3,965,694	3,959,866
Average shares outstanding - diluted	4,849,229	4,206,834	4,173,908
Net income per share - basic	$ 0.67	$ 0.77	$ 0.67
Net income per share - diluted	$ 0.63	$ 0.72	$ 0.63
Dividends declared per share	$ 0.00	$ 0.50	$ 0.00

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Net income	$ 3,066,857	$ 3,035,117	$ 2,643,325
Other comprehensive income, net of tax:			
Current year holding gains (losses)	(70,747)	151,004	326,618
Reclassification adjustment (gains included in net income, net of tax)	(89,854)	(33,889)	0
Effect of comprehensive income	(160,601)	117,115	326,618
COMPREHENSIVE INCOME	$ 2,906,256	$ 3,152,232	$ 2,969,943

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock	Capital Surplus	Retained Earnings	Accumulated Comprehensive Income (loss)	Unearned Compensation Re: ESOP Debt	Total
Balance, December 31, 1999	$ 19,795	$ 4,836,974	$ 18,172,740	$ (337,198)	$ (5,049,438)	$ 17,642,873
Stock split (2 for 1)	19,795	(19,795)	0	0	0	0
Issuance of 6,000 shares upon exercise of options	60	59,940	0	0	0	60,000
Net change in unrealized gains on securities	0	0	0	326,618	0	326,618
Net income - 2000	0	0	2,643,325	0	0	2,643,325
Reduction of ESOP debt	0	0	0	0	194,107	194,107
Balance, December 31, 2000	39,650	4,877,119	20,816,065	(10,580)	(4,855,331)	20,866,923
Issuance of 800 shares upon exercise of options	8	7,992	0	0	0	8,000
Dividends declared	0	0	(1,982,882)	0	0	(1,982,882)
Net change in unrealized gains on securities	0	0	0	117,115	0	117,115
Net income - 2001	0	0	3,035,117	0	0	3,035,117
Reduction of ESOP debt	0	0	0	0	1,113,598	1,113,598
Balance, December 31, 2001	39,658	4,885,111	21,868,300	106,535	(3,741,733)	23,157,871
Issuance of 32,400 shares upon exercise of options	324	278,676	0	0	0	279,000
Sale of 889,547 shares (refer to Note 9)	8,895	6,759,093	0	0	0	6,767,988
Net change in unrealized gains (losses) on securities	0	0	0	(160,601)	0	(160,601)
Net income - 2002	0	0	3,066,857	0	0	3,066,857
Reduction of ESOP debt	0	0	0	0	145,733	145,733
Balance, December 31, 2002	$ 48,877	$ 11,922,880	$ 24,935,157	$ (54,066)	$ (3,596,000)	$ 33,256,848

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Cash flows from operating activities			
Net income	$ 3,066,857	$ 3,035,117	$ 2,643,325
Adjustments to reconcile net income to net cash provided by operating activities			
Provision for loan losses	1,152,358	740,336	352,762
Write down of other real estate	81,566	209,748	56,000
Depreciation, amortization and accretion, net	811,590	519,374	288,177
Deferred tax provision	78,000	(84,000)	(13,000)
(Gain) loss on sale of securities	(149,757)	(56,482)	0
Gain on disposition of other real estate	28,219	8,776	9,075
(Gain) loss on disposition of fixed assets	(176)	0	12,289
(Increase) decrease in accrued interest and dividends receivable	189,540	37,256	(221,809)
Increase (decrease) in accrued interest payable	(328,819)	(274,264)	327,678
Other, net	(345,435)	(276,290)	224,982
Net cash provided by operating activities	4,583,943	3,859,571	3,679,479
Cash flows from investing activities			
Net cash received in acquisition of branches	14,348,611	0	0
Proceeds from sales of investment securities available for sale	3,565,892	3,896,438	532,500
Proceeds from maturities, calls and paydowns of investment securities available for sale	80,430,468	22,466,973	30,155,501
Purchases of investment securities available for sale	(88,764,827)	(25,491,547)	(37,012,657)
Proceeds from maturities of investment securities held to maturity	0	370,000	5,100,000
Net (increase) decrease in loans	16,768,253	4,473,620	(12,204,239)
Purchases of premises and equipment	(980,451)	(992,426)	(1,625,302)
Proceeds from disposition of other real estate	840,007	486,972	339,812
Net proceeds from disposition of fixed assets	12,020	0	5,000
Net cash provided by (used in) investing activities	$ 26,219,973	$ 5,210,030	$ (14,709,385)

(continued on following page)
See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	YEARS ENDED DECEMBER 31,		
	2002	2001	2000
Cash flows from financing activities			
Net increase (decrease) in non-interest bearing deposits	$ 563,689	$ 4,854,592	$ (149,821)
Net increase (decrease) in interest bearing deposits	(21,312,691)	12,649,154	25,791,954
Net increase (decrease) in securities sold under agreement to repurchase	4,513,686	0	0
Net increase (decrease) in brokered deposits	0	(2,000,000)	2,000,000
Net increase (decrease) in short-term borrowings	311,964	(259,704)	(17,439)
Borrowed funds increase (decrease)	0	(7,300,000)	(17,200,000)
Dividends paid	0	(1,982,882)	0
Repayment of capital lease obligation	(8,801)	0	0
Proceeds from sale of stock	7,043,338	3,550	22,125
Costs related to sale of stock	(126,000)	0	0
Net cash provided by (used in) financing activities	(9,014,815)	5,964,710	10,446,819
Net increase (decrease) in cash and cash equivalents	21,789,101	15,034,311	(583,087)
Cash and cash equivalents, beginning	24,363,929	9,329,618	9,912,705
CASH AND CASH EQUIVALENTS, ENDING	$ 46,153,030	$ 24,363,929	$ 9,329,618
Supplemental disclosures			
Cash paid for interest	$ 4,773,243	$ 6,916,994	$ 6,595,072
Cash paid for income taxes	1,681,111	1,735,256	1,688,893
Loans transferred to foreclosed real estate	988,803	1,487,135	580,021
Net change in unrealized gain (loss) on securities available for sale	(267,669)	195,192	544,363
Exercise of stock options - reduced deferred compensation and increased common stock and capital surplus	129,650	4,450	37,875
Land and building acquired under capitalized lease	2,560,402	0	0
Acquisition of branches:			
Deposits and other liabilities assumed	79,554,804	0	0
Fixed assets	(1,080,565)	0	0
Loans	(58,793,177)	0	0
Accrued interest receivable	(361,049)	0	0
Intangibles and other assets	(4,971,402)	0	0
Cash received in acquisition	$ 14,348,611	$ 0	$ 0

See notes to consolidated financial statements.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of Altrust Financial Services, Inc. (the Company) and its wholly owned subsidiary, Peoples Bank of North Alabama (and its wholly owned subsidiaries, Southern Insurance of Cullman, Inc. and Altrust Billing Services, Inc.) collectively (the Bank). All significant intercompany balances and transactions have been eliminated.

Nature of operations

The Company is a bank holding company headquartered in Cullman, Alabama, which owns a bank operating in several branch offices located in central and north Alabama. The Bank is engaged in a full range of banking services. See Note 20 for further discussion of the Bank's subsidiaries' business operations.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of foreclosed real estate. In connection with the determination of the estimated losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Bank to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

Investment securities

Trading Securities: Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in other income.

1. **Summary of significant accounting policies (continued)**

Investment securities (continued)

Securities Held to Maturity: Government, Federal agency, state, county and municipal and corporate debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interest in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using methods approximating the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

Securities Available for Sale: Securities available for sale consist of investment securities not classified as trading securities nor as held to maturity securities. Unrealized holding gains and losses, net of tax, on securities available for sale are reported as a net amount in a separate component of shareholders' equity until realized. Gains and losses on the sale of securities available for sale are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using methods approximating the interest method over the period to maturity.

Declines in the fair value of individual held to maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses.

The Company and its subsidiaries have no trading securities.

Loans

Loans are stated at unpaid principal balances, less the allowance for loan losses and unearned discounts.

Unearned discounts on a few installment loans are recognized as income over the term of the loans using a method that approximates the interest method. Interest on all other loans is recognized as income based upon the applicable rate applied to the daily outstanding principal balance of the loans.

1. Summary of significant accounting policies (continued)

Loans (continued)

Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

The allowance for loan losses is maintained at a level which, in management's judgement, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of the estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. The carrying values of assets traded in are used to adjust the carrying values of the new assets acquired by trade. Assets which are disposed of are removed from the accounts and the resulting gains or losses are recorded in operations.

Depreciation is provided generally by accelerated and straight-line methods based on the estimated useful lives of the respective assets.

Foreclosed real estate

Foreclosed real estate includes both formally foreclosed property and in-substance foreclosed property. In-substance foreclosed properties are those properties for which the institution has taken physical possession, regardless of whether formal foreclosure proceedings have taken place.

At the time of foreclosure, foreclosed real estate is recorded at the lower of the carrying amount or fair value less cost to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at date of acquisition are charged to the allowance for loan losses. After foreclosure, these assets are carried at the lower of their new cost basis or fair value less cost to sell. Costs incurred in maintaining foreclosed real estate and subsequent adjustments to the carrying amount of the property are included in income (loss) on foreclosed real estate.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. **Summary of significant accounting policies (continued)**

Income taxes

Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of available-for-sale securities, allowance for loan losses, estimated losses on foreclosed real estate, accumulated depreciation, and accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company and its subsidiaries file a consolidated federal income tax return. The subsidiaries provide for income taxes on a separate return basis, and remit to the Company amounts determined to be currently payable.

Earnings per common share

Earnings per common share are calculated on the basis of the weighted average number of common shares outstanding and shares under option treated as common stock equivalents. The dilutive effect of the Company's common stock equivalents (shares under option) was insignificant.

Employee stock ownership plan

The Company and its subsidiaries have an Employee Stock Ownership Plan (ESOP) which covers substantially all employees. Contributions to the ESOP are determined by the Board of Directors.

Stock-based compensation

Financial Accounting Standards Board (FASB) Statement No. 123, *Accounting for Stock-Based Compensation* (FAS 123), requires either the (i) fair value of stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of the grant of awards related to such plans, or (ii) impact of such fair value on net income and earnings per share be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with Accounting Principles Board Opinion No. 25 *Accounting for Stock Issued to Employees*, (APB25). The Company will continue such accounting under the provisions of APB25. The pro forma effect in 2002, 2001 and 2000 was considered to be nominal, and accordingly, additional information is not considered material.

1. Summary of significant accounting policies (continued)

Stock-based compensation (continued)

Deferred compensation is recognized each year in an amount equal to the estimated increase in fair value of the underlying options. Since the Company's stock is not publicly traded, management's best estimate of fair value is used in the calculation of deferred compensation. Factors such as recent trades, earnings performance of the Company, ESOP valuations, total shareholders' equity and other measurement criteria are utilized in management's estimate of fair value.

Off-balance sheet financial instruments

In the ordinary course of business the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commitments under credit card arrangements, commercial lines of credit and standby letters of credit.

Such financial instruments are recorded in the financial statements when they become payable.

The Bank has available as a source of short-term financing the purchase of federal funds from various commercial banks in the amount of $14,000,000. The Bank also has available a line of credit from the Federal Home Loan Bank of Atlanta. (Refer to Note 8).

Cash flow information

The Company considers all cash and amounts due from depository institutions and federal funds sold to be cash equivalents for purposes of the statements of cash flows.

Debt cancellation contracts

The Bank issues debt cancellation contracts on certain loans of its customers. The contracts represent an agreement by the Bank to cancel the debt of the borrower upon said borrowers death. Contracts may not be written on loans in excess of $20,000 per borrower. The Bank charges fees equivalent to that authorized by the state banking authorities, and sets aside 100% of all fees as a reserve for potential claims. At various intervals the reserve is analyzed by management for adequacy with adjustments for estimated earned portions recorded into income. The reserve for debt cancellation contracts, including amounts estimated as unearned, was $221,466 and $169,634 at December 31, 2002 and 2001, respectively.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107, *Disclosures about Fair Value of Financial Instruments*, requires disclosures of fair value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instrument disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments.

Cash and cash equivalents: The carrying amounts reported in the consolidated statements of financial condition for cash and cash equivalents approximate those assets' fair values.

Investment securities (including trading account securities): Fair values for investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is based on quoted market prices of comparable instruments.

Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair value is based on carrying amounts. The fair value of other loans (for example, fixed rate commercial real estate and rental property mortgage loans and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgements regarding future expected loss experience and risk characteristics. Fair value for impaired loans is estimated using discounted cash flow analysis, or underlying collateral values, where applicable.

Accrued interest and dividends receivable: The carrying amount of accrued interest and dividends receivable approximates its fair value.

1. **Summary of significant accounting policies (continued)**

Fair value of financial instruments (continued)

Deposits: The fair value disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money market accounts and certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Accrued interest payable: The carrying amount of accrued interest payable approximates its fair value.

Federal funds purchased, short-term borrowings and notes payable: The carrying amounts of federal funds purchased, short-term borrowings and notes payable approximate their fair values.

Long-term debt: For long-term debt, which bears interest at a current rate, the carrying amount is a reasonable estimate of fair value.

Loan commitments: Commitments to extend credit were evaluated and fair values were estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

Comprehensive income

The Company has implemented the provisions of Financial Accounting Statement No. 130, *Reporting Comprehensive Income*, by including a separate income statement. Comprehensive income includes net income plus all other components (revenues, expenses, gains and losses) that are included in comprehensive income, but not in net income in accordance with generally accepted accounting principles. The primary component of comprehensive income is the unrealized gains or losses (net of tax) on available-for-sale securities.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2002, 2001 and 2000 was $32,828, $51,919 and $23,675, respectively.

1. Summary of significant accounting policies (continued)

Segment Reporting

The Company has adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This accounting standard revises the definition of reportable 'segments' and the presentation of related disclosures. The standard focuses on the identification of reportable segments on the basis of discrete business units and their financial information to the extent such units are reviewed by an entity's "chief decision maker" (which can be an individual or group of management persons). The Statement permits aggregation or combination of segments that have similar characteristics. In the Company's operations, each branch is viewed by management as being a separately identifiable business or segment from the perspective of monitoring performance and allocation of financial resources. Although the branches operate independently and are managed and monitored separately, each is substantially similar in terms of business focus, type of customers, products and services. Accordingly, the Company's consolidated financial statements reflect the presentation of segment information on an aggregated basis in one reportable segment.

Derivative instruments and hedging activities

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities," as amended ("SFAS 133"). This statement establishes a new model for accounting for derivatives and hedging activities. Under SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company currently does not have any derivative instruments that require fair value measurement under SFAS 133 and, accordingly, the effect of the adoption did not have a material impact on its results of operations or financial position.

Recent accounting pronouncements

Statement of Financial Accounting Standards ("SFAS") 141 - Business Combinations

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS 141, which changes the accounting for business combinations under APB Opinion 16 - *Business Combinations* ("APB 16"). This Statement requires that all business combinations, initiated or completed after June 30, 2001, be accounted for under the purchase method. Also, intangible assets that meet certain criteria must be recognized as assets apart from goodwill. Finally, it requires disclosures in addition to the disclosure requirements of APB 16. All business combinations completed by the Company after June 30, 2001 will be accounted for under the purchase method.

1. **Summary of significant accounting policies (continued)**

SFAS 142 - Goodwill and other intangible assets

In June 2001, the FASB issued SFAS 142, which requires that an identifiable intangible asset that is acquired either individually or with a group of other assets (but not those acquired in a business combination) is to be initially recognized and measured based on its fair value. An identifiable intangible asset with a finite useful life is amortized over its estimated useful life. An intangible asset with an indefinite useful life is not amortized, but is tested for impairment under the provisions of SFAS 121, *Accounting for the Impairment Of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of* (which has been superceded by SFAS 144 as discussed below). Goodwill recognized in business combinations is not amortized, but is tested for impairment under the provisions of SFAS 142 at a level of reporting referred to as a reporting unit. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform a second step of the impairment test. In the second step, if the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Goodwill of a reporting unit is tested for impairment on an annual basis and between annual tests in certain circumstances.

For purchase business combinations that are consummated after June 30, 2001, goodwill and identifiable intangibles will be recorded in accordance with SFAS 142, which requires no amortization of goodwill and separately identifiable intangible assets with indefinite lives. The intangible assets in existence prior to June 30, 2001 are related to the depositor and customer relationships derived from previous branch acquisitions. These core deposit intangibles are being amortized over an estimated useful life of fifteen (15) years.

Upon adoption of SFAS 142, the Company had unamortized core deposit intangibles of approximately $1,400,750. Amortization amounted to $140,513 for each year in 2001 and 2000. In connection with the acquisition of six Marshall County branches (refer to Note 23), the company paid a premium of $4.9 million for the core deposit liabilities. As of December 31, 2002, the Company had total unamortized core deposit intangibles of $5,993,110. Amortization of all core deposit intangibles amounted to $332,017 for the year ended December 31, 2002. Management has determined that no impairment is to be recognized under SFAS 142 as of December 31, 2002. See Note 21 for a further discussion of core deposit intangibles.

1. Summary of significant accounting policies (continued)

SFAS 143 - Accounting for asset retirement obligations

In June 2001, the FASB issued SFAS 143, which requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. This Statement is effective for fiscal years beginning after June 15, 2002. Management does not expect this Statement to have a material impact on the Consolidated Financial Statements.

SFAS 144 -Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the FASB issued SFAS 144, which replaces SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of*. The primary objectives of this Statement are to develop one accounting model, based upon the framework established in SFAS 121, for long-lived assets to be disposed of by sale and to address significant implementation issues. This Statement requires that long-lived assets being disposed of be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 and, generally, are to be applied prospectively. This Statement did not have a material impact on the Consolidated Financial Statements.

2. Restrictions on cash and due from bank accounts

The Bank is required by regulatory authorities to maintain average reserve balances either in vault cash or on deposit with the Federal Reserve. The Bank monitors the reserve requirements on a daily basis and submits weekly reports to the regulatory authorities.

3. Investment securities

The carrying amounts of investment securities as shown in the consolidated statements of financial condition of the Company and their approximate fair values at December 31, 2002 and 2001 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale				
December 31, 2002:				
U.S. Government and agency securities	$ 17,410,672	$ 29,686	$ 0	$ 17,440,358
Mortgage-backed securities	4,273,952	4,105	149,053	4,129,004
State and municipal securities	1,398,607	25,152	0	1,423,759
Totals	$ 23,083,231	$ 58,943	$ 149,053	$ 22,993,121

3. Investment securities (continued)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Securities available for sale				
December 31, 2001:				
U.S. Government and agency securities	$ 5,730,119	$ 88,144	$ 34,558	$ 5,783,705
Mortgage-backed securities	10,875,170	114,333	0	10,989,503
State and municipal securities	1,488,834	13,288	3,649	1,498,473
Totals	$ 18,094,123	$ 215,765	$ 38,207	$ 18,271,681

The contractual maturities of securities at December 31, 2002 are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2002	
	Amortized Cost	Fair Value
Due in one year or less	$ 14,287,269	$ 14,283,785
Due after one year through five years	3,413,395	3,450,178
Due after five years through ten years	455,164	479,945
Due after ten years	4,927,403	4,779,213
Totals	$ 23,083,231	$ 22,993,121

Mortgage-backed securities have been included in the maturity tables based upon the contractual maturity date of each security.

Sales of securities available for sale during 2002, 2001 and 2000 were $3,565,892, $3,896,438 and $532,500 and resulted in gross realized gains of $149,757, $56,482, and $0, respectively.

Investment securities pledged to secure public funds on deposit and for other purposes as required by law was approximately $20,245,000 and $15,424,000, at December 31, 2002 and 2001, respectively.

Other investments include a restricted investment in Federal Home Loan Bank stock which must be maintained to secure the available lines of credit. The amount of investment in this stock was $815,000 and $815,000 at December 31, 2002 and 2001, respectively. Other investments also include an investment in Bankers Bank stock of $208,392 and $208,392 at December 31, 2002 and 2001, respectively.

4. Loans

The Bank grants loans to customers primarily in Cullman, Jefferson and Morgan Counties of North Central Alabama. Following the acquisition of the Marshall County branches (refer to Note 23) the Bank also grants loans to customers in Marshall County, Alabama.

The major classifications of loans are summarized as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Commercial, financial and agricultural	$ 30,887,045	$ 17,907,183	$ 16,107,750
Real estate - construction	3,926,942	3,105,726	4,791,016
Real estate - mortgage	126,665,811	104,457,402	108,517,332
Consumer	25,982,673	21,657,835	24,040,844
	187,462,471	147,128,146	153,456,942
Unearned income	972	9,167	52,146
Allowance for loan losses	2,198,118	1,739,361	1,324,087
Net loans	$ 185,263,381	$ 145,379,618	$ 152,080,709

The maturity schedule by fixed and variable rate loans as of December 31, 2002, is as follows:

	Fixed Rate	Variable Rate	Total
Maturity			
Three months or less	$ 23,113,363	$ 7,583,854	$ 30,697,217
Four months through twelve months	34,540,120	5,533,486	40,073,606
One year through five years	80,789,770	4,243,749	85,033,519
Over five years	31,658,129	0	31,658,129
Totals	$ 170,101,382	$ 17,361,089	$ 187,462,471

Certain directors, executive officers and principal shareholders including their immediate families and associates were loan customers of the Bank during 2002 and 2001. Such loans are made in the ordinary course of business at normal credit terms, including interest rates and collateral and do not represent more than a normal risk of collection. Total loans to these persons or guaranteed by these persons at December 31, 2002 and 2001, respectively amounted to $6,988,021 and $7,189,489. The accrued interest receivable on these loans was $123,909 and $236,645 as of December 31, 2002 and 2001, respectively.

4. Loans (continued)

Loans on which the accrual of interest had been discontinued or reduced amounted to $3,078,381 and $82,285 at December 31, 2002 and 2001, respectively. For the years ended December 31, 2002 and 2001, the difference between gross interest income that would have been recorded in such period if non-accruing loans had been current in accordance with their original terms and the amount of interest income on those loans that was included in such period's net income was approximately $281,287 and $14,682, respectively.

Generally, the Company evaluates loans for impairment when a loan is internally risk rated and included on the Company's internal "watch list". There are many loans which appear on the watch list because of documentation deficiencies and the Company expects to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Even though these loans are regularly monitored and efforts made to cure any documentation deficiencies, these loans are still evaluated for impairment. Impairment with regard to substantially all of the Company's impaired loans has been measured based on the fair value of the underlying collateral. Management had recognized that loans having a carrying value of approximately $15,443,000 and approximately $7,790,000 at December 31, 2002 and 2001,respectively, may be partially impaired. The impaired loans at December 31, 2002 include approximately $1,038,000 of loans, which have an unamortized purchase discount of approximately $209,000. The specific allowance for loan losses related to the remainder of these loans was $1,602,353 and $1,180,749, respectively. The average investment in these loans was approximately $11,617,000 and $6,190,000 for the years ended December 31, 2002 and 2001, respectively.

5. Allowance for loan losses

Changes in the allowance for loan losses

	Years ended December 31,		
	2002	2001	2000
Balance at beginning of period	$ 1,739,361	$ 1,324,087	$ 1,205,972
Charge-offs	(794,288)	(433,007)	(284,258)
Recoveries	100,687	107,945	49,611
Net (charge-offs) recoveries	(693,601)	(325,062)	(234,647)
Provision for loan losses	1,152,358	740,336	352,762
Balance at end of period	$ 2,198,118	$ 1,739,361	$ 1,324,087

6. Premises and equipment

Premises and equipment are as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Land	$ 3,978,278	$ 2,938,107	$ 2,571,421
Buildings	5,514,982	3,273,821	2,799,248
Furniture and equipment	4,146,211	3,000,701	2,677,715
Automobiles	107,682	119,267	131,933
Leasehold improvements	367,490	191,734	183,687
Construction in process	9,263	16,367	219,252
	14,123,906	9,539,997	8,583,256
Less allowance for depreciation	3,455,567	2,930,774	2,579,812
Totals	$ 10,668,339	$ 6,609,223	$ 6,003,444

The above schedule includes land and building covered by a capitalized lease obligation in connection with the acquisition of the Marshall County branches (refer to Notes 17 and 23).

The provisions for depreciation charged to occupancy and equipment expense for the years ended December 31, 2002, 2001 and 2000 were $550,458, $386,647 and $337,761, respectively.

7. Deposits

The major classifications of deposits were as follows:

	December 31, 2002	December 31, 2001
Noninterest-bearing demand	$ 38,305,558	$ 28,515,671
Interest bearing checking	63,657,303	45,821,044
Savings	20,134,549	11,102,060
Time	76,449,431	59,968,788
State time deposit	0	0
Certificates of deposit of $100,000 or more	32,393,792	27,063,859
Totals	$ 230,940,633	$ 172,471,422

The maturities of time certificates of deposit and other time deposits issued by the Bank at December 31, 2002 are as follows:

	$100,000 or more	Less than $100,000	Total
Three months or less	$ 7,661,232	$ 17,700,682	$ 25,361,914
Over three through twelve months	17,167,020	38,498,550	55,665,570
Over one year through three years	3,053,569	10,605,716	13,659,285
Over three years	4,511,971	9,644,483	14,156,454
Totals	$ 32,393,792	$ 76,449,431	$ 108,843,223

8. Borrowed funds

As of December 31, 2000 the Bank had borrowed funds on a fixed rate credit basis in the amount of $4,000,000 from the Federal Home Loan Bank. This loan bore interest at 6.46% and matured August 13, 2001. As of December 31, 2000, the Bank had also borrowed $3,300,000 on a daily rate credit basis from Federal Home Loan Bank. The Bank had pledged its loan portfolio secured by 1-4 family residential dwellings as collateral. Additionally, the Bank owned stock of Federal Home Loan Bank in the amount of $815,000, $815,000 and $815,000 as of December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002 and 2001, the Bank had paid all loans from Federal Home Loan Bank. Based upon the Bank's eligible collateral as of December 31, 2002, the Bank has an available credit limit with Federal Home Loan Bank of approximately $41 million.

During 2000, the Bank had entered into a brokered certificate of deposit agreement for $2,000,000 which matured and was paid October 11, 2001. The certificate of deposit bore a rate of 6.6% but was issued at a discount to the Bank of $7,000, resulting in an annual equivalent rate of 6.974%.

9. Common stock

As of March 15, 2000, the Company approved a 2 for 1 stock split. The stock split had the effect of increasing the outstanding shares at that time from 1,979,482 to 3,958,964. This resulted in a transfer of $.01 per share or $19,795 from capital surplus to common stock. Additionally, all shares reserved for issuance and all stock option grants under the Company's stock option plans were doubled.

At December 31, 2002, 2001 and 2000, 520,000 shares were reserved for issuance in connection with stock option plans.

Under the Company's stock option plans, options have been granted to key personnel and directors for terms of up to 10 years at not less than the fair value of the shares at the dates of grant and vest in full on the fifth anniversary of the grant date.

During the year ended December 31, 2002 five employees exercised options covering 14,400 shares at exercise prices of $4.4375 and $5.25 per share or a total of $69,100. This resulted in an increase of $144 in common stock and $125,856 in capital surplus and a reduction of deferred compensation of $56,900. Additionally, during 2002 family members of a director (deceased) exercised options covering 18,000 shares at exercise prices of $3.6875, $4.4375 and $5.25 or a total of $80,250. This resulted in an increase of $180 in common stock and $152,820 in capital surplus and a reduction of deferred compensation of $72,750.

9. Common stock (continued)

During 2001, one of the officers exercised options covering 800 shares at an exercise price of $4.4375 per share or a total of $3,550. This resulted in an increase of $8 in common stock and $7,992 in capital surplus and a reduction of deferred compensation of $4,450.

During 2000, one of the directors exercised options covering 6,000 shares at an exercise price of 3.6875 per share or a total of $22,125. This resulted in an increase of $60 in common stock and $59,940 in capital surplus and a reduction of deferred compensation of $37,875.

At December 31, 2002, 2001 and 2000, the outstanding options granted for the purchase of 266,000, 246,000 and 216.400 shares were at prices ranging from $3.69 to $8.50 per share. Deferred compensation of $160,375, $715,125 and $863,195 has been recognized as of December 31, 2002, 2001 and 2000, respectively, related to the difference between the option prices and the fair market value of the Company's common stock at December 31, 2002, 2001 and 2000, as estimated by management. The dilutive effect on earnings per common share of the Company's shares under option was approximately $.04, $.05 and $.04 for the years ended December 31, 2002, 2001 and 2000, respectively.

On April 19, 2002, the Company completed a private placement of 889,547 shares of common stock. The shares were issued and sold at $7.75 per share to accredited investors, of which approximately 550,000 share were purchased by directors, officers and their families. This sale of stock resulted in net proceeds of $6,767,988.

10. Regulatory capital matters

The Bank is subject to various regulatory capital requirements administered by the state and federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank and the consolidated financial statements. Under regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification under the prompt corrective guidelines are also subject to qualitative judgements by the regulators about components, risk weightings, and other factors.

10. Regulatory capital matters (continued)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total risk-based capital and Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to adjusted total assets (as defined). Management believes, as of December 31, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2002, the most recent notification from the Federal Deposit Insurance Corporation, categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Bank's prompt corrective action category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(In thousands)			
As of December 31, 2002:						
Total Risk-Based Capital (to Risk-Weighted Assets)	$ 29,505	15.72%	$ 15,016	8.0%	$ 18,770	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	27,307	14.55%	7,508	4.0%	11,262	6.0%
Tier 1 Capital (to Average Total Assets)	27,307	10.00%	10,926	4.0%	13,657	5.0%
As of December 31, 2001:						
Total Risk-Based Capital (to Risk-Weighted Assets)	24,004	16.90%	11,365	8.0%	14,206	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	22,265	15.67%	5,683	4.0%	8,524	6.0%
Tier 1 Capital (to Average Total Assets)	22,265	10.41%	8,558	4.0%	10,698	5.0%
As of December 31, 2000:						
Total Risk-Based Capital (to Risk-Weighted Assets)	20,118	14.38%	11,194	8.0%	13,993	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	18,792	13.56%	5,597	4.0%	8,396	6.0%
Tier 1 Capital (to Average Total Assets)	$ 18,792	9.56%	$ 7,864	4.0%	$ 9,830	5.0%

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. Other operating income and expenses

The major components of other operating income included in noninterest income are as follows:

	Years ended December 31, 2002	2001	2000
Check order charges	$ 103,492	$ 74,357	$ 30,058
Safe deposit income	49,015	42,265	41,108
Other	112,416	233,558	303,438
Totals	$ 264,923	$ 350,180	$ 374,604

The major components of other operating expenses included in noninterest expenses are as follows:

	Years ended December 31, 2002	2001	2000
Postage	$ 205,030	$ 160,990	$ 151,563
Telephone	323,322	227,501	169,356
Professional fees	523,826	148,595	164,758
Insurance expenses	148,093	143,977	130,621
Atm expense	151,796	75,428	63,351
Travel	107,828	60,497	38,342
Federal Reserve charges	160,655	155,607	124,839
Hired labor	127,737	65,666	45,577
Amortization of intangibles	332,017	140,513	140,513
Supplies	284,405	188,176	152,088
Check orders	132,001	59,426	28,503
Advertising	32,828	51,919	23,675
Examination and assessment	6,783	13,558	9,584
Contributions	17,254	19,675	22,884
Courier and express	125,302	82,504	66,296
Data processing	8,574	10,216	9,350
Overdraft losses	217,827	153,794	98,069
Write down of other real estate	81,566	209,748	56,000
Other	712,743	570,216	532,783
Totals	$ 3,699,587	$ 2,538,006	$ 2,028,152

12. Income taxes

The Components of income tax expense (benefit) were as follows:

	Years ended December 31, 2002	2001	2000
Current			
Federal	$ 1,084,474	$ 1,529,158	$ 1,443,724
State	132,283	199,575	188,227
Deferred			
Federal	73,000	(61,000)	(15,000)
State	5,000	(23,000)	2,000
Totals	$ 1,294,757	$ 1,644,733	$ 1,618,951

The tax effects of securities transactions for the years ended December 31, 2002, 2001 and 2000 were $59,902, $22,593 and $0, respectively.

The principal reasons for the difference in the effective tax rate and the federal statutory rate are as follows:

	Years ended December 31, 2002		2001		2000	
	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings	Amount	% of Pre-tax Earnings
Statutory federal income tax rate	$ 1,482,949	34.0	$ 1,591,149	34.0	$ 1,449,174	34.0
Effect on rate of:						
Tax-exempt securities	(23,808)	(0.5)	(28,900)	(0.6)	(48,477)	(1.1)
Tax-exempt loan income	(8,222)	(0.2)	(20,716)	(0.4)	(22,699)	(0.5)
State income tax	137,283	3.1	176,575	3.8	190,227	4.5
Interest expense disallowance	3,976	0.1	6,369	0.1	10,921	0.2
Other	(297,421)	(6.8)	(79,744)	(1.7)	39,805	0.9
Effective income tax rate	$ 1,294,757	29.7	$ 1,644,733	35.2	$ 1,618,951	38.0

Federal and state income taxes payable included in other liabilities were as follows:

	December 31, 2002	2001	2000
Federal (over payment)	$ (457,873)	$ (62,153)	$ (42,099)
State	$ 127,735	$ 196,369	$ 182,837

12. Income taxes (continued)

The components of the net deferred income tax asset included in other assets are as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Deferred tax asset:			
Federal	$ 731,694	$ 707,163	$ 632,089
State	79,034	72,107	45,969
Total deferred income tax asset	810,728	779,270	678,058
Deferred tax liability:			
Federal	(253,295)	(185,535)	(105,094)
State	(28,477)	(21,758)	(6,911)
Total deferred income tax liability	(281,772)	(207,293)	(112,005)
Net deferred tax asset	$ 528,956	$ 571,977	$ 566,053

The tax effects of each type of income and expense item that gave rise to deferred taxes are as follows:

	2002	2001	2000
Deferred compensation	$ 42,449	$ 177,434	$ 206,898
Net unrealized (gains) losses on securities available for sale	(36,044)	(71,023)	7,053
Depreciation	(239,967)	(136,270)	(112,005)
Allowance for loan losses	679,513	542,188	414,056
Reserve for debt cancellation	18,650	15,665	22,648
Other	64,355	43,983	27,403
Total	$ 528,956	$ 571,977	$ 566,053

Management of the Company believes its net deferred asset is recoverable.

13. Commitments and contingencies

The Company's consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are commitments to extend credit, commercial letters of credit and standby letters of credit. A summary of the Bank's commitments and contingent liabilities is approximately as follows:

	December 31, 2002	December 31, 2001	December 31, 2000
Commitments to extend credit	$ 13,197,000	$ 7,148,000	$ 8,850,000
Credit card arrangements	2,575,000	2,213,000	2,177,000
Standby letters of credit	821,000	851,000	1,094,000

13. Commitments and contingencies (continued)

Commitments to extend credit, credit card arrangements, commercial letters of credit and standby letters of credit all include exposure to some credit loss in the event of nonperformance of the customer. The Bank's credit policies and procedures for credit commitments and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of financial condition.

Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk to the Bank.

14. Concentrations of credit

All of the Bank's loans, commitments, and commercial and standby letters of credit have been granted to customers in the Bank's market area. All such customers are depositors of the Bank. Investments in state and municipal securities also involve governmental entities within the Bank's market area. The concentrations of credit by type of loan are set forth in Note 4. The distribution of commitments to extend credit related primarily to unused commercial and real estate lines of credit. Commercial and standby letters of credit were granted primarily to commercial borrowers.

The Bank maintains its cash accounts at various commercial banks in Alabama, Tennessee and Georgia. The total cash balances in commercial banks are insured by the FDIC up to $100,000. The uninsured balances held at commercial banks at December 31, 2002, 2001 and 2000 were $3,509,598, $92,521 and $0, respectively.

15. Restrictions on subsidiary dividends, loans or advances

The Bank is subject to the dividend restrictions set forth by the State Banking Department. Under such restrictions, the Bank may not, without the prior approval of the State Banking Department, declare dividends in excess of the sum of the current year's earnings plus the retained earnings from the prior two years. The dividends as of December 31, 2002, that the Bank could declare, without the approval of the State Banking Department amounted to approximately $8,216,000.

16. Employee stock ownership plan

The Company has adopted an Employee Stock Ownership Plan (the "ESOP") which enables eligible employees of the Bank to own Company common stock.

The ESOP is a noncontributory plan that provides retirement and disability benefits for eligible employees, and death benefits. Employees who are credited with one thousand hours of service in any twelve-month period or who have completed three consecutive months of service may become participants in the Plan.

16. Employee stock ownership plan (continued)

Benefits under the Plan depend upon a participant's years of credited service with the Company or the Bank and the annual allocation of employer contributions based upon the ratio that the compensation of the participant bears to the total compensation of all participants. A participant is 20% vested in their accrued benefits after completion of three years of service. Vesting increases 20% per year for the next four years with the participant becoming fully vested upon completion of seven years of service.

During 1999, the ESOP borrowed $5,212,856 from an unrelated financial institution. The funds were used to acquire 661,950 (after stock split) shares of the Company's stock. The Company, as plan sponsor, has guaranteed the loan, and in accordance with generally accepted accounting principles must account for the aforementioned leveraged transaction by recording the debt of the ESOP as a liability and recording an offsetting reduction of equity. As debt principal is paid, these accounts are correspondingly reduced.

The shares pledged against the ESOP loan are held in escrow. The restricted shares are released based upon a formula calculation of principal and interest paid as a percentage of the total principal and interest to be paid under terms of the loan agreement; however, the lender cannot hold more fair market value collateral than the outstanding loan principal.

The following summarizes the applicable activity and balances regarding the ESOP:

	Years ended December 31,		
	2002	2001	2000
ESOP expense:			
Amount representing compensation	$ 566,499	$ 544,426	$ 489,424
Amount representing interest	128,154	244,529	415,251
Total	$ 694,653	$ 788,955	$ 904,675

The accrued and unpaid contribution amounts were $592,605, $566,821 and $603,254 at December 31, 2002, 2001 and 2000, respectively.

	2002	2001	2000
ESOP obligation:			
Balance beginning of period	$ 3,741,733	$ 4,855,331	$ 5,049,438
Borrowing	0	0	0
Principal reductions	(145,733)	(1,113,598)	(194,107)
Balance at end of period	$ 3,596,000	$ 3,741,733	$ 4,855,331

16. Employee stock ownership plan (continued)

Schedule of repayment of ESOP is debt as follows:

	December 31, 2002
April 15, 2003	$ 500,000
April 15, 2004	550,000
April 15, 2005	600,000
April 15, 2006	700,000
April 15, 2007	800,000
Thereafter	446,000
Total	$ 3,596,000

The indebtedness described above is included in liabilities and as a reduction of equity. As guarantor of the ESOP loan, the Company is subject to certain restrictive covenants (financial and other). The Company was in compliance or has received a waiver with regard to the covenants as of December 31, 2002, 2001 and 2000.

	2002	2001	2000
Summary of restricted shares:			
Held in escrow at beginning	$ 442,809	$ 593,924	$ 330,975
Shares pledged	0	0	0
Stock split (2 for 1)	0	0	330,975
Shares released	(19,750)	(151,115)	(68,026)
Balance at December 31,	$ 423,059	$ 442,809	$ 593,924

17. Leases

The Bank leases land and building space under noncancellable leases. Several leases are presently on a month to month basis for $6,916 per month. The leases generally require the Bank to pay maintenance, insurance and taxes. For the years ended December 31, 2002, 2001 and 2000, annual rental expense on operating leases was approximately $192,705, $69,584 and $82,829, respectively. The rental expense related to the Marshall County branches for 2002 and included above was $115,152.

Future minimum lease payments under such noncancellable operating leases with initial or remaining terms in excess of one year at December 31, 2002 are as follows:

Years ending December 31,	
2003	$ 216,316
2004	191,316
2005	188,916
2006	155,951
2007	139,056
Thereafter	1,664,112
Total minimum lease payments	$ 2,555,667

17. Leases (continued)

In connection with the acquisition of the Marshall County branches (refer to Note 23) as of May 31, 2002, the Company entered into a capitalized lease agreement covering the land and building of one branch. Under the terms of the agreement, the Company is to pay sixty monthly payments of $14,000 beginning June 1, 2002 and the balance of $2,621,543 on June 1, 2007. As of December 31, 2002 the capitalized lease is summarized as follows:

Total Payments	$ 3,363,543
Amount representing interest	(811,942)
Balance capitalized lease obligation	$ 2,551,601

18. Related party transactions

Loans

As more fully described in Note 4, the Bank made loans to related parties during 2002, and 2001 which amounted to $6,988,021 and $7,189,489, respectively.

Leases

The Bank has a lease agreement with a director for the lease of a branch facility. The lease is of comparable terms and conditions as would be from an independent party. The lease is on a month to month basis with monthly rental payments of $800. See Note 17.

Construction

During 2002, 2001 and 2000 the Bank contracted with Walker Brothers, Ltd., an affiliated business of certain directors, for the construction and remodeling of facilities. Total amounts paid during 2002, 2001 and 2000 amounted to $276,095, $248,741 and $216,912, respectively.

Appraisal evaluation services

During 2002, 2001 and 2000, the Bank utilized the services of a real estate firm owned by a director's family member for evaluations on loans secured by real estate and not requiring independent certification. The director is an employee of the firm and performs the evaluations. The total amount paid during 2002, 2001 and 2000 were $41,200, $54,450 and $45,800, respectively.

19. Litigation

While the Company and its subsidiaries are parties to various legal proceedings arising from the ordinary course of business, management believes after consideration of its insurance coverage and consultation with legal counsel that there are no proceedings threatened or pending against the Company or its subsidiaries that will, individually or in the aggregate, have a material adverse effect on the business or consolidated financial condition of the Company.

20. Subsidiary operations

In addition to banking, the Company is engaged in other areas of operation through its subsidiary, Peoples Bank of North Alabama. Through the non-bank subsidiaries, the Bank has diversified into other markets of services and products to enhance and compliment its banking operations. Southern Insurance of Cullman, Inc. acts as an agent for obtaining title insurance for its real estate loan customers and to offer various services to the Bank's customers. Southern Insurance recognizes commission income upon the issuance of a title policy. Altrust Billing Services, Inc. discontinued its operation in mid-year of 2001 and the Company was liquidated. Prior to its dissolution, the Company provided bookkeeping related services primarily directed to the medical billing and insurance claims areas. These services were fee-based and were designed to offer direct deposit and automatic receivable financing to the Bank's customers. The combined revenue of these subsidiaries for 2002, 2001 and 2000 was less than 3% of consolidated revenues each year and has been included in non-interest income. The combined expenses of these subsidiaries for 2002, 2001 and 2000 was less than approximately 3% of consolidated expenses

21. Intangibles

In prior years, the Bank acquired certain assets and assumed deposits and certain liabilities from other banks. The excess of the purchase price over the net fair market value of the assets acquired (core deposit intangible) is being amortized on a straight line basis over fifteen years. The amortization for the years ended December 31, 2001and 2000 was $140,513 each year. The unamortized intangible was $1,400,750, and $1,541,263 as of December 31, 2001 and 2000, respectively. The acquisition of branches described in Note 23 resulted in additional core deposit intangibles of $4,932,474 which are being amortized on a straight line basis over fifteen years. The amortization period began June 1, 2002.

In compliance with the requirements of SFAS 142, management has performed a reassessment of the estimated useful lives of the existing core deposit intangibles, which were initially recorded in 1994 and 1998 and are being amortized on a straight line basis over fifteen years. After considering several factors in the reassessment process, management has determined that the estimated lives assigned to the core deposit intangibles are appropriate.

Additionally, in determining the estimated useful life of the core deposit intangible, which resulted from the acquisition of the Marshall County branches, management has considered the Company's experience with the aforementioned acquisitions, the factors considered in the reassessment of the estimated lives of the existing core deposit intangibles and the estimated lives which have been commonly used in the banking industry. Realizing that such estimates are subjective in nature and in some cases range form seven to twenty years, management has determined that fifteen years is a reasonable estimate for this acquisition.

The total amortization expense recognized for calendar year 2002 was $332,017. The estimated amortization expense to be recognized in each of the succeeding five years is $469,351.

22. Fair values of financial instruments

The estimated fair values of the Company's financial instruments as of December 31, 2002 and 2001 are as follows:

	2002		2001	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial assets				
Cash and short-term investments	$ 46,153	$ 46,153	$ 24,364	$ 24,364
Investment securities	22,993	22,993	18,272	18,272
Other investments	1,023	1,023	1,023	1,023
Loans	185,263	187,016	145,380	147,775
Accrued interest and dividends receivable	2,037	2,037	1,866	1,866
Total financial assets	$ 257,469	$ 259,222	$ 190,905	$ 193,300
Financial liabilities				
Deposits	$ 230,941	$ 233,833	$ 172,471	$ 174,276
Capitalized lease obligation	2,552	2,560	0	0
Debt of ESOP	3,596	3,596	3,742	3,410
Other short-term borrowings	451	451	139	139
Securities sold under agreement to repurchase	4,514	4,514	0	0
Accrued interest payable	609	609	601	601
Total financial liabilities	$ 242,663	$ 245,563	$ 176,953	$ 178,426
Unrecognized financial instruments				
Commitments to extend credit	$ 13,197	$ 13,177	$ 7,148	$ 7,148
Credit card arrangements	2,575	2,575	2,213	2,213
Standby letters of credit	821	841	851	851
Total unrecognized financial instruments	$ 16,593	$ 16,593	$ 10,212	$ 10,212

23. Business combination

On February 25, 2002, the Company entered into an agreement with Community Bank, Blountsville, Alabama to purchase six bank branches and the related assets and deposits located in Marshall County, Alabama. The Company received the necessary regulatory approvals for the transaction and the transaction was closed as of May 31, 2002. As a result of the acquisition of the branches, Peoples Bank acquired approximately $58.8 million of loans and approximately $4.7 million of other assets (including capitalized leases on branch premises), and assumed approximately $79.6 million of deposit liabilities. The Company has paid the seller a premium of 8% of the core deposit liabilities or approximately $4.9 million.

Over the past few years the Company has considered several alternatives to accomplishing its goals regarding growth in existing branch locations and expanding into nearby counties, including Marshall County, where the Company had recently opened one new branch in a temporary facility. With the opportunity to acquire six branches in four different communities in Marshall County, the Company evaluated the cost and effort together with the time involved to become well established in that county against the cost of the acquisition and determined that the acquisition was the most practical and economical alternative.

Following is a summary of the assets purchased and the liabilities assumed:

Cash and cash items	$	573,795
Premises and equipment		1,080,565
Prepaid and accrued expenses-net		5,368
Loans:		
Gross		59,186,797
Accrued interest receivable on loans		361,049
Less credit discount		(393,620)
Net loans		59,154,226
Other assets (primarily repossessed assets)		33,560
Core deposit intangible (determined as 8% of average 30 day core deposits or $61,624,233 x 8% + $2,535 on 2 additional DDA accounts settled after closing)		4,932,474
Additional cash provided by seller		13,774,816
Total assets recorded	$	79,554,804

23. Business combination (continued)

Deposits and accrued interest payable:		
Demand (includes Now and MM accounts)	$	22,957,158
Savings		7,287,804
Certificates of deposit under $100,000		30,890,456
Total core deposits		61,135,418
Accrued interest payable		336,591
Certificates of deposit over $100,000 and Public Funds time deposits		18,082,795
Total deposits and liabilities recorded	$	79,554,804

Values have been allocated and assigned based on estimated fair value of the respective asset or liability.

Additionally, the Company entered into a lease-purchase agreement on one of the branch facilities. The agreement provides that the Company will pay monthly rent of $14,000 for sixty months and purchase the property for $2,621,543. The present value of the payments totaled $2,560,402 using a 7% rate, thus that is the value recorded by the Company as the capitalized lease. (Refer to note 17).

Under purchase accounting, the results of operations, subsequent to the acquisition date, are included in the Consolidated Financial Statements. Assuming the May 31, 2002 acquisition of the six Marshall County branches had occurred on January 1, 2001, the consolidated results of operations on a pro forma basis for the year ended December 31, 2002 and the year ended December 31, 2001 would have been approximately as follows:

		Year Ended December 31, 2002		Year Ended December 31, 2001
		(In thousands except per share data)		
Gross interest income	$	18,076	$	24,278
Net interest income		12,071		12,967
Net income		3,379		2,960
Net income per share-basic		0.73		0.75
Net income per share-diluted		0.70		0.70

23. Business combination (continued)

The above table of condensed pro forma results of operations for the periods indicated has been adjusted for the following:

1. To reflect the removal of the income or expense effect of assets or liabilities not acquired or assumed.
2. To reflect the interest and depreciation expenses applicable to the capitalized lease assumed.
3. To reflect a provision for loan losses for the year 2001 on loans acquired, the reversal of that provision for the year ended December 31, 2002, since the actual provision was included in the consolidated financial statements for that period.
4. To reflect the removal of non-recurring items (i.e., gain on sale of fixed assets, etc.) and to reflect the applicable tax effects of the pro forma income and expense items.

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information

Statements of financial condition

	December 31, 2002	December 31, 2001
Assets		
Cash and due from banks	$ 39,448	$ 35,534
Investment in and amounts due from subsidiary (equity method) - eliminated upon consolidation	36,847,681	27,513,023
Other assets	263,926	231,153
Total assets	$ 37,151,055	$ 27,779,710
Liabilities and shareholders' equity		
Liabilities		
Company guaranteed debt of ESOP	$ 3,596,000	$ 3,741,733
Deferred compensation	160,375	715,125
Due to subsidiary - eliminated in consolidation	123,875	164,966
Other liabilities	13,957	15
Total liabilities	3,894,207	4,621,839
Shareholders' equity	33,256,848	23,157,871
Total liabilities and shareholders' equity	$ 37,151,055	$ 27,779,710

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information (continued)

Statements of income

		Years ended December 31,	
	2001	2001	2000
Income			
From subsidiaries - eliminated upon consolidation:			
Dividends	$ 0	$ 750,000	$ 0
Expenses			
Deferred compensation	(425,100)	(143,620)	320,920
Other expenses	171,275	42,852	56,467
Total expenses	(253,825)	(100,768)	377,387
Income (loss) before income taxes and equity in undistributed earnings of subsidiaries	253,825	850,768	(377,387)
Income tax expenses (benefit)	132,227	30,000	(2,000)
Income (loss) before equity in undistributed earnings of subsidiaries	121,598	820,768	(375,387)
Equity in undistributed earnings of subsidiaries	2,945,259	2,214,349	3,018,712
NET INCOME	$ 3,066,857	$ 3,035,117	$ 2,643,325

ALTRUST FINANCIAL SERVICES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. Condensed parent company information (continued)
Statements of cash flows

	Years ended December 31,		
	2002	**2001**	**2000**
Cash flows from operating activities			
Net income	$ 3,066,857	$ 3,035,117	$ 2,643,325
Adjustments to reconcile net income to net cash used in operating activities			
Equity in income of subsidiaries	(2,945,259)	(2,964,349)	(3,018,712)
Deferred tax provision	130,000	30,000	(2,000)
Decrease (increase) in other assets	(162,772)	(36,066)	51,132
Increase (decrease) in other liabilities	(452,250)	21,346	312,070
Net cash provided by (used in) operating activities	(363,424)	86,048	(14,185)
Cash flows from investing activities			
Contribution of capital to subsidiary bank	(6,550,000)	0	0
Net cash provided by (used in) investing activities	(6,550,000)	0	0
Cash flows from financing activities			
Dividend received from subsidiary	0	750,000	0
Proceeds from sale of stock	7,043,338	3,550	22,125
Pay expenses of sale of stock	(126,000)	0	0
Dividends paid	0	(1,982,882)	0
Net cash provided by (used in) financing activities	6,917,338	(1,229,332)	22,125
Net increase (decrease) in cash and cash equivalents	3,914	(1,143,284)	7,940
Cash and cash equivalents, beginning	35,534	1,178,818	1,170,878
CASH AND CASH EQUIVALENTS, ENDING	$ 39,448	$ 35,534	$ 1,178,818
Supplemental disclosures			
Exercise of stock options - reduced deferred compensation and increased shareholders' equity	$ 129,650	$ 37,875	$ 0

Up to 645,161 Shares of

Altrust Financial Services, Inc.

Common Stock

OFFERING CIRCULAR

April 1, 2003

No dealer, salesperson, or any other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this offering circular, and, if given or made, such information or representations must not be relied upon as having been authorized by Altrust Financial Services, Inc. This offering circular does not constitute an offer to sell or a solicitation of an offer to buy the common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this offering circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Altrust Financial Services, Inc. since the date hereof.

PART III

Exhibit Index

Exhibit Number		Description
2(a)	--	Restated Articles of Incorporation of Altrust Financial Services, Inc.*
2(b)	--	Bylaws of Altrust Financial Services, Inc.*
3	--	Specimen Stock Certificate of Altrust's Common Stock, par value $.01 per share.*
4	--	Subscription Agreement.*
6(a)	--	Acquisition Agreement, dated as of February 25, 2002, between Community Bank and Peoples Bank of North Alabama; Amendment 1 to the Acquisition Agreement, dated as of May 2, 2002, between Community Bank and Peoples Bank of North Alabama; and Amendment 2 to the Acquisition Agreement, dated as of July 17, 2002, between Community Bank and Peoples Bank of North Alabama. *
6(b)	--	Long-Term Incentive Plan.*
6(c)	--	1995 Stock Option Plan for Outside Directors.*
10(a)(1)	--	Consent of Alston & Bird LLP (Included in Exhibit 11). *
10(a)(2)	--	Consent of Mackle Splawn Tindall & McDonald, LLP.
11	--	Opinion of Alston & Bird LLP. *
15(a)	--	Power of Attorney.*

* Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cullman, State of Alabama, on March 31, 2003.

ALTRUST FINANCIAL SERVICES, INC.

By: ______________________
J. Robin Cummings
President and Chief Executive Officer

This offering statement has been signed by the following persons in the capacities and on the date indicated.

By: ______________________
J. Robin Cummings
President, Chief Executive Officer and Director

By: __________*__________
Lionel Powell
Chief Financial Officer

By: __________*__________
H.D. Lawler
Chief Operations Officer

By: __________*__________
Whit Drake
Director

By: __________*__________
N. Jasper Estes
Director

By: __________*__________
Alan Walker
Director

By: __________*__________
Terry Walker
Director

By: __________*__________
Tim Walker
Director

By: __________*__________
Brian Witcher
Director

* By: ______________________
J. Robin Cummings
Attorney-In-Fact

SUBSCRIPTION AGREEMENT

ALTRUST FINANCIAL SERVICES, INC.

OUR COMMON STOCK IS NOT A DEPOSIT AND IS NOT INSURED BY THE FDIC OR ANY GOVERNMENTAL AGENCY. NEITHER THE SEC, THE FDIC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OUR COMMON STOCK OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The undersigned (individually and collectively the "*Subscriber*"), intending to be legally bound, hereby applies to Altrust Financial Services, Inc. (the "*Company*") to purchase the number of shares of the Company's $0.01 par value common stock (the "*Common Stock*") at $7.75 per share (the "*Purchase Price*") specified below, in accordance with the terms and conditions of this Subscription Agreement and the offering (the "*Offering*") as described in the offering circular (the "*Offering Circular*") relating to the offer and sale of the Common Stock.

1. *Receipt of Offering Circular.* The Subscriber has received a copy of the Offering Circular with respect to the Offering, and understands that upon acceptance by the Company, this Subscription Agreement will be a binding obligation of the Subscriber to immediately purchase the shares subscribed.

2. *Purchase for Subscriber's Account Only.* The Subscriber represents, warrants, and covenants that he is offering this Subscription Agreement and will purchase the Common Stock solely for his own account and for the person(s) in whose name(s) such shares are to be registered (or in whose names a brokerage account is to be established) as set forth below.

3. *Payment and Delivery of Subscription.* **All checks in payment of Subscriptions shall accompany this Subscription Agreement and shall be payable to "Altrust Financial Services, Inc."** All shares subscribed and made available to the undersigned Subscriber by the Company must be paid in full before the Company will be obligated to issue any Common Stock in respect of such subscription. **Subscription Agreements and checks in payment for Common Stock subscribed should be delivered or mailed to Attn: J. Robin Cummings, Altrust Financial Services, Inc., 811 2nd Avenue S.W., Cullman, Alabama 35055-4222.** The offering period for the Common Stock will terminate 60 days after the date of the offering circular, unless terminated sooner, although we may extend the offering for up to three 30 day periods in our discretion.

4. *Allocation of Shares.* The Subscriber understands and agrees that the Company has, in its sole discretion, the right to allocate shares among Subscribers, and to accept or reject subscriptions in whole or in part.

5. *Delivery of Certificates.* As a convenience to the Subscriber, unless the Subscriber indicates otherwise in the space provided below, the Subscriber will receive physical delivery of the certificate, registered in his name, as indicated in this Subscription Agreement.

6. *Miscellaneous.* The Subscriber confirms that all information supplied by it is true, accurate, and complete, and shall constitute representations, warranties, and covenants which shall survive the execution, delivery, and acceptance of this Subscription Agreement and the issuance and delivery of the Common Stock to the Subscriber or his broker. When accepted by the Company, this Subscription Agreement shall bind the Subscriber and his successors and assigns, personal and legal representatives, and heirs to pay for all shares subscribed. The Subscriber may not assign or transfer this Subscription Agreement or any interest herein, and this Subscription Agreement may not be revoked by the Subscriber after it has been executed and accepted by the Company. Headings used herein are for convenience of reference only and shall not be considered in construing the terms of this Subscription Agreement. This Subscription Agreement shall be governed by, and construed in accordance with, the laws of the State of Alabama.

Common Stock purchased by the undersigned shall be registered as listed below. In the absence of any contrary instructions, all shares subscribed by two or more individuals will be registered to such persons as joint tenants with rights of survivorship. (If certificates for shares are to be issued, or a brokerage account is to be established, in more than one name, please specify whether ownership is to be as tenants in common, joint tenants, etc. If certificates for shares are to be issued in the name of one person for the benefit of another, or in a person's Individual Retirement Account (or other qualifying retirement account), please indicate whether registration should be as trustee, custodian, or holder of an IRA/Retirement Account for each person, and if as trustee, please provide the full name and date of such trust.)

IN WITNESS WHEREOF, the undersigned, acting with full authority and capacity has executed, or caused to be executed, this Subscription Agreement.

Number of shares of
Common Stock subscribed:____________________________

Name(s) of Subscriber(s):*
____
____

Total Subscription Price
(at $7.75 per share): $____________________________

***Please PRINT or TYPE exact name(s) in which you would like the Common Stock to be registered**

Please indicate the form of ownership the undersigned desires for the Common Stock:

- ☐ Individual
- ☐ Trustee
- ☐ Corporation
- ☐ Joint Tenants with Rights of Survivorship
- ☐ Partnership
- ☐ Tenants in Common
- ☐ Custodian
- ☐ Beneficiary of IRA/Retirement Account
- ☐ Other

SUBSTITUTE FORM W-9

Under the penalties of perjury, I certify that: (1) the Social Security Number or Taxpayer Identification Number given below is correct; and (2) I am not subject to backup withholding either because I have not been notified that I am subject to backup withholding as a result of a failure to report all interest or dividends, or because the Internal Revenue Service has notified me that I am no longer subject to backup withholding. *Instructions:* You must cross out #2 above if you have been notified by the Internal Revenue Service that you are subject to backup withholding because of under reporting interest or dividends on your tax return and if you have not received a notice from the Internal Revenue Service advising you that backup withholding due to notified payee under reporting has terminated.

Signature** ________________________ **Date:**____________________________

PLEASE SIGN AND PROVIDE THE REQUESTED INFORMATION ON NEXT PAGE

Subscriber #1

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

Subscriber #2 (if any)

____
Signature** Date

____
Social Security or
Federal Taxpayer Identification No.

____
Residence Street Address/Route

____
City and State Zip

____
Area Code and Telephone Number

** If a corporation, please sign in full corporate name by president or other authorized officer. When signing as officer, attorney, custodian, trustee, administrator, guardian, etc., please give your full title as such. In case of joint tenants, each person must sign.

DO NOT WRITE BELOW THIS LINE

Accepted as of this _____ day of __________, 2003, as to ___ shares of Common Stock.

ALTRUST FINANCIAL SERVICES, INC.

By:________________________________

Name:______________________________

Title: ______________________________

Exhibit 10(a)(2)

Consent of Mackle Splawn Tindall & McDonald, LLP

Mackle
Splawn
Tindall &
McDonald, LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S CONSENT

We consent to the use in this Offering Statement of Altrust Financial Services, Inc. on Form 1-A of our Report of Independent Public Accountants, dated February 5, 2003, appearing in the Offering Circular, which is a part of this Offering Statement. We also consent to the reference to our accounting firm under the caption "Experts" in the Offering Circular.

Mackle, Splawn, Tindall & McDonald, LLP

March 28, 2003

Reply To: P.O. Box 55765 ▫ Birmingham, AL 35255
2100 16th Avenue, So. ▫ Ash Place, Suite 300 ▫ Birmingham, AL 35205 ▫ (205) 933-7822 ▫ Fax (205) 933-7944